TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 1
CONSOLIDATED FINANCIAL STATEMENTS
Page
Management’s Responsibility for Financial Information 2
Report of Independent Registered Public

Accounting Firm – Public Company Accounting

Oversight Board Standards (United States)
7
Report of Independent Registered Public

Accounting Firm – Internal Control over

Financial Reporting
10
Consolidated Financial Statements
Consolidated Balance Sheet 11
Consolidated Statement of Income 12
Consolidated Statement of Comprehensive

Income
13
Consolidated Statement of Changes in Equity 14
Consolidated Statement of Cash Flows 15
Notes to Consolidated Financial Statements
Note 1 Nature of Operations 16
Note 2
Summary of Material Accounting Policies

16
Note 3
Significant Accounting Judgments, Estimates,

and Assumptions
27
Note 4
Current and Future Changes in Accounting

Policies
31
Note 5 Fair Value Measurements 32
Note 6 Offsetting Financial Assets and Financial Liabilities 41
Note 7 Securities 42
Note 8
Loans, Impaired Loans, and Allowance for

Credit Losses
45
Note 9 Transfers of Financial Assets 52
Note 10 Structured Entities 53
Note 11 Derivatives 56
Note 12 Investment in Associates and Joint Ventures 64
Note 13 Significant Transactions 65
Note 14 Goodwill and Other Intangibles 65
Note 15
Land, Buildings, Equipment, Other Depreciable

Assets, and Right-of-Use Assets
67
Note 16 Other Assets 68
Note 17 Deposits 68
Note 18 Other Liabilities 69
Note 19 Subordinated Notes and Debentures 70
Note 20 Equity 70
Note 21 Insurance 73
Note 22 Share-Based Compensation 76
Note 23 Employee Benefits 78
Note 24 Income Taxes 83
Note 25 Earnings Per Share 85
Note 26
Provisions, Contingent Liabilities, Commitments,

Guarantees, Pledged Assets, and

Collateral
86
Note 27 Related Party Transactions 89
Note 28 Segmented Information 90
Note 29 Interest Income and Expense 92
Note 30 Credit Risk 93
Note 31 Regulatory Capital 94
Note 32 Information on Subsidiaries 96

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 2
FINANCIAL RESULTS
Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL

INFORMATION
The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”)

is responsible for the integrity, consistency, objectivity,

and reliability of the
Consolidated Financial Statements of the Bank

and related financial information as

presented. International Financial Reporting

Standards as issued by the
International Accounting Standards Board,

as well as the requirements of the
Bank Act

(Canada),

and related regulations have been applied

and management has
exercised its judgment and made best estimates

where appropriate.
The Bank’s accounting system and related internal

controls are designed, and supporting procedures

maintained, to provide reasonable assurance

that
financial records are complete and accurate,

and that assets are safeguarded against

loss from unauthorized use or disposition.

These supporting procedures
include the careful selection and training

of qualified staff, the establishment of organizational

structures providing a well-defined division

of responsibilities and
accountability for performance, and the

communication of policies and guidelines

of business conduct throughout the Bank.
Management has assessed the effectiveness of the

Bank’s internal control over financial reporting

as at October 31, 2024,

using the framework found in
Internal Control – Integrated Framework issued

by the Committee of Sponsoring Organizations

of the Treadway Commission 2013 Framework. Based upon

this
assessment, management has concluded

that as at October 31, 2024,

the Bank’s internal control over financial reporting

is effective.
The Bank’s Board of Directors, acting through the

Audit Committee, which is composed entirely

of independent directors, oversees management’s
responsibilities for financial reporting. The

Audit Committee reviews the Consolidated

Financial Statements and recommends them

to the Board for approval.
Other responsibilities of the Audit Committee

include monitoring the Bank’s system of internal

control over the financial reporting process

and making
recommendations to the Board and shareholders

regarding the appointment of the external

auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit

Committee, conducts an extensive program

of audits. This program supports the

system of
internal control and is carried out by a professional

staff of auditors.
The Office of the Superintendent of Financial

Institutions Canada, makes such examination

and enquiry into the affairs of the Bank as deemed

necessary to
ensure that the provisions of the Bank Act (Canada)
, having reference to the safety of the depositors,

are being duly observed and that the Bank

is in sound
financial condition.
Ernst & Young LLP,

the independent auditors appointed by

the shareholders of the Bank, have audited

the effectiveness of the Bank’s internal control over
financial reporting as of October 31, 2024, in addition

to auditing the Bank’s Consolidated Financial

Statements as of the same date. Their

reports, which
expressed unqualified opinions, can be found

on the following pages. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit
Committee to discuss their audit and

matters arising therefrom, such as, comments

they may have on the fairness of financial

reporting and the adequacy of
internal controls.

Bharat B. Masrani

Kelvin Tran
Group President and

Group Head and
Chief Executive Officer

Chief Financial Officer
Toronto, Canada
December 4, 2024

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TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 7
REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of The Toronto-Dominion Bank
Opinion on the Consolidated Financial

Statements
We have audited the accompanying Consolidated

Balance Sheets of The Toronto-Dominion Bank (TD) as of October 31, 2024

and 2023, the related Consolidated
Statements of Income, Comprehensive

Income, Changes in Equity, and Cash Flows for the years then ended, and the related notes (collectively referred

to as the
“consolidated financial statements”). In our opinion,

the consolidated financial statements present

fairly, in all material respects, the consolidated financial position of TD at October 31, 2024 and 2023, its

consolidated financial performance and its

consolidated cash flows for the years then ended,

in conformity with
International Financial Reporting Standards

(IFRS) as issued by the International Accounting

Standards Board.

We also have audited, in accordance with the

standards of the Public Company Accounting

Oversight Board (United States) (PCAOB),

TD’s internal control over
financial reporting as of October 31, 2024, based

on criteria established in Internal Control –

Integrated Framework issued by the Committee

of Sponsoring
Organizations of the Treadway Commission (2013 framework)

and our report dated December 4, 2024,

expressed an unqualified opinion

thereon.
Basis for Opinion

These consolidated financial statements are

the responsibility of TD’s management. Our responsibility

is to express an opinion on TD’s consolidated

financial
statements based on our audits. We are a public

accounting firm registered with the PCAOB

and are required to be independent with respect

to TD in accordance
with the U.S. federal securities laws and

the applicable rules and regulations of the

Securities and Exchange Commission

and the PCAOB.
We conducted our audits in accordance with

the standards of the PCAOB. Those standards

require that we plan and perform the audit

to obtain reasonable
assurance about whether the financial

statements are free of material misstatement,

whether due to error or fraud. Our audits

included performing procedures to
assess the risks of material misstatement

of the financial statements, whether due

to error or fraud, and performing procedures

that respond to those risks. Such
procedures included examining, on a test basis,

evidence regarding the amounts and disclosures

in the consolidated financial statements.

Our audits also included
evaluating the accounting principles used and

significant estimates made by management,

as well as evaluating the overall presentation

of the consolidated
financial statements. We believe that our audits

provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below

are matters arising from the current period

audit of the consolidated financial statements

that were communicated
or required to be communicated to the audit

committee and that: (1) relate to accounts

or disclosures that are material to the consolidated

financial statements,
and (2) involved our especially challenging,

subjective, or complex judgments.

The communication of critical audit

matters does not alter in any way our opinion

on
the consolidated financial statements, taken

as a whole, and we are not, by communicating

the critical audit matters below, providing separate opinions on the
critical audit matters or on the accounts or

disclosures to which they relate.
Allowance for credit losses
Description of

the Matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to the allowance for credit losses in Note 3
of the consolidated financial statements. As

disclosed in Note 8 to the consolidated financial

statements, TD recognized $9,141 million
in allowances for credit losses on its

consolidated balance sheet using an expected

credit loss model (ECL). The ECL is an

unbiased
and probability-weighted estimate of credit losses

expected to occur in the future, which is

based on the probability of default (PD),
loss given default (LGD) and exposure at

default (EAD) or the expected cash

shortfall relating to the underlying financial asset.

The
ECL is determined by evaluating a range

of possible outcomes incorporating the time

value of money and reasonable and supportable
information about past events, current conditions,

and future economic forecasts. ECL allowances

are measured at amounts equal to
either (i) 12-month ECL; or (ii) lifetime ECL

for those financial instruments that have experienced

a significant increase in credit risk
(SICR) since initial recognition or when

there is objective evidence of impairment.
Auditing the allowance for credit losses was

complex and required the application of

significant judgment and involvement of
specialists because of the sophistication of

the models, the forward-looking nature

of the key assumptions, and the inherent
interrelationship of the critical variables used

in measuring the ECL. Key areas of judgment

include evaluating: (i) the models

and
methodologies used for measuring both the

12-month and lifetime expected credit losses;

(ii) the assumptions used in the ECL
scenarios including forward-looking information

(FLI) and assigning probability weighting;

(iii) the determination of SICR; and (iv)

the
assessment of the qualitative component applied

to the modelled ECL based on management’s

expert credit judgment.

How We Addressed the
Matter in Our Audit
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls over the
allowance for credit losses. The controls

we tested included, amongst others, the development

and validation of models and selection
of appropriate inputs including economic forecasting,

determination of non-retail borrower

risk ratings, the integrity of the data used
including the associated controls over relevant

information technology (IT) systems,

and the governance and oversight over the
modelled results and the use of expert credit judgment.
To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk specialists

to assess
whether the methodology and assumptions,

including management’s SICR triggers, used in

significant models that estimate the ECL
across various portfolios are consistent

with the requirements of IFRS. This included

reperforming the model validation procedures

for
a sample of models to evaluate whether management’s

conclusions were appropriate. With the assistance

of our economic specialists,
we evaluated the models, methodology and

process used by management to develop

the FLI variable forecasts for each scenario

and
the scenario probability weights. For a

sample of FLI variables, we compared management’s

FLI to independently derived forecasts
and publicly available information. On a sample

basis, we recalculated the ECL to test

the mathematical accuracy of management’s
models. We tested the completeness and accuracy

of data used in measuring the ECL

by agreeing to source documents and systems
and evaluated a sample of management’s non-retail

borrower risk ratings against TD’s risk rating

policy. With the assistance of our
credit risk specialists, we also evaluated

management’s methodology and governance

over the application of expert credit judgment

by
evaluating that the amounts recorded

were reflective of underlying credit quality and

macroeconomic trends. We also assessed the
adequacy of disclosures related to the allowance

for credit losses.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 8
Fair value measurement of derivatives
Description of

the Matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to the fair value measurement of derivatives
in Note 3 of the consolidated financial

statements. As disclosed in Note 5 of the

consolidated financial statements, TD

has derivative
assets of $78,061 million and derivative liabilities

of $68,368 million recorded at fair value.

Certain of these derivatives are complex
and illiquid and require valuation techniques

that may include complex models and

non-observable inputs, requiring management’s
estimation and judgment.
Auditing the valuation of certain derivatives required

the application of significant auditor judgment

and involvement of valuation
specialists in assessing the complex models

and non-observable inputs used. Certain

valuation inputs used to determine fair

value
that may be non-observable include volatilities,

correlations, and credit spreads. The

valuation of certain derivatives is sensitive

to
these inputs as they are forward-looking and

could be affected by future economic and market

conditions.

How We Addressed the
Matter in Our Audit
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls, including the
associated controls over relevant IT systems,

over the valuation of TD’s derivative portfolio.

The controls we tested included, amongst
others, the controls over the suitability and

mechanical accuracy of models used in the

valuation of derivatives, and controls over
management’s independent assessment of

fair values, including the integrity of data used

in the valuation such as the significant
inputs noted above.

To test the valuation of these derivatives, our audit procedures included,

amongst others, an evaluation of the

methodologies and
significant inputs used by TD. With the assistance

of our valuation specialists, we performed

an independent valuation for a sample of
derivatives to assess the modelling assumptions

and significant inputs used to estimate

the fair value, which involved obtaining
significant inputs from independent external

sources, where available. We also assessed

the adequacy of the disclosures related to
the fair value measurement of derivatives.
Measurement of provision for uncertain

tax positions
Description of

the Matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to income taxes in Note 3 and Note 24 of

the
consolidated financial statements. As a

financial institution operating in multiple jurisdictions,

TD is subject to complex and constantly
evolving tax legislation. Uncertainty in a tax position

may arise as tax laws are subject to interpretation.

TD uses significant judgment in
i) determining whether it is probable that TD

will have to make a payment to tax authorities

upon their examination of certain uncertain
tax positions and ii) measuring the amount of

the provision.

Auditing TD’s provision for uncertain tax positions

involved the application of judgment and

is based on interpretation of tax legislation
and jurisprudence.
How We Addressed the
Matter in Our Audit
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls over TD’s
provision for uncertain tax positions.

The controls we tested included, amongst others,

the controls over the assessment of the
technical merits of tax positions and management’s

process to measure the provision for

uncertain tax positions.
With the assistance of our tax professionals,

we assessed the technical merits and the

amount recorded for uncertain tax positions.
Our audit procedures included, amongst others,

using our knowledge of, and experience

with, the application of tax laws by the
relevant income tax authorities to evaluate

TD’s interpretations and assessment of tax laws

with respect to uncertain tax positions.

We
assessed the implications of correspondence

received by TD from the relevant tax authorities

and evaluated income tax opinions or
other third-party advice obtained. We also assessed

the adequacy of the disclosures related

to uncertain tax positions.

Valuation of Goodwill in the U.S. Personal and

Commercial Banking group of Cash Generating

Units
Description of

the Matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to the recoverable amount of its cash
generating units (‘CGU”) or group of

CGUs to which goodwill has been allocated

in Note 3 of the consolidated financial

statements. As
disclosed in Note 14 of the consolidated financial

statements, TD has $14,663 million of goodwill

in the U.S. Retail segment, which
predominantly relates to the U.S. Personal

and Commercial Banking group of cash generating

units (“US P&C CGUs”). Goodwill is
assessed for impairment annually, or more frequently if impairment indicators are present.

Auditing the recoverable amount for the

U.S. P&C CGUs was complex and required

the application of significant auditor judgment

and
involvement of valuation specialists in assessing

certain significant assumptions in the impairment

test. Significant assumptions in the
estimate of the recoverable amount included

the discount rate and certain forward-looking

assumptions, such as the terminal

growth
rate, and forecasted earnings, which are affected by

expectations about future market or economic

conditions.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 9
How We Addressed the
Matter in Our Audit
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls over the
recoverable amount of TD’s U.S. P&C CGUs.

The controls we tested included, amongst

others, the controls over management’s
review of TD’s forecast as well as controls over

management’s review of the model and methodology

over significant assumptions
such as the discount rate and the terminal

growth rate. We also tested controls over

management’s review of the integrity of the data
used and the mathematical accuracy of

their valuation model.

To test the estimated recoverable amount of the U.S. P&C CGUs, our audit procedures included, amongst others,

with the assistance
of our valuation specialists, assessing the

methodology and testing the significant assumptions

and underlying data used by TD in its
assessment. We considered the selection and

application of the discount rate by evaluating

the inputs and mathematical accuracy of
the calculation, while also developing an independent

estimate and comparing it to the discount

rate selected by management. We
considered the selection and application of

the terminal growth rate by evaluating the

selected rate against relevant market and
economic forecast data. We evaluated the reasonability

of the forecasted earnings by comparing

to historical results and considering
our current understanding of the business as

well as current economic trends. We assessed

the historical accuracy of management’s
prior year estimates by performing a comparison

of management’s prior year projections to actual

results. We performed sensitivity
analysis on the significant assumptions to

consider the impact of changes in the recoverable

amount that would result from changes in
the assumptions. We also assessed the adequacy

of the disclosures related to the valuation

of goodwill.
Chartered Professional Accountants
Licensed Public Accountants
We have served as TD’s sole auditor since 2006. Prior

to 2006, we or our predecessor firm have

served as joint auditor with various other firms

since 1955.
Toronto, Canada
December 4, 2024

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 10
REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of The Toronto-Dominion Bank
Opinion on Internal Control over Financial

Reporting
We have audited The Toronto-Dominion Bank’s (TD) internal control over financial reporting as of October 31, 2024, based on

criteria established in Internal
Control – Integrated Framework issued by

the Committee of Sponsoring Organizations

of the Treadway Commission (2013 framework) (the

COSO criteria). In our
opinion, TD maintained, in all material respects,

effective internal control over financial

reporting as of October 31, 2024, based on

the COSO criteria.
We also have audited, in accordance with the

standards of the Public Company Accounting

Oversight Board (United States) (PCAOB),

the Consolidated Balance
Sheets of TD as of October 31, 2024 and 2023,

the related Consolidated Statements of

Income, Comprehensive Income, Changes

in Equity and Cash Flows for
the years then ended, and the related notes,

and our report dated December 4, 2024,

expressed an unqualified opinion thereon.
Basis for Opinion
TD’s management is responsible for maintaining

effective internal control over financial reporting,

and for its assessment of the effectiveness of

internal control
over financial reporting included in the accompanying

Management’s Report on Internal Control over

Financial Reporting contained in the accompanying
Management’s Discussion and Analysis. Our responsibility

is to express an opinion on TD’s internal control

over financial reporting based on our

audit. We are a
public accounting firm registered with the PCAOB

and are required to be independent with respect

to TD in accordance with the U.S. federal

securities laws and
the applicable rules and regulations of the

Securities and Exchange Commission and

the PCAOB.
We conducted our audit in accordance with the

standards of the PCAOB. Those standards

require that we plan and perform the audit

to obtain reasonable
assurance about whether effective internal control

over financial reporting was maintained in

all material respects.

Our audit included obtaining an understanding

of internal control over financial reporting,

assessing the risk that a material weakness

exists, testing and evaluating
the design and operating effectiveness of internal

control based on the assessed risk, and performing

such other procedures as we considered necessary

in the
circumstances. We believe that our audit provides

a reasonable basis for our opinion.
Definition and Limitations of Internal Control

over Financial Reporting
A company’s internal control over financial

reporting is a process designed to provide reasonable

assurance regarding the reliability of

financial reporting and the
preparation of financial statements for external

purposes in accordance with International

Financial Reporting Standards as issued by the

International Accounting
Standards Board. A company’s internal control over

financial reporting includes those policies

and procedures that (1) pertain to the

maintenance of records that,
in reasonable detail, accurately and fairly reflect

the transactions and dispositions of the assets

of the company; (2) provide reasonable

assurance that
transactions are recorded as necessary to

permit preparation of financial statements

in accordance with International Financial

Reporting Standards as issued by
the International Accounting Standards Board,

and that receipts and expenditures of the

company are being made only in accordance

with authorizations of
management and directors of the company;

and (3) provide reasonable assurance regarding

prevention or timely detection of unauthorized

acquisition, use, or
disposition of the company’s assets that could have

a material effect on the financial statements.
Because of its inherent limitations, internal

control over financial reporting may not prevent

or detect misstatements. Also, projections

of any evaluation of
effectiveness to future periods are subject to

the risk that controls may become inadequate

because of changes in conditions, or that

the degree of compliance
with the policies or procedures may deteriorate.
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 4, 2024

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 11
Consolidated Financial Statements
CONSOLIDATED BALANCE SHEET
(As at and in millions of Canadian dollars) October 31, 2024 October 31, 2023
ASSETS
Cash and due from banks $
6,437
$
6,721
Interest-bearing deposits with banks
169,930
98,348
176,367
105,069
Trading loans, securities, and other (Note 5)
175,770
152,090
Non-trading financial assets at fair value through

profit or loss
(Note 5)
5,869
7,340
Derivatives (Notes 5, 11)
78,061
87,382
Financial assets designated at fair value through

profit or loss
(Notes 5, 7)
6,417
5,818
Financial assets at fair value through other

comprehensive income
(Note 5)
93,897
69,865
360,014
322,495
Debt securities at amortized cost, net

of allowance for credit losses (Notes 5,

7)
271,615
308,016
Securities purchased under reverse repurchase

agreements (Note 6)
208,217
204,333
Loans (Notes 5, 8)
Residential mortgages
331,649
320,341
Consumer instalment and other personal
228,382
217,554
Credit card
40,639
38,660
Business and government
356,973
326,528
957,643
903,083
Allowance for loan losses (Note 8)
(8,094)
(7,136)
Loans, net of allowance for loan losses
949,549
895,947
Other
Customers’ liability under acceptances (Note 8)
–
17,569
Investment in Schwab (Note 12)
9,024
8,907
Goodwill (Note 14)
18,851
18,602
Other intangibles

(Note 14)
3,044
2,771
Land, buildings, equipment, other depreciable

assets, and right-of-use assets
(Note 15)
9,837
9,434
Deferred tax assets 1

(Note 24)
4,937
3,951
Amounts receivable from brokers, dealers,

and clients

22,115
30,416
Other assets 1

(Note 16)
28,181
27,629
95,989
119,279
Total assets 1 $
2,061,751
$
1,955,139
LIABILITIES
Trading deposits (Notes 5, 17) $
30,412
$
30,980
Derivatives (Notes 5, 11)
68,368
71,640
Securitization liabilities at fair value (Notes 5, 9)
20,319
14,422
Financial liabilities designated at fair value

through profit or loss
(Notes 5, 17)
207,914
192,130
327,013
309,172
Deposits (Notes 5, 17)
Personal

641,667

626,596
Banks
57,698
31,225
Business and government
569,315
540,369
1,268,680
1,198,190
Other
Acceptances (Note 8)
–
17,569
Obligations related to securities sold

short
(Note 5)
39,515
44,661
Obligations related to securities sold

under repurchase agreements
(Note 6)
201,900
166,854
Securitization liabilities at amortized

cost
(Notes 5, 9)
12,365
12,710
Amounts payable to brokers, dealers, and

clients
26,598
30,872
Insurance contract liabilities
1

(Note 21)
7,169
5,846
Other liabilities
1

(Note 18)
51,878
47,574
339,425
326,086
Subordinated notes and debentures (Notes

5, 19)
11,473
9,620
Total liabilities 1
1,946,591
1,843,068
EQUITY
Shareholders’ Equity
Common shares (Note 20)
25,373
25,434
Preferred shares and other equity instruments (Note 20)
10,888
10,853
Treasury – common shares (Note 20)
(17)
(64)
Treasury – preferred shares and other equity instruments (Note 20)
(18)
(65)
Contributed surplus
204
155
Retained earnings
1
70,826
73,008
Accumulated other comprehensive income (loss)
7,904
2,750
Total equity 1
115,160
112,071
Total liabilities and equity 1 $
2,061,751
$
1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 4 for details.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani

Nancy G. Tower

Group President and Chief Executive Officer

Chair, Audit Committee

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 12
CONSOLIDATED STATEMENT OF INCOME
(millions of Canadian dollars, except

as noted)
For the years ended October 31
2024 2023
Interest income 1

(Note 29)
Loans $
53,676
$
44,518
Reverse repurchase agreements
11,621
9,520
Securities
Interest
20,295
19,029
Dividends
2,371
2,289
Deposits with banks
5,426
5,318
93,389
80,674
Interest expense (Note 29)
Deposits
46,860
38,351
Securitization liabilities
1,002
915
Subordinated notes and debentures
436
436
Repurchase agreements and short sales
13,322
10,083
Other
1,297
945
62,917
50,730
Net interest income
30,472
29,944
Non-interest income
Investment and securities services
7,400
6,420
Credit fees
1,898
1,796
Trading income (loss)
3,628
2,417
Service charges 2
2,626
2,514
Card services
2,947
2,932
Insurance revenue 2

(Note 21)
6,952
6,311
Other income (loss) 2

(Notes 12, 13)
1,300
(1,644)
26,751
20,746
Total revenue
2
57,223
50,690
Provision for (recovery of) credit losses

(Note 8)
4,253
2,933
Insurance service expenses
2

(Note 21)
6,647
5,014
Non-interest expenses
Salaries and employee benefits
16,733
15,753
Occupancy, including depreciation
1,958
1,799
Technology and equipment, including depreciation
2,656
2,308
Amortization of other intangibles
702
672
Communication and marketing
1,516
1,452
Restructuring charges

(Note 26)
566
363
Brokerage-related and sub-advisory fees
498
456
Professional, advisory and outside services 2
3,064
2,493
Other 2

(Notes 13, 26)
7,800
4,559
35,493
29,855
Income before income taxes and share

of net income from investment in Schwab
2
10,830
12,888
Provision for (recovery of) income taxes 2

(Note 24)
2,691
3,118
Share of net income from investment

in Schwab (Note 12)
703
864
Net income
2
8,842
10,634
Preferred dividends and distributions on

other equity instruments
526
563
Net income available to common shareholders
2
$
8,316
$
10,071
Earnings per share

(Canadian dollars)

(Note 25)
Basic 2 $
4.73
$
5.53
Diluted 2
4.72
5.52
Dividends per common share

(Canadian dollars)
4.08
3.84
1

Includes $
84,324

million for the year ended October 31, 2024 (October 31, 2023 – $
72,403

million), which has been calculated based on the effective interest rate method

(EIRM).
2
Amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 13
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(millions of Canadian dollars) For the years ended October 31
2024 2023
Net income 1 $
8,842
$
10,634
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value through
other comprehensive income

Change in unrealized gain/(loss)

285
96
Reclassification to earnings of net loss/(gain)
(23)
(9)
Changes in allowance for credit losses recognized

in earnings
(1)
–
Income taxes relating to:
Change in unrealized gain/(loss)
(68)
(32)
Reclassification to earnings of net loss/(gain)
12
8
205
63
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
540
2,233
Reclassification to earnings of net loss/(gain)
(19)
11
Net gain/(loss) on hedges
(457)
(1,821)
Reclassification to earnings of net loss/(gain)

on hedges
41
(15)
Income taxes relating to:
Net gain/(loss) on hedges
122
217
Reclassification to earnings of net loss/(gain)

on hedges
(11)
4
216
629
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
3,354
(78)
Reclassification to earnings of loss/(gain)
173
238
Income taxes relating to:
Change in gain/(loss)
(929)
137
Reclassification to earnings of loss/(gain)
(50)
(52)
2,548
245
Share of other comprehensive income (loss)

from investment in Schwab
2,007
91
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
(151)
(95)
Income taxes
40
9
(111)
(86)
Change in net unrealized gain/(loss)

on equity securities designated at
fair value through other comprehensive income
Change in net unrealized gain/(loss)
222
(204)
Income taxes
(60)
54
162
(150)
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
22
(158)
Income taxes
(6)
42
16
(116)
Total other comprehensive income (loss)
5,043
676
Total comprehensive income (loss) 1 $
13,885
$
11,310
Attributable to:
Common shareholders
1
$
13,359
$
10,747
Preferred shareholders and other equity instrument

holders
1

526

563
1

Amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 14
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(millions of Canadian dollars) For the years ended October 31
2024 2023
Common shares (Note 20)
Balance at beginning of year $
25,434
$
24,363
Proceeds from shares issued on exercise of stock options
112
83
Shares issued as a result of dividend reinvestment plan
529
1,720
Purchase of shares for cancellation and other
(702)
(732)
Balance at end of year
25,373
25,434
Preferred shares and other equity instruments (Note 20)
Balance at beginning of year
10,853
11,253
Issuance of shares and other equity instruments
1,335
–
Redemption of shares and other equity instruments
(1,300)
(400)
Balance at end of year
10,888
10,853
Treasury – common shares (Note 20)
Balance at beginning of year
(64)
(91)
Purchase of shares
(11,209)
(7,959)
Sale of shares
11,256
7,986
Balance at end of year
(17)
(64)
Treasury – preferred shares and other equity instruments (Note 20)
Balance at beginning of year
(65)
(7)
Purchase of shares and other equity instruments
(625)
(590)
Sale of shares and other equity instruments
672
532
Balance at end of year
(18)
(65)
Contributed surplus
Balance at beginning of year
155
179
Net premium (discount) on sale of treasury instruments
20
(21)
Issuance of stock options, net of options exercised
22
27
Other
7
(30)
Balance at end of year
204
155
Retained earnings
Balance at beginning of year
1
73,008
73,698
Impact on adoption of IFRS 17
2
–
112
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
2
(10)
–
Net income attributable to equity instrument holders
1
8,842
10,634
Common dividends
(7,163)
(6,982)
Preferred dividends and distributions on other equity instruments
(526)
(563)
Share and other equity instrument issue expenses
(7)
–
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 20)
(3,295)
(3,553)
Remeasurement gain/(loss) on employee benefit plans
(111)
(86)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
88
(252)
Balance at end of year
1
70,826
73,008
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of year
(413)
(476)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
2
10
–
Other comprehensive income (loss)
196
63
Allowance for credit losses
(1)
–
Balance at end of year

(208)
(413)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of year
(127)
23
Other comprehensive income (loss)
250
(402)
Reclassification of loss/(gain) to retained earnings
(88)
252
Balance at end of year

35
(127)
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of year
(38)
78
Other comprehensive income (loss)
16
(116)
Balance at end of year

(22)
(38)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year
12,677
12,048
Other comprehensive income (loss)
216
629
Balance at end of year

12,893
12,677
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of year
(5,472)
(5,717)
Other comprehensive income (loss)
2,548
245
Balance at end of year

(2,924)
(5,472)
Share of accumulated other comprehensive income (loss) from Investment in Schwab
(1,870)
(3,877)
Total accumulated other comprehensive income
7,904
2,750
Total equity
1
$
115,160
$
112,071
1

Amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
2

Refer to Note 4 for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 15
CONSOLIDATED STATEMENT OF CASH FLOWS
(millions of Canadian dollars) For the years ended October 31
2024 2023
Cash flows from (used in) operating activities
Net income
1
$
8,842
$
10,634
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

(Note 8)
4,253
2,933
Depreciation

(Note 15)
1,325
1,239
Amortization of other intangibles

(Note 14)
702
672
Net securities loss/(gain)

(Note 7)
358
48
Share of net income from investment in Schwab

(Note 12)
(703)
(864)
Gain on sale of Schwab shares

(Note 12)
(1,022)
–
Deferred taxes
1

(Note 24)
(1,061)
(1,306)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 16, 18)
1,133
812
Securities sold under repurchase agreements
35,046
36,832
Securities purchased under reverse repurchase agreements
(3,884)
(41,873)
Securities sold short
(5,146)
(2,722)
Trading loans, securities, and other
(23,680)
(5,332)
Loans net of securitization and sales
(57,908)
(67,766)
Deposits
69,922
(25,487)
Derivatives
6,049
(2,341)
Non-trading financial assets at fair value through profit or loss
1,471
3,897
Financial assets and liabilities designated at fair value through profit or loss
15,185
28,565
Securitization liabilities
5,552
(552)
Current taxes
658
1,228
Brokers, dealers, and clients amounts receivable and payable
4,027
(5,128)
Other, including unrealized foreign currency translation loss/(gain)
1
(6,182)
1,209
Net cash from (used in) operating activities
54,937
(65,302)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 19)
3,324
–
Redemption or repurchase of subordinated notes and debentures

(Note 19)
(1,544)
(1,716)
Common shares issued, net of issuance costs

(Note 20)
100
74
Repurchase of common shares, including tax on net value of share repurchases

(Note 20)
(3,997)
(4,285)
Preferred shares and other equity instruments issued, net of issuance costs

(Note 20)
1,328
–
Redemption of preferred shares and other equity instruments

(Note 20)
(1,300)
(400)
Sale of treasury shares and other equity instruments

(Note 20)
11,948
8,497
Purchase of treasury shares and other equity instruments

(Note 20)
(11,834)
(8,549)
Dividends paid on shares and distributions paid on other equity instruments
(7,160)
(5,825)
Repayment of lease liabilities
(678)
(643)
Net cash from (used in) financing activities
(9,813)
(12,847)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
(71,153)
41,446
Activities in financial assets at fair value through other comprehensive income
Purchases
(42,542)
(24,336)
Proceeds from maturities
18,825
17,893
Proceeds from sales
4,130
5,838
Activities in debt securities at amortized cost
Purchases
(11,306)
(26,987)
Proceeds from maturities
49,606
52,819
Proceeds from sales
5,772
12,021
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles

(Note 15)
(2,177)
(1,844)
Net cash acquired from (paid for) divestitures and acquisitions

(Notes 12, 13)
3,423
(624)
Net cash from (used in) investing activities
(45,422)
76,226
Effect of exchange rate changes on cash and due from banks
14
88
Net increase (decrease) in cash and due from banks
(284)
(1,835)
Cash and due from banks at beginning of year
6,721
8,556
Cash and due from banks at end of year $
6,437
$
6,721
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year $
3,812
$
3,036
Amount of interest paid during the year
61,779
48,179
Amount of interest received during the year
91,013
76,646
Amount of dividends received during the year
2,694
2,247
1

Amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 16
Notes to Consolidated Financial Statements
NOTE 1: NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD
Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation

on February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance,

and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Consolidated Financial

Statements and accounting principles

followed by the Bank have been prepared in

accordance with International
Financial Reporting Standards (IFRS), as issued

by the International Accounting Standards

Board (IASB), including the accounting

requirements of the Office of
the Superintendent of Financial Institutions

Canada (OSFI). The Consolidated Financial Statements

are presented in Canadian dollars, unless

otherwise indicated.
These Consolidated Financial Statements

were prepared using the accounting policies

as described in Note 2. Certain comparative

amounts have been revised
to conform with the presentation adopted in

the current period.
The preparation of the Consolidated Financial

Statements requires that management

make judgments, estimates, and assumptions

regarding the reported
amount of assets, liabilities, revenue and expenses,

and disclosure of contingent assets and

liabilities, as further described

in Note 3. Accordingly, actual results
may differ from estimated amounts as future

confirming events occur.
The accompanying Consolidated Financial Statements

of the Bank were approved and authorized

for issue by the Bank’s Board of Directors, in

accordance
with a recommendation of the Audit Committee,

on December 4, 2024.
The risk management policies and procedures

of the Bank are provided in the Management’s

Discussion and Analysis (MD&A).

The shaded sections of the
“Managing Risk” section of the 2024 MD&A,

relating to market, liquidity, and insurance risks, are an integral part of these Consolidated Financial Statements,

as
permitted by IFRS.
NOTE 2: SUMMARY OF MATERIAL ACCOUNTING POLICIES
BASIS OF CONSOLIDATION
The Consolidated Financial Statements include

the assets, liabilities, results of operations,

and cash flows of the Bank and its subsidiaries

including certain
structured entities which it controls.
The Bank’s Consolidated Financial Statements have

been prepared using uniform accounting policies

for like transactions and events in similar

circumstances.
All intercompany transactions, balances,

and unrealized gains and losses on transactions

are eliminated on consolidation.
Subsidiaries
Subsidiaries are corporations or other legal

entities controlled by the Bank, generally

through directly holding more than half of

the voting power of the entity.
Control of subsidiaries is determined based

on the power exercisable through ownership

of voting rights and is generally aligned with

the risks and/or returns
(collectively referred to as “variable returns”)

absorbed from subsidiaries through those voting

rights. As a result, the Bank controls and

consolidates subsidiaries
when it holds the majority of the voting rights

of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and
effect of potential voting rights that are currently

exercisable or convertible are considered

in assessing whether the Bank controls

an entity. Subsidiaries are
consolidated from the date the Bank obtains

control and continue to be consolidated until

the date when control ceases to exist.
The Bank may consolidate certain subsidiaries

where it owns 50% or less of the voting rights.

Most of those subsidiaries are structured entities

as described in the
following section.
Structured Entities
Structured entities are entities created

to accomplish a narrow and well-defined objective.

Structured entities may take the form

of a corporation, trust, partnership,
or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers

of their governing board, trustee, or
management. Structured entities are consolidated

when the substance of the relationship

between the Bank and the structured entity

indicates that the Bank
controls the entity. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude
whether, in substance:
●

The Bank has the power to direct the activities

of the structured entity that have the most

significant impact on the entity’s variable returns;
●

The Bank is exposed to significant variable

returns arising from the entity; and
●

The Bank has the ability to use its power

to affect the variable returns to which it is exposed.

Consolidation conclusions are reassessed at

the end of each financial reporting period.

The Bank’s policy is to consider the impact on consolidation of all
significant changes in circumstances,

focusing on the following:
●

Substantive changes in ownership, such as

the purchase or disposal of more than

an insignificant interest in an entity;
●

Changes in contractual or governance arrangements

of an entity;
●

Additional activities undertaken, such as providing

a liquidity facility beyond the original terms

or entering into a transaction not originally

contemplated;

●

Changes in the financing structure of an entity;

and
●

Changes in the rights to exercise power over

an entity.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 17
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Entities over which the Bank has significant

influence are associates and entities over

which the Bank has joint control are joint

ventures. Significant influence is
the power to participate in the financial and

operating policy decisions of an investee,

but is not control or joint control over these

entities. Significant influence is
presumed to exist where the Bank holds between
20
% and
50
% of the voting rights of an entity. Significant influence may also exist where the Bank holds less
than
20
% of the voting rights and has influence over

financial and operating policy-making processes,

through board representation and significant

commercial
arrangements. Associates and joint ventures

are accounted for using the equity method

of accounting. Investments in associates and

joint ventures are carried on
the Consolidated Balance Sheet initially at

cost and increased or decreased to recognize

the Bank’s share of the profit or loss of the associate

or joint venture,
capital transactions, including the receipt of any

dividends, and write-downs to reflect

any impairment in the value of such entities.

These increases or decreases,
together with any gains and losses realized

on disposition, are reported on the

Consolidated Statement of Income. The

carrying amount of the investments also
includes the Bank’s share of the investee’s other comprehensive income or loss, which is reported in the relevant

section of the Consolidated Statement of
Comprehensive Income.
At each balance sheet date, the Bank assesses

whether there is any objective evidence that

the investment in an associate or joint venture

is impaired. The
Bank calculates the amount of impairment

as the difference between the higher of fair

value or value-in-use and its carrying value.
CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts

due from banks which are issued by

investment grade financial institutions.

These amounts are due on
demand or have an original maturity of three

months or less.
REVENUE RECOGNITION
Revenue is recognized at an amount that reflects

the consideration the Bank expects to be

entitled to in exchange for transferring

services to a customer,
excluding amounts collected on behalf of

third parties. The Bank recognizes revenue

when it transfers control of a good or a service

to a customer at a point in
time or over time. The determination

of when performance obligations are satisfied

requires the use of judgment. Refer

to Note 3 for further details.
The Bank identifies contracts with customers

subject to IFRS 15,
Revenue from Contracts with Customers
, which create enforceable rights and obligations.

The
Bank determines the performance obligations

based on distinct services promised to

the customers in the contracts. The Bank’s contracts

generally have a term of
one year or less, consist of a single performance

obligation, and the performance obligations

generally reflect services.
For each contract, the Bank determines the

transaction price, which includes estimating

variable consideration and assessing whether

the price is constrained.
Variable consideration is included in the transaction

price to the extent that it is highly probable

that a significant reversal of the amount will not

occur when the
uncertainty associated with the amount of

variable consideration is subsequently resolved.

As such, the estimate of the variable consideration

is constrained until
the end of the invoicing period. The

uncertainty is generally resolved at the end

of the reporting period and as such, no significant

judgment is required when
recognizing variable consideration in revenues.
The Bank’s receipt of payment from customers

generally occurs subsequent to the

satisfaction of performance obligations or a

short time thereafter. As such,
the Bank has not recognized any material contract

assets (unbilled receivables) or contract

liabilities (deferred revenues) and there

is no significant financing
component associated with the consideration

due to the Bank.
When another party is involved in the transfer

of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that
revenues are reported on a gross basis or

the agent such that revenues are reported

on a net basis. The Bank is the principal

when it controls the services in the
contract promised to the customer before

they are transferred. Control is demonstrated

by the Bank being primarily responsible

for fulfilling the transfer of the
services to the customer, having discretion in establishing pricing of the services, or both.
Investment and securities services
Investment and securities services income

includes

asset management fees, administration

and commission fees, and investment banking

fees. The Bank
recognizes asset management and administration

fees based on time elapsed, which depicts

the rendering of investment management

and related services over
time. The fees are primarily calculated based

on average daily or point in time assets

under management (AUM) or assets under administration

(AUA) depending
on the investment mandate.
Commission fees include sales, trailer and

brokerage commissions. Sales and brokerage

commissions are generally recognized at a

point in time when the
transaction is executed. Trailer commissions are recognized

over time and are generally calculated based

on the average daily net asset value of

the fund during
the period.
Investment banking fees include advisory

fees and underwriting fees and are generally

recognized at a point in time upon successful

completion of the
engagement.
Credit fees
Credit fees include liquidity fees, restructuring

fees, letter of credit fees, and loan syndication

fees. Liquidity, restructuring,

and letter of credit fees are recognized

in
income over the period in which the service

is provided. Loan syndication fees are

generally recognized at a point in time

upon completion of the financing
placement.
Service charges
Service charges income is earned on personal

and commercial deposit accounts and

consists of account fees and transaction-based

service charges. Account
fees relate to account maintenance activities

and are recognized in income over the

period in which the service is provided.

Transaction-based service charges are
recognized as earned at a point in time

when the transaction is complete.
Card services
Card services income includes interchange

income as well as card fees such as annual

and transactional fees. Interchange income

is recognized at a point in time
when the transaction is authorized and funded.

Card fees are recognized as earned at the

transaction date with the exception of annual

fees, which are recognized
over a twelve-month period.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 18
FINANCIAL INSTRUMENTS
Interest Rate Benchmark Reform Phase

1
The Bank adopted Interest Rate Benchmark

Reform, Amendments to IFRS 9,
Financial Instruments

(IFRS 9), IAS 39,
Financial Instruments: Recognition and
Measurement (IAS 39) and IFRS 7, Financial Instruments: Disclosures

(IFRS 7) (Interest Rate Benchmark

Reform Phase 1), including the applicable

amendments
to IFRS 7 relating to hedge accounting, in

the fourth quarter of 2019. Under these

amendments, it is assumed that the hedged

interest rate benchmark is not
altered and thus hedge accounting continues

through to the date of replacement of

the existing interest rate benchmark with its

alternative reference rate (ARR).
The Bank is not required to discontinue hedge

accounting if the actual results of the hedge

do not meet the effectiveness requirements as a result

of interbank
offered rate (IBOR) reform. Refer to Note 11 for disclosures related to the Bank’s hedge accounting relationships

impacted by IBOR reform.
Refer to Note 3 for details of Interest Rate

Benchmark Reform – Phase 2, Amendments

to IFRS 9, IAS 39, IFRS 7, IFRS 4,
Insurance Contracts

(IFRS 4) and
IFRS 16, Leases

(IFRS 16) (Interest Rate Benchmark

Reform Phase 2), issued on August 27, 2020

and early adopted by the Bank on November

1, 2020.
Classification and Measurement of Financial

Assets
The Bank classifies its financial assets into

the following categories:
●

Amortized cost;
●

Fair value through other comprehensive income

(FVOCI);

●

Held-for-trading;
●

Non-trading fair value through profit or loss

(FVTPL); and
●

Designated as measured at FVTPL.
The Bank recognizes financial assets on a

settlement date basis, except for derivatives

and securities, which are recognized on a

trade date basis.
Debt Instruments
The classification and measurement for debt

instruments is based on the Bank’s business

models for managing its financial assets

and whether the contractual
cash flows represent solely payments of principal

and interest (SPPI). Refer to Note 3 for judgment

with respect to the determination of the Bank’s

business
models and whether contractual cash flows represent

SPPI.
The Bank has determined its business

models as follows:
●

Held-to-collect: the objective is to collect

contractual cash flows;
●

Held-to-collect-and-sell: the objective is both

to collect contractual cash flows and

sell the financial assets; and
●

Held-for-sale and other business models: the

objective is neither of the above.

The Bank performs the SPPI test for

financial assets held within the held-to-collect

and held-to-collect-and-sell business models.

If these financial assets have
contractual cash flows which are inconsistent

with a basic lending arrangement that do

not pass the SPPI test,

they are classified as non-trading financial

assets
measured at FVTPL. In a basic lending arrangement,

interest includes only consideration for

time value of money, credit risk, other basic lending risks, and a reasonable profit margin.
Debt Securities and Loans Measured at Amortized

Cost
Debt securities and loans held within a held-to-collect

business model where their contractual

cash flows pass the SPPI test are measured

at amortized cost. The
carrying amount of these financial assets is

adjusted by an allowance for credit losses

recognized and measured as described

in the Impairment – Expected Credit
Loss Model
section of this Note, as well as any write-offs and unearned income which includes prepaid interest,

loan origination fees and costs, commitment

fees,
loan syndication fees, and unamortized discounts

or premiums. Interest income is recognized

using EIRM. The effective interest rate (EIR) is

the rate that
discounts expected future cash flows for

the expected life of the financial instrument

to its carrying value. The calculation takes

into account the contractual interest
rate, along with any fees or incremental

costs that are directly attributable to the instrument

and all other premiums or discounts. Loan

origination fees and costs
are considered to be adjustments to the loan

yield and are recognized in interest income

over the term of the loan. Commitment fees

are recognized in credit fees
over the commitment period when it is

unlikely that the commitment will be

called upon; otherwise, they are recognized

in interest income over the term of the
resulting loan. Loan syndication fees are recognized

in credit fees upon completion of the financing

placement unless the yield on any loan retained

by the Bank is
less than that of other comparable lenders involved

in the financing syndicate. In such cases,

an appropriate portion of the fee is recognized

as a yield adjustment
in interest income over the term of the loan.
Debt Securities and Loans Measured at Fair

Value through Other Comprehensive Income
Debt securities and loans held within a held-to-collect-and-sell business model where their contractual cash

flows pass the SPPI test are measured at

FVOCI. Fair
value changes are recognized in other

comprehensive income,

except for impairment gains or losses,

interest income and foreign exchange gains

and losses on
the instrument’s amortized cost, which are recognized

in the Consolidated Statement of Income.

Interest income is recognized using EIRM.

The expected credit
loss (ECL) allowance is recognized and

measured as described in the Impairment

– Expected Credit Loss Model section of

this Note. When the financial asset is
derecognized, the cumulative gain or loss previously

recognized in other comprehensive income is

reclassified from equity to income and

recognized in other
income (loss).
Financial Assets Held-for-Trading
The held-for-sale business model includes

financial assets held within a trading portfolio,

which have been originated, acquired,

or incurred principally for the
purpose of selling in the near term, or if they

form part of a portfolio of identified financial

instruments that are managed together

and for which there is evidence of
short-term profit-taking. Financial assets

held within this business model consist of

trading securities, trading loans, as well

as certain securities purchased under
reverse repurchase agreements.
Trading portfolio assets are accounted for at fair value

with changes in fair value recognized in

trading income (loss). Transaction costs are expensed

as
incurred. Dividends are recognized on

the ex-dividend date and interest is recognized

on an accrual basis. Both dividends and interest

are included in interest
income.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 19
Non-Trading Financial Assets Measured at Fair Value through Profit or Loss
Non-trading financial assets measured at

FVTPL include financial assets held

within the held-for-sale and other business

models, for example debt securities and
loans managed on a fair value basis. Financial

assets held within the held-to-collect or held-to-collect-and-sell business models that do not pass the SPPI

test are
also classified as non-trading financial assets

measured at FVTPL. Changes in fair value

as well as any gains or losses realized on

disposal are recognized in
other income (loss). Interest income from

debt instruments is included in interest

income on an accrual basis.
Financial Assets Designated at Fair Value through Profit

or Loss
Debt instruments in a held-to-collect

or held-to-collect-and-sell business model can be

designated at initial recognition as measured

at FVTPL, provided the
designation can eliminate or significantly reduce

an accounting mismatch that would

otherwise arise from measuring these

financial assets on a different basis.
The FVTPL designation is available only

for those financial instruments for which a

reliable estimate of fair value can be obtained.

Once financial assets are
designated at FVTPL,

the designation is irrevocable. Changes in

fair value as well as any gains or losses realized

on disposal are recognized in other income
(loss). Interest income from these financial

assets is included in interest income on an accrual

basis.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable

short-term debt issued by customers,

which the Bank guarantees for a fee. Revenue

is recognized on an accrual
basis. The potential obligation of the Bank is

reported as a liability under Acceptances

on the Consolidated Balance Sheet.

The Bank’s recourse against the
customer in the event of a call on any of

these commitments is reported as an asset

of the same amount.
Equity Instruments
Equity investments are required to be measured

at FVTPL, except where the Bank has

elected at initial recognition to irrevocably designate

an equity investment,
held for purposes other than trading, at FVOCI.

If such an election is made, the fair value

changes, including any associated foreign exchange

gains or losses, are
recognized in other comprehensive income

and are not subsequently reclassified

to net income, including upon disposal.

Realized gains and losses are
transferred directly to retained earnings

upon disposal. Consequently, there is no review required for impairment.

Dividends will normally be recognized in interest
income unless the dividends represent a recovery

of part of the cost of the investment. Gains and

losses on trading and non-trading equity investments

measured
at FVTPL are included in trading income (loss)

and other income (loss), respectively.
Classification and Measurement for

Financial Liabilities
The Bank classifies its financial liabilities into

the following categories:
●

Held-for-trading;
●

Designated at FVTPL; and
●

Other liabilities.
Financial Liabilities Held-for-Trading
Financial liabilities are held within a trading

portfolio if they have been incurred principally

for the purpose of repurchasing in the near

term, or form part of a
portfolio of identified financial instruments

that are managed together and for which

there is evidence of a recent actual pattern

of short-term profit-taking. Financial
liabilities held-for-trading are primarily trading

deposits, securitization liabilities at

fair value, obligations related to securities

sold short and certain obligations
related to securities sold under repurchase agreements.
Trading portfolio liabilities are accounted for at fair

value, with changes in fair value as well as any

gains or losses realized on disposal recognized

in trading
income (loss). Transaction costs are expensed as incurred.

Interest is recognized on an accrual basis

in interest expense.
Financial Liabilities Designated at Fair Value through

Profit or Loss
Certain financial liabilities may be designated

at FVTPL at initial recognition. To be designated at FVTPL, financial liabilities must meet one of the following criteria:
(1) the designation eliminates or significantly

reduces a measurement or recognition

inconsistency; (2) the financial liabilities

or a group of financial assets and
financial liabilities are managed, and their performance

is evaluated, on a fair value basis in accordance

with a documented risk management or

investment
strategy; or (3) the instrument contains one

or more embedded derivatives unless

a) the embedded derivative does not significantly

modify the cash flows that
otherwise would be required by the contract,

or b) it is clear with little or no analysis

that separation of the embedded derivative

from the financial instrument is
prohibited. In addition, the FVTPL designation

is available only for those financial instruments

for which a reliable estimate

of fair value can be obtained. Once
financial liabilities are designated at FVTPL,

the designation is irrevocable.
Financial liabilities designated at FVTPL are

carried at fair value on the Consolidated Balance

Sheet, with changes in fair value as

well as any gains or losses
realized on disposal recognized in other income

(loss), except for the amount of change in

fair value attributable to changes in the Bank’s own

credit risk, which is
presented in other comprehensive income.

Amounts recognized in other comprehensive

income are not subsequently reclassified

to net income upon
derecognition of the financial liability;

instead,

they are transferred directly to retained

earnings.
Changes in fair value attributable to changes in

the Bank’s own credit risk are measured as

the difference between: (i) the period-over-period

change in the
present value of the expected cash flows

using an all-in discount curve reflecting both

the interest rate benchmark curve and

the Bank’s own credit curve; and (ii)
the period-over-period change in the present

value of the same expected cash flows using

a discount curve based solely on the interest

rate benchmark curve.
For loan commitments and financial guarantee

contracts that are designated at FVTPL,

the full change in fair value of the liability is recognized in other income
(loss).
Interest is recognized on an accrual basis

in interest expense.
Other Financial Liabilities
Deposits
Deposits, other than deposits included in a

trading portfolio and deposits designated at

FVTPL, are accounted for at amortized cost.

Accrued interest on deposits
is included in Other liabilities on the Consolidated

Balance Sheet. Interest, including capitalized

transaction costs, is recognized on an accrual

basis using EIRM as
Interest expense on the Consolidated Statement

of Income.
Subordinated Notes and Debentures
Subordinated notes and debentures are

accounted for at amortized cost. Accrued

interest on subordinated notes and debentures

is included in Other liabilities on
the Consolidated Balance Sheet. Interest, including

capitalized transaction costs, is recognized

on an accrual basis using EIRM as Interest

expense on the
Consolidated Statement of Income.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 20
Reclassification of Financial Assets and

Financial Liabilities
Financial assets and financial liabilities are

not reclassified subsequent to their initial

recognition, except for financial assets

for which the Bank changes its
business model for managing financial assets.

Such reclassifications of financial assets are

expected to be rare in practice.
Impairment – Expected Credit Loss Model
The ECL model applies to financial assets, including

loans and debt securities measured

at amortized cost, loans and debt securities

measured at FVOCI, loan
commitments, and financial guarantees

that are not measured at FVTPL.
The ECL model consists of three stages:

Stage 1 – Twelve-month ECLs for performing

financial assets, Stage 2 – Lifetime ECLs

for financial assets that have
experienced a significant increase in credit

risk since initial recognition, and Stage 3 – Lifetime

ECLs for financial assets that are credit-impaired.

ECLs are the
difference between all the contractual cash flows

that are due to the Bank in accordance with

the contract and all the cash flows the

Bank expects to receive,
discounted at the original EIR. If a significant

increase in credit risk has occurred

since initial recognition, impairment is

measured as lifetime ECLs. Otherwise,
impairment is measured as twelve-month ECLs

which represent the portion of lifetime ECLs

that are expected to occur based on default

events that are possible
within twelve months after the reporting date.

If credit quality improves in a subsequent

period such that the increase in credit risk

since initial recognition is no
longer considered significant, the loss allowance

reverts to being measured based on twelve-month

ECLs.
Significant Increase in Credit Risk
For retail exposures, significant increase in

credit risk is assessed based on changes in

the twelve-month probability of default (PD)

since initial recognition, using
a combination of individual and collective information

that incorporates borrower and account

specific attributes and relevant forward-looking

macroeconomic
variables.
For non-retail exposures, significant increase

in credit risk is assessed based on

changes in the internal risk rating (borrower risk

ratings (BRR)) since initial
recognition. Refer to the shaded areas of

the “Managing Risk” section of the 2024

MD&A for further details on the Bank’s 21-point BRR

scale to risk levels.
For both retail and non-retail exposures,

delinquency backstop when contractual payments

are more than 30 days past due is also used

in assessing significant
increase in credit risk.
The Bank defines default as delinquency of 90

days or more for most retail products

and BRR of 9 for non-retail exposures.

Exposures are considered credit-
impaired and migrate to Stage 3 when the definition

of default is met or when there is objective

evidence that there has been a deterioration

of credit quality to the
extent the Bank no longer has reasonable

assurance as to the timely collection of the

full amount of principal and interest.
When assessing whether there has been a

significant increase in credit risk since

the initial recognition of a financial asset,

the Bank considers all reasonable
and supportable information that is available

without undue cost or effort about past events,

current conditions, and forecast of future economic

conditions. Refer to
Note 3 for additional details.
Measurement of Expected Credit Losses
ECLs are measured as the probability-weighted

present value of expected cash shortfalls over

the remaining expected life of the financial instrument

and consider
reasonable and supportable information about

past events, current conditions, and forecasts

of future events and economic conditions

that impact the Bank’s
credit risk assessment. Expected life is

the maximum contractual period the Bank is

exposed to credit risk, including extension

options for which the borrower has
unilateral right to exercise. For certain

financial instruments that include both a loan

and an undrawn commitment,

and the Bank’s contractual ability to demand
repayment and cancel the undrawn commitment

does not limit the Bank’s exposure to credit losses

to the contractual notice period, ECLs are

measured over the
period the Bank is exposed to credit risk.

For example, ECLs for credit cards are

measured over the borrowers’ expected

behavioural life, incorporating
survivorship assumptions and borrower-specific

attributes.
The Bank leverages

its Advanced Internal Ratings-Based

models used for regulatory capital purposes

and incorporates adjustments where appropriate

to
calculate ECLs.
Forward-Looking Information and Expert

Credit Judgment
Forward-looking information is considered

when determining significant increase in

credit risk and measuring ECLs. Forward-looking

macroeconomic factors are
incorporated in the risk parameters as relevant.
Qualitative factors that are not already considered

in the quantitative models are incorporated

by applying expert credit judgment in determining

the final ECLs.
Refer to Note 3 for additional details.
Modified Loans
In cases where a borrower experiences financial

difficulties, the Bank may grant certain modifications

to the terms and conditions of a loan.

Modifications may
include payment deferrals, extension of amortization

periods, rate reductions, principal forgiveness,

debt consolidation, forbearance and other

modifications
intended to minimize the economic loss and

to avoid foreclosure or repossession

of collateral. The Bank has policies in place

to determine the appropriate
remediation strategy based on the individual

borrower.
If the Bank determines that a modification

results in expiry of cash flows, the original

asset is derecognized and a new asset

is recognized based on the new
contractual terms. Significant increase in

credit risk is assessed relative to the risk of

default on the date of modification.
If the Bank determines that a modification

does not result in derecognition, significant

increase in credit risk is assessed based

on the risk of default at initial
recognition of the original asset. Expected cash

flows arising from the modified contractual

terms are considered when calculating ECLs

for the modified asset. For
loans that were modified while having lifetime

ECLs, the loans can revert to having

twelve-month ECLs after a period of performance

and improvement in the
borrower’s financial condition.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 21
Allowance for Loan Losses, Excluding

Acquired Credit-Impaired Loans
The allowance for loan losses represents

management’s calculation of probability-weighted

ECLs in the lending portfolios, including

any off-balance sheet
exposures, at the balance sheet date. The

allowance for loan losses for lending portfolios

reported on the Consolidated Balance

Sheet, which includes credit-
related allowances for residential mortgages,

consumer instalment and other personal,

credit card, business and government loans, and

customers’ liability under
acceptances, is deducted from Loans on

the Consolidated Balance Sheet. The allowance

for loan losses for loans measured at

FVOCI is included in the
Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance sheet instruments, which relates

to certain guarantees, letters of
credit, and undrawn lines of credit, is recognized

in Other liabilities on the Consolidated Balance

Sheet. Allowances for lending portfolios

reported on the balance
sheet and off-balance sheet exposures are

calculated using the same methodology. The allowance is increased by the provision for credit losses and

decreased
by write-offs net of recoveries and disposals.

Each

quarter, allowances are reassessed and adjusted based

on any changes in management’s estimate

of ECLs.
Loan losses on impaired loans in Stage 3

continue to be recognized by means of an allowance

for loan losses until a loan is written off.
A loan is written off against the related allowance

for loan losses when there is no realistic

prospect of recovery. Non-retail loans are generally written off when
all reasonable collection efforts have been exhausted,

such as when a loan is sold, when all security

has been realized, or when all security has

been resolved
with the receiver or bankruptcy court.

Non-real estate retail loans are generally

written off when contractual payments are

180 days past due, or when a loan is
sold. Real estate secured retail loans are generally

written off when the security is realized. The time period

over which the Bank performs collection

activities on
the contractual amount outstanding of financial

assets that are written off varies from one

jurisdiction to another and generally spans

between less than one year to
five years.
Allowance for Credit Losses on Debt Securities
The allowance for credit losses on debt securities

represents management’s calculation of probability-weighted

ECLs. Debt securities measured at amortized

cost
are presented net of the allowance for credit

losses on the Consolidated Balance Sheet.

The allowance for credit losses on debt securities

measured at FVOCI are
included in the Consolidated Statement of

Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and

decreased by
write-offs net of recoveries and disposals.
Acquired Performing Loans
Acquired performing loans are initially measured

at fair value, which considers incurred

and expected future credit losses estimated

at the acquisition date and
also reflects adjustments based on the acquired

loan’s interest rate in comparison to current

market rates. On acquisition, twelve-month

ECLs are recognized on
the acquired performing loans, resulting in

the carrying amount being lower than fair

value. Acquired performing loans are subsequently

accounted for at amortized
cost based on their contractual cash flows and

any acquisition related discount or premium,

including credit-related discounts, is

considered to be an adjustment to
the loan yield and is recognized in interest income

using EIRM over the term of the loan, or the expected

life of the loan for acquired performing

loans with
revolving terms.
Acquired Credit-Impaired Loans
When loans are acquired with evidence of incurred

credit loss where it is probable at the purchase

date that the Bank will be unable to collect

all contractually
required principal and interest payments,

they are generally considered to be acquired

credit-impaired (ACI) loans, with no ECLs recognized

on acquisition. ACI
loans are identified as impaired at acquisition

based on specific risk characteristics of

the loans, including past due status, performance

history, and recent
borrower credit scores. ACI loans are accounted

for based on the present value of expected

cash flows as opposed to their contractual

cash flows. The Bank
determines the fair value of these loans at

the acquisition date by discounting expected

cash flows at a discount rate that reflects

factors a market participant
would use when determining fair value, including

management assumptions relating to default rates,

loss severities, the amount and timing of prepayments,

and
other factors that are reflective of current

market conditions. With respect to certain

individually significant ACI loans, accounting

is applied individually at the loan
level. The remaining ACI loans are aggregated

provided they are acquired in the same

fiscal quarter and have common risk

characteristics. Aggregated loans are
accounted for as a single asset with aggregated

cash flows and a single composite interest

rate. Subsequent to acquisition, the Bank

regularly reassesses and
updates its cash flow estimates for changes

to assumptions relating to default rates, loss

severities, the amount and timing of prepayments,

and other factors that
are reflective of current market conditions.

Probable decreases in expected cash flows

trigger the recognition of additional impairment,

which is measured based
on the present value of the revised expected

cash flows discounted at the loan’s EIR as

compared to the carrying value of the loan.

The ECL in excess of the initial
credit-related discount is recorded through

the provision for credit losses. Interest

income on ACI loans is calculated by applying

the credit-adjusted EIR to the
amortized cost of ACI loans.
SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS
The Bank classifies financial instruments

that it issues as either financial liabilities,

equity instruments, or compound instruments.
Issued instruments that are mandatorily redeemable

or convertible into a variable number of

the Bank’s common shares at the holder’s option

are classified as
liabilities on the Consolidated Balance Sheet.

Dividend or interest payments on these instruments

are recognized in Interest expense on

the Consolidated
Statement of Income.
Issued instruments are classified as

equity when there is no contractual obligation

to transfer cash or other financial assets

to redeem or convert these
instruments. Such instruments, if not

mandatorily redeemable or convertible into a

variable number of the Bank’s common shares at the

holder’s option, are
classified as equity on the Consolidated Balance

Sheet.

Incremental costs directly attributable

to the issue of equity instruments are included

in equity as a
deduction from the proceeds, net of tax.

Dividends and distributions on these instruments

are recognized as a reduction in equity.
Compound instruments are comprised of

both liability and equity components in accordance

with the substance of the contractual arrangement.

The liability
component is initially measured at fair value

with any residual amount assigned to the equity

component. Issuance costs are allocated

proportionately to the
liability and equity components.
Common shares, preferred shares, and other

equity instruments issued and held by the Bank

are classified as treasury instruments

in equity, and the cost of
these instruments is recorded as a reduction in

equity. Upon the sale of treasury instruments, the difference between the sale proceeds and the cost of the
instruments is recorded in or against contributed

surplus.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 22
GUARANTEES
The Bank issues guarantee contracts that require

payments to be made to guaranteed parties

based on: (1) changes in the underlying

economic characteristics
relating to an asset or liability of the guaranteed

party; (2) failure of another party to perform

under an obligating agreement; or (3) failure

of another third party to
pay its indebtedness when due. Guarantees

are initially measured and recorded

at their fair value. The fair value of a

guarantee liability at initial recognition

is
normally equal to the present value of the guarantee

fees received over the life of the contract.

The Bank’s release from risk is recognized

over the term of the
guarantee using a systematic and rational amortization

method.
If a guarantee meets the definition of a derivative,

it is carried at fair value on the Consolidated

Balance Sheet and reported as a derivative asset

or derivative
liability at fair value. Guarantees that are

considered derivatives are over-the-counter

(OTC) credit derivative contracts designed

to transfer the credit risk in an
underlying financial instrument from one

counterparty to another.
DERIVATIVES
Derivatives are instruments that derive

their value from changes in underlying interest

rates, foreign exchange rates, credit spreads,

commodity prices, equities, or
other financial or non-financial measures.

Such instruments include interest rate, foreign

exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading

purposes. Derivatives are carried at

their fair value on the Consolidated Balance

Sheet.
Derivatives Held for Trading Purposes
The Bank enters into trading derivative contracts

to meet the needs of its customers,

to provide liquidity and market-making

related activities, and in certain cases,
to manage risks related to its trading portfolios.

The realized and unrealized gains or losses

on trading derivatives are recognized

in trading income (loss).
Derivatives Held for Non-trading Purposes
Non-trading derivatives are primarily used

to manage interest rate, foreign exchange, and

other market risks of the Bank’s traditional

banking activities. When
derivatives are held for non-trading purposes

and when the transactions meet the hedge accounting

requirements of IAS 39, they are presented

as non-trading
derivatives and receive hedge accounting

treatment, as appropriate. Certain derivative

instruments that are held for economic hedging

purposes, and do not meet
the hedge accounting requirements of IAS

39, are also presented as non-trading derivatives

with the change in fair value of these derivatives

recognized in non-
interest income.
Hedging Relationships
Hedge Accounting
The Bank has an accounting policy choice

to apply the hedge accounting requirements

of IFRS 9 or IAS 39. The Bank has

made the decision to continue applying
the IAS 39 hedge accounting requirements

and complies with the revised annual

hedge accounting disclosures as required

by the related amendments to IFRS 7.
At the inception of a hedging relationship, the

Bank documents the relationship between

the hedging instrument and the hedged item,

its risk management
objective, and its strategy for undertaking

the hedge. The Bank also requires a documented

assessment, both at hedge inception

and on an ongoing basis, of
whether or not the derivatives that are used in

hedging relationships are highly effective in offsetting

the changes attributable to the hedged risks

in the fair values
or cash flows of the hedged items. In order

to be considered highly effective, the hedging instrument

and the hedged item must be highly and inversely

correlated
such that the changes in the fair value of

the hedging instrument will substantially offset

the effects of the hedged exposure throughout

the term of the hedging
relationship. If a hedging relationship becomes

ineffective, it no longer qualifies for hedge accounting

and any subsequent change in the fair value

of the hedging
instrument

is recognized in Non-interest income

on the Consolidated Statement of Income.
Changes in fair value relating to the derivative

component excluded from the assessment

of hedge effectiveness are recognized in

Net interest income or Non-
interest income, as applicable, on the

Consolidated Statement of Income.
When derivatives are designated in hedge accounting

relationships,

the Bank classifies them either as: (1) hedges

of the changes in fair value of recognized
assets, liabilities or firm commitments (fair

value hedges); (2) hedges of the variability in

highly probable future cash flows attributable

to recognized assets,
liabilities or forecast transactions (cash flow

hedges); or (3) hedges of net investments

in foreign operations (net investment hedges).
Interest Rate Benchmark Reform
A hedging relationship is affected by IBOR reform

if the reform gives rise to uncertainties about

(a) the interest rate benchmark (contractually

or non-contractually
specified) designated as a hedged risk; and/or

(b) the timing or the amount of interest

rate benchmark-based cash flows of the hedged

item or of the hedging
instrument.
For such hedging relationships, the following

temporary exceptions apply during the period

of uncertainty:
●

When assessing whether a forecast transaction

is highly probable or expected to occur, it is assumed that

the interest rate benchmark on which the hedged
cash flows (contractually or non-contractually

specified) are based is not altered as a result

of IBOR reform;
●

When assessing whether a hedge is expected

to be highly effective, it is assumed that the interest

rate benchmark on which the hedged cash

flows and/or the
hedged risk (contractually or non-contractually

specified) are based, or the interest rate benchmark

on which the cash flows of the hedging

instrument are
based, is not altered as a result of IBOR reform;

●

A hedge is not required to be discontinued

if the actual results of the hedge are outside

of a range of 80–125 per cent as a result

of IBOR reform; and
●

For a hedge of a non-contractually specified benchmark

portion of interest rate risk, the requirement

that the risk component is separately

identifiable need only
be met at the inception of the hedging relationship.
Fair Value Hedges
The Bank’s fair value hedges principally consist of

interest rate swaps that are used to protect

against changes in the fair value of fixed-rate

financial instruments
due to movements in market interest rates.
The change in the fair value of the derivative

that is designated and qualifies as a fair value

hedge, as well as the change in the

fair value of the hedged item
attributable to the hedged risk, is recognized

in net interest income to the extent that the

hedging relationship is effective. Any change in

fair value relating to the
ineffective portion of the hedging relationship

is recognized immediately in non-interest

income.
The cumulative adjustment to the carrying

amount of the hedged item (the basis adjustment)

is amortized to Net interest income on

the Consolidated Statement
of Income based on a recalculated EIR over

the remaining expected life of the hedged item,

with amortization beginning no later than

when the hedged item
ceases to be adjusted for changes in its fair value

attributable to the hedged risk. Where the

hedged item has been derecognized, the

basis adjustment is
immediately released to Net interest

income or Non-interest income, as applicable,

on the Consolidated Statement of Income.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 23
Cash Flow Hedges
The Bank is exposed to variability in

future cash flows attributable to interest rate,

foreign exchange rate, and equity price risks.

The amounts and timing of future
cash flows are projected for each hedged

exposure on the basis of their contractual

terms and other relevant factors, including estimates

of prepayments and
defaults.
The effective portion of the change in the fair value

of the derivative that is designated and qualifies

as a cash flow hedge is initially recognized in

other
comprehensive income. The change in fair

value of the derivative relating to the ineffective

portion is recognized immediately in

non-interest income. Amounts in
accumulated other comprehensive income

(AOCI) are reclassified to Net interest

income or Non-interest income, as applicable,

on the Consolidated Statement of
Income in the same period during which

the hedged item affects income.
When a hedging instrument expires or is sold,

or when a hedge no longer meets the

criteria for hedge accounting, any cumulative

gain or loss existing in AOCI
at that time remains in AOCI until the forecast

transaction impacts the Consolidated Statement

of Income. When a forecast transaction is no

longer expected to
occur, the cumulative gain or loss that was reported in AOCI is immediately reclassified to Net interest

income or Non-interest income, as

applicable, on the
Consolidated Statement of Income.
Net Investment Hedges
Hedges of net investments in foreign operations

are accounted for similar to cash flow hedges.

The change in fair value on the hedging instrument

relating to the
effective portion is recognized in other comprehensive

income. The change in fair value of the

hedging instrument relating to the ineffective

portion is recognized
immediately in non-interest income. Gains

and losses in AOCI are reclassified as

non-interest income in the Consolidated

Statement of Income upon the disposal
or partial disposal of the investment in

the foreign operation. The Bank designates derivatives

and non-derivatives (such as foreign currency

deposit liabilities) as
hedging instruments in net investment hedges.
Embedded Derivatives
Derivatives may be embedded in financial liabilities

or other host contracts. Embedded derivatives

are treated as separate derivatives when

their economic
characteristics and risks are not closely

related to those of the host instrument,

a separate instrument with the same terms

as the embedded derivative would meet
the definition of a derivative, and the combined

contract is not measured at fair value

with changes in fair value recognized in income,

such as held-for-trading or
designated at FVTPL.

These embedded derivatives, which are bifurcated

from the host contract, are recognized as

Derivatives on the Consolidated Balance Sheet
and measured at fair value with subsequent

changes in fair value recognized in

Non-interest income on the Consolidated Statement

of Income.
TRANSLATION AND PRESENTATION OF FOREIGN CURRENCIES
The Bank’s Consolidated Financial Statements

are

presented in Canadian dollars.

Items included in the financial statements

of each of the Bank’s entities are
measured using their functional currency, which is the currency of the primary economic environment in

which they operate.
Monetary assets and liabilities denominated

in a currency that differs from an entity’s functional

currency are translated into the functional

currency of the entity
at exchange rates prevailing at the balance

sheet date. Non-monetary assets and liabilities

are translated at historical exchange

rates. Income and expenses are
translated into an entity’s functional currency at

average exchange rates for the period.

Translation gains and losses are included in non-interest income except for
equity investments designated at FVOCI where

unrealized translation gains and losses

are recorded in other comprehensive income.
Foreign operations are those with a functional

currency other than Canadian dollars. For

the purpose of translation into the Bank’s presentation

currency, all
assets and liabilities are first measured in

the functional currency of the foreign operation

and subsequently, translated at exchange rates prevailing at the balance
sheet date. Income and expenses are

translated at average exchange rates for the

period. Unrealized translation gains

and losses relating to these foreign
operations, net of gains or losses arising

from net investment hedges and applicable

income taxes, are included in other

comprehensive income. Translation gains
and losses in AOCI are recognized on

the Consolidated Statement of Income upon

the disposal or partial disposal of the foreign

operation. The investment
balance of foreign entities accounted for

by the equity method, including the Bank’s investment

in The Charles Schwab Corporation, is

translated into Canadian
dollars using exchange rates prevailing at

the balance sheet date with exchange gains

or losses recognized in other comprehensive

income.
OFFSETTING OF FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset, with

the net amount presented on the Consolidated

Balance Sheet, only if the Bank currently has

a legally enforceable
right to set off the recognized amounts, and intends

either to settle on a net basis or to realize

the asset and settle the liability simultaneously. In all other situations,

assets and liabilities are presented on

a gross basis.
DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on

initial recognition is normally the transaction

price, as evidenced by the fair value of the

consideration given or received.
The best evidence of fair value is quoted prices

in active markets. When there is no

active market for the instrument, the fair

value may be based on other
observable current market transactions

involving the same or similar instruments,

without modification or repackaging, or based

on a valuation technique which
maximizes the use of observable market

inputs.
When financial assets and liabilities have offsetting

market risks or credit risks, the Bank applies

a measurement exception, as described

in Note 5 under
Portfolio Exception
. The value determined from application

of the portfolio exception must be allocated

to the individual financial instruments

within the group to
arrive at the fair value of an individual financial

instrument. Balance

sheet offsetting presentation requirements, as described

above under the Offsetting of
Financial Instruments section of this Note, are

then applied, if applicable.
Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. The Bank recognizes various
types of valuation adjustments including, but

not limited to, adjustments for bid-offer spreads, adjustments for the unobservability of inputs used in

pricing models,
and adjustments for assumptions about risk,

such as the creditworthiness of either counterparty

and market implied unsecured funding

costs and benefits for OTC
derivatives.
If there is a difference between the initial transaction

price and the value based on a valuation

technique, the difference is referred to as inception

profit or loss.
Inception profit or loss is recognized

upon initial recognition of the instrument only

if the fair value is based on observable

inputs. When an instrument is measured
using a valuation technique that utilizes significant

non-observable inputs, it is initially valued at

the transaction price, which is considered

the best estimate of fair
value. Subsequent to initial recognition, any

difference between the transaction price and

the value determined by the valuation technique

at initial recognition is
recognized as non-observable inputs become

observable.
If the fair value of a financial asset measured

at fair value becomes negative, it is recognized

as a financial liability until either its fair

value becomes positive, at
which time it is recognized as a financial asset,

or until it is extinguished.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 24
DERECOGNITION OF FINANCIAL INSTRUMENTS
Financial Assets
The Bank derecognizes a financial asset

when the contractual rights to that asset have

expired. Derecognition may also be appropriate

where the contractual right
to receive future cash flows from the

asset have been transferred, or where

the Bank retains the rights to future cash

flows from the asset, but assumes an
obligation to pay those cash flows to a third party

subject to certain criteria.
When the Bank transfers a financial asset,

it is necessary to assess the extent

to which the Bank has retained the risks and rewards

of ownership of the
transferred asset. If substantially all the risks

and rewards of ownership of the financial

asset have been retained, the Bank continues

to recognize the financial
asset and also recognizes a financial liability

for the consideration received. Certain transaction

costs incurred are also capitalized and amortized

using EIRM. If
substantially all the risks and rewards of ownership

of the financial asset have been transferred,

the Bank will derecognize the financial asset

and recognize
separately as assets or liabilities any rights

and obligations created or retained in the

transfer. The Bank determines whether substantially all

the risks and rewards
have been transferred by quantitatively comparing

the variability in cash flows before and

after the transfer. If the variability in cash flows does not change
significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
If the Bank neither transfers nor retains

substantially all the risks and rewards of

ownership of the financial asset, the Bank

derecognizes the financial asset
where it has relinquished control of the financial

asset. The Bank is considered to have

relinquished control of the financial asset

where the transferee has the
practical ability to sell the transferred financial

asset. Where the Bank has retained control

of the financial asset, it continues to recognize

the financial asset to the
extent of its continuing involvement in

the financial asset. Under these circumstances,

the Bank usually retains the rights to future

cash flows relating to the asset
through a residual interest and is exposed

to some degree of risk associated with the

financial asset.
The derecognition criteria are also applied

to the transfer of part of an asset, rather

than the asset as a whole, or to a group of

similar financial assets in their
entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully
proportionate share of a specifically identified

cash flow.
Securitization
Securitization is the process by which

financial assets are transformed into

securities. The Bank securitizes financial

assets by transferring those financial assets
to a third party and as part of the securitization,

certain financial assets may be retained and

may consist of an interest-only strip and, in

some cases, a cash
reserve account (collectively referred to as

“retained interests”). If the transfer qualifies

for derecognition, a gain or loss on sale

of the financial assets is recognized
immediately in other income (loss) after considering

the effect of hedge accounting on the assets

sold, if applicable. The amount of the gain

or loss is calculated as
the difference between the carrying amount of the

asset transferred and the sum of any cash

proceeds received, the fair value of any financial

asset received or
financial liability assumed, and any cumulative

gain or loss allocated to the transferred

asset that had been recognized in AOCI.

To determine the value of the
retained interest initially recorded, the previous

carrying value of the transferred asset is allocated

between the amount derecognized from

the balance sheet and
the retained interest recorded, in proportion

to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally

not
available for retained interests, fair value

is determined by estimating the present

value of future expected cash flows using management’s

best estimates of key
assumptions that market participants would

use in determining such fair value. Refer

to Note 3 for assumptions used by management

in determining the fair value
of retained interests. Retained interest is classified

as trading securities with subsequent

changes in fair value recorded in trading income

(loss).
Where the Bank retains the servicing rights,

the benefits of servicing are assessed

against market expectations. When the benefits

of servicing are more than
adequate, a servicing asset is recognized.

Similarly, when the benefits of servicing are less than adequate,

a servicing liability is recognized. Servicing

assets and
servicing liabilities are initially recognized

at fair value and subsequently carried

at amortized cost.
Financial Liabilities
The Bank derecognizes a financial liability when

the obligation under the liability is discharged,

cancelled,

or expires. If an existing financial

liability is replaced by
another financial liability from the same lender

on substantially different terms or where

the terms of the existing liability are substantially

modified, the original
liability is derecognized and a new liability is

recognized with the difference in the respective

carrying amounts recognized on the Consolidated

Statement of
Income.
Securities Purchased Under Reverse Repurchase

Agreements, Securities Sold Under Repurchase

Agreements, and Securities Borrowing

and Lending
Securities purchased under reverse repurchase

agreements involve the purchase of securities

by the Bank under agreements to resell

the securities at a future
date. These agreements are treated as collateralized

lending transactions whereby the Bank

takes possession of the purchased securities, but

does not acquire
the risks and rewards of ownership. The Bank

monitors the market value of the purchased

securities relative to the amounts due under the

reverse repurchase
agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default,

the agreements provide the Bank with the right

to
liquidate the collateral held and offset the proceeds

against the amount owing from the counterparty.
Obligations related to securities sold

under repurchase agreements involve the sale

of securities by the Bank to counterparties

under agreements to repurchase
the securities at a future date. These agreements

do not result in the risks and rewards of

ownership being relinquished and are treated

as collateralized borrowing
transactions. The Bank monitors the market

value of the securities sold relative to

the amounts due under the repurchase agreements,

and when necessary,
transfers additional collateral or may require

counterparties

to return the collateral pledged. Certain

transactions that do not meet derecognition

criteria are also
included in obligations related to securities

sold under repurchase agreements. Refer to

Note 9 for further details.
Securities purchased under reverse repurchase

agreements and obligations related to

securities sold under repurchase agreements

are initially recorded on the
Consolidated Balance Sheet at the respective

prices at which the securities were originally

acquired or sold, plus accrued interest.

Subsequently, the agreements
are measured at amortized cost on the

Consolidated Balance Sheet, plus accrued

interest, except when they are held-for-trading

or are designated at FVTPL.
Interest earned on reverse repurchase agreements

and interest incurred on repurchase agreements

is determined using EIRM for agreements

measured at
amortized cost and recognized on an accrual

basis for agreements measured at fair value,

and is included in Interest income and Interest

expense, respectively,
on the Consolidated Statement of Income.

Changes in fair value on reverse repurchase

agreements and repurchase agreements

that are held-for-trading or are
designated at FVTPL are included in Trading income

(loss) or in Other income (loss) on the Consolidated

Statement of Income.
In securities lending transactions,

the Bank lends securities to a counterparty

and receives collateral in the form of

cash or securities. If cash collateral is
received, the Bank records the cash along

with an obligation to return the cash as Obligations

related to securities sold under repurchase

agreements on the
Consolidated Balance Sheet.

Where securities are received as collateral,

the Bank does not record the collateral on

the Consolidated Balance Sheet.
In securities borrowing transactions,

the Bank borrows securities from a counterparty

and pledges either cash or securities as

collateral. If cash is pledged as
collateral, the Bank records the transaction

as Securities purchased under reverse repurchase

agreements on the Consolidated Balance

Sheet. If securities are
pledged as collateral,

the securities remain on the Bank’s Consolidated

Balance Sheet.
Where securities are pledged or received as

collateral, security borrowing fees and security

lending income are recorded in Non-interest

income on the
Consolidated Statement of Income over the

term of the transaction. Where cash is pledged

or received as collateral, interest received

or incurred is included in
Interest income and Interest expense, respectively, on the Consolidated

Statement of Income.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 25
Physical commodities purchased or sold

with an agreement to sell or repurchase the physical

commodities at a later date at a fixed price,

are also included in
securities purchased under reverse repurchase

agreements and obligations related to securities

sold under repurchase agreements, respectively, if the
derecognition criteria are not met. These

instruments are measured at fair value.
GOODWILL
Goodwill represents the excess purchase

price paid over the net fair value of identifiable

assets and liabilities acquired in a business

combination. Goodwill is
carried at its initial cost less accumulated impairment

losses.
Goodwill is allocated to a cash-generating

unit (CGU) or a group of CGUs that is

expected to benefit from the synergies of

the business combination, regardless
of whether any assets acquired and liabilities

assumed are assigned to the CGU or group

of CGUs. A CGU is the smallest identifiable

group of assets that
generates cash flows largely independent of

the cash inflows from other assets or groups

of assets. Each CGU or group of CGUs,

to which goodwill is allocated,
represents the lowest level within the Bank

at which the goodwill is monitored

for internal management purposes and is

not larger than an operating segment. If
the composition of a CGU or group of CGUs

to which goodwill has been allocated

changes as a result of the sale of a business,

restructuring or other changes, the
goodwill is reallocated to the units affected using a

relative value approach, unless the Bank

can demonstrate that some other method better

reflects the goodwill
associated with the units affected.
Goodwill is assessed for impairment at least

annually and when an event or change

in circumstances indicates that the carrying

amount may be impaired.
When impairment indicators are present,

the recoverable amount of the CGU or group

of CGUs, which is the higher of its

estimated fair value less costs of
disposal and its value-in-use, is determined.

If the carrying amount of the CGU or group

of CGUs is higher than its recoverable amount,

an impairment loss exists.
The impairment loss is recognized on the Consolidated

Statement of Income and cannot be reversed

in future periods.
INTANGIBLE ASSETS
Intangible assets represent identifiable non-monetary

assets and are acquired either separately

or through a business combination, or

internally generated
software. The Bank’s intangible assets consist primarily

of core deposit intangibles, credit

card related intangibles,

software intangibles,

and other intangibles.
Intangible assets are initially recognized at

cost, or at fair value if acquired through

a business combination, and are amortized

over their estimated useful lives (
4
to
15

years) proportionate to their expected economic

benefits, except for software which is

amortized over its estimated useful life (
3

to
7

years) on a straight-line
basis. In respect of internally generated

software, development costs are capitalized

only if the costs can be measured reliably, the asset is technically feasible,
future economic benefits are probable, and the

Bank intends to and has sufficient resources

to complete development of the asset. Research

costs are expensed
as incurred.
The Bank assesses its intangible assets

for impairment indicators on a quarterly basis.

When impairment indicators are present, the recoverable

amount of the
asset, which is the higher of its estimated

fair value less costs of disposal and its value-in-use,

is determined. If the carrying amount

of the asset is higher than its
recoverable amount, the asset is written down

to its recoverable amount. Where it is not possible

to estimate the recoverable amount of an individual

asset, the
Bank estimates the recoverable amount

of the CGU to which the asset belongs.

If the CGU is not impaired, the useful

life of the intangible asset is assessed with
any changes applied on a prospective basis.

An impairment loss is recognized on

the Consolidated Statement of Income in

the period in which the impairment is
identified. Impairment losses recognized

previously are assessed and reversed if the

circumstances leading to the impairment

are no longer present. Reversal of
any impairment loss will not exceed the

carrying amount of the intangible asset

that would have been determined had no

impairment loss been recognized for the
asset in prior periods.
LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS
Land is recognized at cost. Buildings, computer

equipment, furniture and fixtures, other equipment,

and leasehold improvements are recognized

at cost less
accumulated depreciation and provisions

for impairment, if any. Gains or losses on disposal are included in

Non-interest income on the Consolidated

Statement of
Income.
The Bank records the obligation associated

with the retirement of a long-lived asset

at fair value in the period in which it is incurred

and can be reasonably
estimated, and records a corresponding increase

to the carrying amount of the asset. The asset

is depreciated on a straight-line

basis over its remaining useful life
while the liability is accreted to reflect the passage

of time until the eventual settlement of the

obligation.
Depreciation is recognized on a straight-line

basis over the useful lives of the assets

estimated by asset category, as follows:
Asset Useful Life
Buildings
15

to
40

years
Computer equipment
2

to
8

years
Furniture and fixtures
3

to
15

years
Other equipment
5

to
15

years
Leasehold improvements
Lesser of the remaining lease term and
the remaining useful life of the asset
The Bank assesses its depreciable assets

for changes in useful life or impairment

on a quarterly basis. Where an impairment

indicator exists and the depreciable
asset does not generate separate cash flows

on a stand-alone basis, impairment is assessed

based on the recoverable amount of the

CGU to which the
depreciable asset belongs. If the CGU is not

impaired, the useful life of the depreciable

asset is assessed with any changes applied

on a prospective basis. Any
impairment loss is recognized on the Consolidated

Statement of Income in the period in which

the impairment is identified. Impairment

losses previously
recognized are assessed and reversed if the

circumstances leading to their impairment

are no longer present. Reversal of any impairment

loss will not exceed the
carrying amount of the depreciable asset

that would have been determined had no impairment

loss been recognized for the asset in prior periods.
NON-CURRENT ASSETS HELD-FOR-SALE
Individual non-current assets or disposal groups

are classified as held-for-sale if they are

available for immediate sale in their present

condition subject only to
terms that are usual and customary for

sales of such assets or disposal groups, and

their sale must be highly probable to occur

within one year. For a sale to be
highly probable, management must be committed

to a sales plan and initiate an active program

to market the sale of the non-current assets

or disposal groups.
Non-current assets or disposal groups classified

as held-for-sale are measured at the lower

of their carrying amount and fair value

less costs to sell on the
Consolidated Balance Sheet. Write-downs on premises

related non-current assets and write-downs

on equipment on initial classification

as held-for-sale are
included in Non-interest expenses on the Consolidated

Statement of Income. Subsequently, a non-current asset or disposal group that is held-for-sale is no longer
depreciated or amortized, and any subsequent

write-downs in fair value less costs to sell or

such increases not in excess of cumulative

write-downs, are
recognized in Other income on the Consolidated

Statement of Income.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 26
SHARE-BASED COMPENSATION
The Bank grants share options to certain

key employees as compensation for services

provided to the Bank. The Bank uses

a binomial tree-based valuation
option pricing model to estimate fair value

for all share option compensation awards.
The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards.
This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.
The Bank has various other share-based

compensation plans where certain employees

of the Bank are awarded share units equivalent

to the Bank’s common
shares as compensation for services provided

to the Bank. The obligation related to share

units is included in other liabilities on

the Consolidated Balance Sheet.
Compensation expense is recognized based on

the fair value of the share units at the grant

date adjusted for changes in fair value

between the grant date and the
vesting date, net of hedging activities,

over the service period required for

employees to become fully entitled

to the awards. This period is generally

equal to the
vesting period,

in addition to a period prior to the grant

date. For the Bank’s share units, this period is

generally equal to four years.
EMPLOYEE BENEFITS
Defined Benefit Plans
Actuarial valuations are prepared at least

every three years to determine the present

value of the projected benefit obligation

related to the Bank’s defined benefit
plans. In periods between actuarial valuations,

an extrapolation is performed based

on the most recent valuation completed. All

remeasurement gains and losses
are recognized immediately in other comprehensive

income, with cumulative gains and losses

reclassified to retained earnings. Pension

and post-retirement
defined benefit plan expenses are determined

based upon separate actuarial valuations

using the projected benefit method pro-rated

on service and
management’s best estimates of discount rate,

compensation increases, health care

cost trend rate, and mortality rates, which are

reviewed annually with the
Bank’s actuaries. The discount rate used to value liabilities is determined by reference to market

yields on high-quality corporate bonds with terms

matching the
plans’ specific cash flows .
The expense recognized includes the cost of

benefits for employee service provided in

the current year, net interest expense or income
on the net defined benefit liability or asset, past

service costs related to plan amendments,

curtailments or settlements, and administrative

costs. Plan amendment
costs are recognized in the period of a plan amendment,

irrespective of its vested status. Curtailments

and settlements are recognized by the

Bank when the
curtailment or settlement occurs. A curtailment

occurs when there is a significant reduction

in the number of employees covered by

the plan. A settlement occurs
when the Bank enters into a transaction that

eliminates all further legal or constructive

obligation for part or all of the benefits

provided under a defined benefit plan.
The fair value of plan assets and the present

value of the projected benefit obligation are

measured as at October 31. The net defined

benefit asset or liability
represents the difference between the cumulative remeasurement gains and losses, expenses,

and recognized contributions and is reported

in other assets or
other liabilities.
Net defined benefit assets recognized by

the Bank are subject to a ceiling which limits

the asset recognized on the Consolidated

Balance Sheet to the amount
that is recoverable through refunds of contributions

or future contribution holidays. In addition,

where a regulatory funding deficit exists related

to a defined benefit
plan, the Bank is required to record a liability

equal to the present value of all future

cash payments required to eliminate that

deficit.
Defined Contribution Plans
For defined contribution plans, annual pension

expense is equal to the Bank’s contributions

to those plans.
INSURANCE
Insurance contracts are aggregated into groups

which are measured at the risk-adjusted present

value of cash flows in fulfilling the contracts.

Insurance revenue is
recognized on the Consolidated Statement of

Income as insurance services are provided

over the coverage period of the contracts

within the groups. Insurance
service expenses are reported on the

Consolidated Statement of Income as insurance

claims and related expenses are recognized and

when contract groups are
expected to be onerous.
Contract groups are onerous if their fulfilment

cash flows are expected to result in a net outflow. The liabilities from insurance groups are
comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are reported as Insurance

contract liabilities on the
Consolidated Balance Sheet. The LRC is

the obligation to investigate and pay claims

that have not yet occurred and includes a loss

component related to onerous
contract groups. The LIC is the estimate

of claims incurred, including claims that

have occurred but have not been reported,

and related insurance costs.
The Bank measures its insurance contract

groups using one of two measurement models,

the premium allocation approach (PAA) or the general measurement model (GMM). The majority of insurance

contract groups are measured using the PAA, which includes

the Bank’s property and casualty insurance contracts

and
short-term life and health insurance contracts.

The PAA is a simplified model applied to insurance contracts that are either one year or less or where the PAA
approximates the GMM. Contracts using

the GMM are longer-term life and health

contracts. The LRC for insurance contract

groups using the PAA is measured as
the premiums received less insurance acquisition

cash flows paid. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition
cash flows reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months.
The LRC for longer term contracts using

the GMM model is measured using estimates

and assumptions that reflect the timing and

uncertainty of insurance cash
flows. Under both the PAA and GMM, when a group of contracts is expected to be onerous, a loss

component (expected loss related to

fulfilling the group’s
insurance contracts) is established which

increases the LRC and insurance

service expenses. The loss component of the LRC

is subsequently recognized as a
reduction to insurance service expenses

over the contractual term of the underlying

insurance contracts to offset claims incurred

and related expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or before

the Consolidated
Balance Sheet date. The LIC includes a risk

adjustment, which represents the compensation

the Bank requires for bearing the uncertainty

related to non-financial
risks in its fulfilment of insurance contracts.

Expenses related to claims incurred, including

claims arising from catastrophes, and related

costs are reported in
insurance service expenses while changes

related to discounting the liability are recorded

as insurance finance income or expenses in

other income (loss).
Estimates used in the measurement of insurance

contract liabilities are determined in accordance

with accepted actuarial practices. Current estimates

of claims
and related expenses are determined on a

case-by-case basis and consider such

variables as past loss experience, current

claims trends and changes in the
prevailing social, economic, and legal environment.

These estimates are continually reviewed,

and as experience develops and new information

becomes known,
the estimates are adjusted as necessary. In addition to reported claims information, the Bank’s insurance

contract liabilities include a provision to

account for the
future development of insurance claims, including

insurance claims incurred but not reported

by policyholders (IBNR). IBNR liabilities

are evaluated based on
historical development trends and actuarial

methodologies for groups of claims

with similar attributes.
Reinsurance contracts held are recognized

and measured using the same principles

as insurance contracts. Reinsurance contract assets

are presented in
Other assets on the Consolidated Balance

Sheet and the net results from reinsurance

contracts held are presented in Other income

(loss) on the Consolidated
Statement of Income. Refer to Note 21 for further

detail on the balances and results of insurance

and reinsurance contracts.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 27
PROVISIONS & CONTINGENT LIABILITIES
Provisions are recognized when the Bank has

a present obligation (legal or constructive)

as a result of a past event, the amount of

which can be reliably estimated,
and it is probable that an outflow of resources

will be required to settle the obligation.
Provisions are measured based on management’s

best estimate of the consideration required

to settle the obligation at the end of the reporting

period, taking
into account the risks and uncertainties surrounding

the obligation. If the effect of the time value of

money is material, provisions are measured

at the present value
of the expenditure expected to be required

to settle the obligation, using a discount rate

that reflects

the current market assessment of the time

value of money and
the risks specific to the obligation.
Contingent liabilities exist when there is a possible

obligation which is yet to be confirmed

or a present obligation which has been confirmed

but the outflow of
future resources is not probable or is not

reliably measurable. Contingent liabilities

are not recorded in the Bank’s Consolidated

Financial Statements and are
disclosed if material unless there is a remote

chance that it will result in a future outflow

of resources to settle.
INCOME TAXES
Income tax is comprised of current and deferred

tax. Income tax is recognized in the Provision

for (recovery of) income taxes on the

Consolidated Statement of
Income, except to the extent that it relates to items

recognized in other comprehensive income or

directly in equity, in which case the related taxes are also recognized in other comprehensive income

or directly in equity, respectively.
Deferred tax is recognized on temporary differences

between the carrying amounts of assets

and liabilities on the Consolidated Balance Sheet

and the amounts
attributed to such assets and liabilities for

tax purposes. Deferred tax assets and liabilities

are determined based on the tax rates

that are expected to apply when
the assets or liabilities are reported for

tax purposes. Deferred tax assets are recognized

only when it is probable that sufficient taxable

profit will be available in
future periods against which deductible

temporary differences may be utilized. Deferred

tax liabilities are not recognized on temporary

differences arising on
investments in subsidiaries, branches,

and associates, and interests in joint

ventures if the Bank controls the timing of

the reversal of the temporary difference and
it is probable that the temporary difference will not

reverse in the foreseeable future.
The Bank records a provision for uncertain

tax positions if it is probable that the Bank

will have to make a payment to tax authorities

upon their examination of a
tax position. This provision is measured

at the Bank’s best estimate of the amount expected

to be paid. Provisions are reversed in provision

for (recovery of)
income taxes in the period in which management

determines they are no longer required or

as determined by statute.
LEASES
An arrangement contains a lease if there is an

identified asset and the Bank has a right

to control that asset for a period of time in

exchange for consideration. A
right-of-use (ROU) asset and lease liability

is recognized for all leases except for

short-term leases and low value leases, as

described below. At the lease
commencement date, the lease liability is initially

recognized at the present value of the

future lease payments over the remaining lease

term and is discounted
using the Bank’s incremental borrowing rate.

The right-of-use asset is recognized

at cost, comprising an amount equal

to the lease liability, subject to certain
adjustments. Subsequently, the right-of-use asset is measured at cost less accumulated depreciation and impairment

and adjusted for any remeasurement

of
lease liabilities, while the lease liability is accreted

using the Bank’s incremental borrowing rate.

The lease liability is remeasured when there is a

modification, a
change in the lease term, a change in the lease

payments (e.g., changes to future payments

resulting from a change in an index or rate

used to determine such
lease payments) or changes in the Bank’s assumptions

or strategies relating to the exercise

of purchase, extension, or termination options.
The Bank’s leases consist primarily of real estate,

equipment and other asset leases. Right-of-use

assets are recorded in Land, buildings,

equipment, other
depreciable assets and right-of-use assets

on the Consolidated Balance Sheet and

lease liabilities are included in Other liabilities

on the Consolidated Balance
Sheet. Interest expense on lease liabilities is

included in Net interest income and depreciation

expense on the right-of-use assets

is recognized in Non-interest
expenses on the Consolidated Statement

of Income.
Short-term leases, which have a lease term of
twelve months

or less, and leases of low-value assets

are exempt, and their payments are recognized

in Non-
interest expenses on a straight-line basis

within the Bank’s Consolidated Statement of

Income.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these

judgments or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Consolidated Financial Statements.

The Bank has established
procedures to ensure that accounting policies

are applied consistently and that the processes

for changing methodologies, determining

estimates,

and adopting
new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment
The Bank determines its business models

based on the objective under which its

portfolios of financial assets are managed.

Refer to Note 2 for details on the
Bank’s business models. In determining its

business models, the Bank considers

the following:
●

Management’s intent and strategic objectives

and the operation of the stated policies in practice;
●

The primary risks that affect the performance

of the portfolio

of assets and how these risks are

managed;

●

How the performance of the portfolio is evaluated

and reported to management; and
●

The frequency and significance of financial

asset sales in prior periods, the reasons

for such sales and the expected future sales activities.
Sales in themselves do not determine the business

model and are not considered in isolation.

Instead, sales provide evidence about

how cash flows are realized.
A held-to-collect business model will be reassessed

by the Bank to determine whether

any sales are consistent with an objective

of collecting contractual cash
flows if the sales are more than insignificant

in value or more than infrequent.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 28
Solely Payments of Principal and Interest

Test
In assessing whether contractual cash flows

represent SPPI, the Bank considers the

contractual terms of the instrument. This

includes assessing whether the
financial asset contains contractual terms

that could change the timing or amount

of contractual cash flows such that

they would not be consistent with a basic
lending arrangement. In making the assessment,

the Bank considers the primary terms

as follows and assesses if the contractual

cash flows of the instrument
continue to meet the SPPI test:
●

Performance-linked features;
●

Terms that limit the Bank’s claim to cash flows

from specified assets (non-recourse terms);
●

Prepayment and extension terms;
●

Leverage features;

●

Features that modify elements of the time

value of money; and
●

Sustainability-linked features.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk
For retail exposures, criteria for assessing

significant increase in credit risk are

defined at the appropriate product or

portfolio level and vary based on the
exposure’s credit risk at origination. The criteria

include relative changes in PD, absolute

PD backstop, and delinquency backstop

when contractual payments are
more than 30 days past due. Significant increase

in credit risk since initial recognition

has occurred when one of the criteria is

met.
For non-retail exposures, BRR is determined

on an individual borrower basis using industry

and sector specific credit risk models that are

based on historical
data. Current and forward-looking information

that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for
assessing significant increase in credit risk

are defined at the appropriate segmentation

level and vary based on the BRR of the exposure

at origination. Criteria
include relative changes in BRR, absolute

BRR backstop, and delinquency backstop

when contractual payments are more than 30

days past due. Significant
increase in credit risk since initial recognition

has occurred when one of the criteria is

met.
Measurement of Expected Credit Loss
ECLs are recognized on the initial recognition

of financial assets. Allowance for credit losses

represents management’s unbiased estimate

of the risk of default and
ECLs on the financial assets, including any off-balance

sheet exposures, at the balance sheet date.
For retail exposures, ECLs are calculated as

the product of PD, loss given default (LGD),

and exposure at default (EAD) at each

time step over the remaining
expected life of the financial asset and discounted

to the reporting date based on the EIR. PD

estimates represent the forward-looking

PD, updated quarterly
based on the Bank’s historical experience, current

conditions, and relevant forward-looking expectations

over the expected life of the exposure

to determine the
lifetime PD curve. LGD estimates are determined

based on historical charge-off events and recovery

payments, current information about attributes

specific to the
borrower, and direct costs. Expected cash flows from

collateral, guarantees, and other credit enhancements

are incorporated in LGD if integral to the contractual
terms. Relevant macroeconomic variables

are incorporated in determining expected

LGD. EAD represents the expected balance

at default across the remaining
expected life of the exposure. EAD incorporates

forward-looking expectations about repayments

of drawn balances and future draws

where applicable.
For non-retail exposures, ECLs are calculated

based on the present value of cash shortfalls

determined as the difference between contractual

cash flows and
expected cash flows over the remaining expected

life of the financial instrument. Lifetime

PD is determined by mapping the exposure’s

BRR to forward-looking PD
over the expected life. LGD estimates are

determined by mapping the exposure’s facility

risk rating (FRR) to expected LGD which

takes into account facility-
specific characteristics such as collateral,

seniority ranking of debt, and loan structure.

Relevant macroeconomic variables are incorporated

in determining
expected PD and LGD. Expected cash flows

are determined by applying the PD and LGD

estimates to the contractual cash flows

to calculate cash shortfalls over
the expected life of the exposure.
Forward-Looking Information
In calculating ECLs, the Bank employs internally

developed models that utilize parameters

for PD, LGD, and EAD. Forward-looking

macroeconomic factors
including at the regional level are incorporated

in the risk parameters as relevant.

Additional risk factors that are industry or

segment specific are also incorporated,
where relevant. Forward-looking macroeconomic

forecasts are generated by TD Economics

as part of the ECL process: A base economic

forecast is accompanied
with upside and downside estimates of realistically

possible economic conditions by considering

the sources of uncertainty around the base

forecast. All
macroeconomic forecasts are updated quarterly

for each variable on a regional basis where

applicable and incorporated as relevant

into the quarterly modelling of
base, upside and downside risk parameters

used in the calculation of ECL scenarios and

probability-weighted ECLs. TD Economics

will apply judgment to
recommend probability weights to each forecast

on a quarterly basis. The proposed

macroeconomic forecasts and probability

weightings are subject to robust
management review and challenge process

by a cross-functional committee that

includes representation from TD Economics,

Risk, Finance, and Business. ECLs
calculated under each of the three forecasts are

applied against the respective probability

weightings to determine the probability-weighted

ECLs. Refer to Note 8
for further details on the macroeconomic

variables and ECL sensitivity.
Expert Credit Judgment
Management’s expert credit judgment is used

to determine the best estimate for the qualitative

component contributing to ECLs, based on an assessment

of
business and economic conditions, historical

loss experience, loan portfolio composition,

and other relevant indicators and forward-looking

information that are not
fully incorporated into the model calculation.
There remains elevated economic uncertainty,

and management continues to exercise expert

credit judgment in assessing if an exposure

has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied.
LEASES
The Bank applies judgment in determining

the appropriate lease term on a lease-by-lease

basis. All facts and circumstances that

create an economic incentive to
exercise a renewal option or not to exercise

a termination option including investments

in major leaseholds, branch performance

and past business practice are
considered. The periods covered by renewal

or termination options are only included

in the lease term if it is reasonably certain

that the Bank will exercise the
options; management considers “reasonably

certain”

to be a high threshold. Changes in the economic

environment or changes in the industry

may impact the
Bank’s assessment of lease term, and any changes

in the Bank’s estimate of lease terms

may have a material impact on the Bank’s

Consolidated Balance Sheet
and Consolidated Statement of Income.
In determining the carrying amount of right-of-use

(ROU) assets and lease liabilities,

the Bank is required to estimate the incremental

borrowing rate specific to
each leased asset or portfolio of leased assets

if the interest rate implicit in the lease

is not readily determinable. The Bank

determines the incremental borrowing
rate of each leased asset or portfolio of leased

assets by incorporating the Bank’s creditworthiness,

the security, term, and value of the ROU asset, and the

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 29
economic environment in which the leased

asset operates. The incremental borrowing

rates are subject to change mainly due

to changes in the macroeconomic
environment.
FAIR VALUE MEASUREMENTS
The fair value of financial instruments traded

in active markets at the balance

sheet date is based on their quoted market

prices. For all other financial instruments
not traded in an active market, fair value may

be based on other observable current

market transactions involving the same or

similar instruments, without
modification or repackaging, or is based on

a valuation technique which maximizes

the use of observable market inputs. Observable

market inputs may include
interest rate yield curves, foreign exchange

rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable
market prices exist, discounted cash flow

analysis, option pricing models, and

other valuation techniques commonly

used by market participants.
For certain complex or illiquid financial instruments,

fair value is determined using valuation

techniques in which current market transactions

or observable
market inputs are not available. Judgment is used

when determining which valuation techniques

to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates,

pre-payment rates, and prices of underlying

instruments. Any imprecision in these estimates

can affect the
resulting fair value.
Judgment is also used in recording valuation

adjustments to model fair values to account

for system limitations or measurement uncertainty, such as

when
valuing complex and less actively traded

financial instruments. If the market for a

complex financial instrument develops,

the pricing for this instrument may
become more transparent, resulting in refinement

of valuation models.
An analysis of the fair value of financial instruments

and further details as to how they are

measured are provided in Note 5.
DERECOGNITION OF FINANCIAL ASSETS
Certain financial assets transferred may

qualify for derecognition from the Bank’s

Consolidated Balance Sheet. To qualify for derecognition, certain key determinations must be made, including

whether the Bank’s rights to receive cash flows

from the financial asset have been retained

or transferred and the extent
to which the risks and rewards of ownership

of the financial assets have been retained

or transferred. If the Bank neither transfers nor

retains substantially all of
the risks and rewards of ownership of the

financial asset, a decision must be made

as to whether the Bank has retained control

of the financial asset.
Upon derecognition, the Bank will record a gain

or loss on sale of those assets which is calculated

as the difference between the carrying amount

of the asset
transferred and the sum of any cash proceeds

received, including any financial assets received

or financial liabilities assumed, and

any cumulative gains or losses
allocated to the transferred asset that had been

recognized in AOCI. In determining the

fair value of any financial assets received, the

Bank estimates future cash
flows by relying on estimates of the amount

of interest that will be collected on the

securitized assets, the yield to be paid to investors,

the portion of the securitized
assets that will be prepaid before their

scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected

future cash
flows. Actual cash flows may differ significantly

from those estimated by the Bank.
Retained interests are financial interests in

transferred assets retained by the Bank.

They are classified as trading securities and

are initially recognized at
relative fair value on the Bank’s Consolidated Balance

Sheet. Subsequently, the fair value of retained interests is determined by estimating the present value

of
future expected cash flows. Differences between

the actual cash flows and the Bank’s estimated

future cash flows are recognized in trading

income (loss). These
assumptions are subject to periodic reviews

and may change due to significant changes

in the economic environment.
GOODWILL
The recoverable amount of the Bank’s CGUs

or groups of CGUs is determined from

internally developed valuation models

that consider various factors and
assumptions such as forecasted earnings, growth

rates, discount rates, and terminal growth

rates. Management is required to use judgment

in estimating the
recoverable amount of the CGUs or groups

of CGUs, and the use of different assumptions and

estimates in the calculations could influence

the determination of
the existence of impairment and the valuation

of goodwill. Management believes that the assumptions

and estimates used are reasonable

and supportable. Where
possible, assumptions generated internally

are compared to relevant market information.

The carrying amounts of the Bank’s CGUs or groups

of CGUs are
determined by management using risk-based

capital models to adjust net assets and liabilities

by CGU. These models consider various

factors including market
risk, credit risk, and operational risk,

including investment capital (comprised of

goodwill and other intangibles). Any capital

not directly attributable to the CGUs is
held within the Corporate segment. The Bank’s

capital oversight committees provide oversight

to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense

related to the Bank’s pension and post-retirement

defined benefit plans are determined using

multiple assumptions
that may significantly influence the value of

these amounts. Actuarial assumptions including

discount rates, compensation increases,

health care cost trend rates,
and mortality rates are management’s best estimates

and are reviewed annually with the Bank’s actuaries.

The Bank develops each assumption using

relevant
historical experience of the Bank in conjunction

with market-related data and considers

if the market-related data indicates

there is any prolonged or significant
impact on the assumptions. The discount

rate used to value the projected benefit

obligation is determined by reference

to market yields on high-quality corporate
bonds with terms matching the plans’ specific

cash flows. The other assumptions are also long-term

estimates. All assumptions are subject to

a degree of
uncertainty. Differences between actual experiences and the assumptions,

as well as changes in the assumptions

resulting from changes in future expectations,
result in remeasurement gains and losses

which are recognized in other comprehensive

income (OCI)

during the year and also impact expenses

in future periods.
INCOME TAXES
The Bank is subject to taxation in numerous

jurisdictions. There are many transactions

and calculations in the ordinary course

of business for which the ultimate
tax determination is uncertain. The Bank

maintains provisions for uncertain tax positions

that it believes appropriately reflect the risk of

tax positions under
discussion, audit, dispute, or appeal with

tax authorities, or which are otherwise

considered to involve uncertainty. These provisions are made using the Bank’s
best estimate of the amount expected to be paid

based on an assessment of all relevant

factors, which are reviewed at the end of

each reporting period. However,
it is possible that at some future date, changes

in these liabilities could result from audits by

the relevant taxing authorities.
Deferred tax assets are recognized only

when it is probable that sufficient taxable profit

will be available in future periods against

which deductible temporary
differences may be utilized. The amount of

the deferred tax asset recognized and considered

realizable could, however, be reduced if projected income is not
achieved due to various factors, such as

unfavourable business conditions. If projected

income is not expected to be achieved, the

Bank would decrease its
deferred tax assets to the amount that it believes

can be realized. The magnitude of the decrease

is significantly influenced by the Bank’s forecast

of future profit
generation, which determines the extent to

which it will be able to utilize the deferred

tax assets.
PROVISIONS
Provisions arise when there is some uncertainty

in the timing or amount of a loss in the

future. Provisions are based on the Bank’s best estimate

of all
expenditures required to settle its present obligations,

considering all relevant risks and uncertainties,

as well as, when material, the effect of

the time value of
money.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 30
Many of the Bank’s provisions relate to various

legal and regulatory actions that the Bank

is involved in during the ordinary course

of business. Legal and
regulatory provisions require the involvement

of both the Bank’s management and legal counsel

when assessing the probability of a loss and estimating

any
monetary impact. Throughout the life of a provision,

the Bank’s management or legal counsel

may learn of additional information that may impact

its assessments
about the probability of loss or about the estimates

of amounts involved. Changes in these assessments

may lead to changes in the amount recorded

for
provisions. In addition, the actual costs of resolving

these claims may be substantially higher

or lower than the amounts recognized.

The Bank reviews its legal and
regulatory provisions on a case-by-case basis

after considering, among other factors, the

progress of each case, the Bank’s experience,

the experience of others
in similar cases, and the opinions and views of

legal counsel.
Certain of the Bank’s provisions relate to restructuring

initiatives initiated by the Bank. Restructuring

provisions require management’s best estimate,

including
forecasts of economic conditions. Throughout

the life of a provision, the Bank may become

aware of additional information that may impact

the assessment of
amounts to be incurred. Changes in these assessments

may lead to changes in the amount recorded

for restructuring provisions.
INSURANCE
The assumptions used in establishing the Bank’s

insurance contract liabilities are based on best

estimates of possible outcomes.
For property and casualty insurance

contracts, the ultimate cost of LIC is estimated

using a range of standard actuarial claims

projection techniques by the
appointed actuary in accordance with

Canadian accepted actuarial practices. Additional

qualitative judgment is used to assess

the extent to which past trends may
or may not apply in the future, in order to arrive

at the estimated ultimate claims cost

amounts that present the most likely outcome

taking into account all the
uncertainties involved.
For life and health insurance contracts, insurance

contract liabilities consider all future policy

cash flows, including premiums, claims, and

expenses required to
administer the policies. Critical assumptions

used in the measurement of life and health

insurance contract liabilities are determined

by the appointed actuary.
Further information on insurance risk assumptions

is provided in Note 21.
CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when

assessing whether the Bank should consolidate

an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment

of voting rights for certain structured entities.

In these cases, judgment is required

to establish whether the Bank
has decision-making power over the key

relevant activities of the entity and

whether the Bank has the ability to use that power

to absorb significant variable returns
from the entity. If it is determined that the Bank has both decision-making power and significant variable returns

from the entity, judgment is also used to determine
whether any such power is exercised by

the Bank as principal, on its own behalf,

or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making

power includes understanding the purpose

and design of the entity in order to determine

its key economic
activities. In this context, an entity’s key economic

activities are those which predominantly

impact the economic performance of the

entity. When the Bank has the
current ability to direct the entity’s key economic

activities, it is considered to have decision-making

power over the entity.
The Bank also evaluates its exposure

to the variable returns of a structured entity in

order to determine if it absorbs a significant

proportion of the variable
returns the entity is designed to create. As part

of this evaluation, the Bank considers the purpose

and design of the entity in order to determine

whether it absorbs
variable returns from the structured entity

through its contractual holdings, which

may take the form of securities issued by

the entity, derivatives with the entity, or
other arrangements such as guarantees, liquidity

facilities, or lending commitments.
If the Bank has decision-making power over

the entity and absorbs significant variable returns

from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making

power; the rights of other parties involved

with
the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions;

whether the rights of other parties are exercisable

in
practice; and the variable returns absorbed

by the Bank and by other parties involved

with the entity. When assessing consolidation, a presumption exists that the
Bank exercises decision-making power as principal

if it is also exposed to significant variable

returns, unless an analysis of the

factors above indicates otherwise.
The decisions above are made with reference

to the specific facts and circumstances relevant

for the structured entity and related transaction(s)

under
consideration.
REVENUE FROM CONTRACTS WITH

CUSTOMERS
The Bank applies judgment to determine

the timing of satisfaction of performance

obligations which affects the timing of revenue recognition,

by evaluating the
pattern in which the Bank transfers control

of services promised to the customer. A performance obligation is satisfied over time when the customer

simultaneously
receives and consumes the benefits as the

Bank performs the service. For performance

obligations satisfied over time, revenue is generally

recognized using the
time-elapsed method which is based on time

elapsed in proportion to the period over

which the service is provided, for example,

personal deposit account bundle
fees. The time-elapsed method is a faithful

depiction of the transfer of control

for these services as control is transferred

evenly to the customer when the Bank
provides a stand-ready service or effort is expended

evenly by the Bank to provide a service

over the contract period. In contracts

where the Bank has a right to
consideration from a customer in an amount

that corresponds directly with the value to the

customer of the Bank’s performance completed

to date, the Bank
recognizes revenue in the amount to which

it has a right to invoice.
The Bank satisfies a performance obligation

at a point in time if the customer obtains

control of the promised services at that

date. Determining when control is
transferred requires the use of judgment.

For transaction-based services, the Bank determines

that control is transferred to the customer

at a point in time when
the customer obtains substantially all of

the benefits from the service rendered

and the Bank has a present right to payment,

which generally coincides with the
moment the transaction is executed.
The Bank exercises judgment in determining

whether costs incurred in connection with acquiring

new revenue contracts would meet the requirement

to be
capitalized as incremental costs to obtain or

fulfil a contract with customers.
INTEREST RATE BENCHMARK REFORM PHASE 2
Effective November 1, 2020, the Bank was an early adopter

of the Interest Rate Benchmark Reform Phase

2 and no transitional adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses

issues affecting financial reporting when

changes are made to contractual cash

flows of financial
instruments or hedging relationships

as a result of IBOR reform. The amendments

permit modification to financial assets,

financial liabilities and lease
liabilities required as a direct consequence of IBOR

reform and made on an economically equivalent

basis to be accounted for by updating

the EIR
prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements

are applied. Relief is also provided

for an
entity’s hedge accounting relationships in circumstances

where changes to hedged items and hedging

instruments arise as a result of IBOR reform.

The
amendments

enable entities to reflect these changes without

discontinuing, or resulting in a new formal

designation of, the existing hedging relationship.

Permitted
changes include redefining the hedged risk

to reference an ARR (contractually or non-contractually

specified), amending the description of

the hedged item and
hedging instrument to reflect the ARR, and

amending the description of how the entity

will assess hedge effectiveness. Hedging relationships

within the scope of
Interest Rate Benchmark Reform Phase 2

are the same as those within the scope of

Interest Rate Benchmark Reform Phase 1.

Interest Rate Benchmark Reform
Phase 2 also amended IFRS 7, introducing expanded

qualitative and quantitative disclosures about

the risks arising from IBOR reform, how

an entity is managing
those risks, its progress in completing

the transition to ARRs, and how it is managing

the transition.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 31
Interest rate benchmarks (such as the London

Interbank Offered Rate (LIBOR) and the Canadian

Dollar Offered Rate (CDOR)) have been reformed

and
replaced by ARRs. From June 30, 2023, all remaining

USD LIBOR settings (overnight, one-month,

three-month, six-month and twelve-month)

have either ceased
or were published only on a synthetic basis

for the use in legacy contracts that had no other

fallback solution. The remaining settings

of CDOR (one-month, two-
month, and three-month) ceased following

a final publication on June 28, 2024. The Bank’s

exposure to non-derivative financial assets,

non-derivative financial
liabilities, derivative notional amounts and off-balance

sheet commitments referencing CDOR is no

longer significant to its financial statements

as at
October 31, 2024 (October 31, 2023 – $
17

billion, $
12

billion, $
2,645

billion and $
64

billion, respectively).
NOTE 4: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard was adopted by

the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17 which replaced

the guidance in IFRS 4 and became effective

for annual reporting periods beginning on or

after January 1, 2023, which
was November 1, 2023 for the Bank. IFRS 17 establishes

principles for recognition, measurement,

presentation and disclosure of insurance

contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them.
The following table sets out adjustments

to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $
7,468
Other liabilities
131
Other assets
(2,361)
Net insurance-related balances as at October

31, 2022
$
5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts
113
Other adjustments
(93)
Net insurance-related balances as at

November 1, 2022
$
5,066
Insurance contract liabilities $
5,761
Reinsurance contract assets
(695)
Net insurance-related balances as at

November 1, 2022
$
5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $
60

million and an after-tax increase to retained
earnings of $
112

million.
Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9 and was applied without a restatement

of comparatives. The reclassification resulted

in a decrease to retained
earnings and an increase in AOCI of $
10

million.
FUTURE CHANGES IN ACCOUNTING

POLICIES
The following standard and amendments

have been issued but are not yet effective

on the date of issuance of the Bank’s Consolidated

Financial Statements.
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 introduces changes

to the structure of the statement of profit

or loss, aggregation and disaggregation of

financial information, and
management-defined performance

measures to be disclosed in the notes to

the financial statements. It will be effective for the Bank’s annual period beginning
November 1, 2027. Early application is permitted.

The standard will be applied retrospectively

with restatement of comparatives.

The Bank is currently assessing
the impact of adopting this standard.
Amendments to the Classification and Measurement

of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification

and Measurement of Financial Instruments,
which amended IFRS 9 and IFRS 7 . The
amendments address matters identified during

the post-implementation review of the

classification and measurement requirements

of IFRS 9. The amendments
clarify how to assess the contractual

cash flow characteristics of financial assets

that include environmental, social, and governance

linked features and other
similar contingent features. The amendments

also clarify the treatment of non-recourse

assets and contractually linked instruments.

Furthermore, the amendments
clarify that a financial liability is derecognized

on the settlement date and provide an accounting

policy choice to derecognize a financial liability

settled using an
electronic payment system before the

settlement date if certain conditions are

met. Finally, the amendments introduce additional disclosure requirements for
financial instruments with contingent

features and equity instruments classified at

FVOCI.
The amendments will be effective for the Bank’s annual

period beginning November 1, 2026. Early

adoption is permitted, with an option to early

adopt the
amendments related to the classification

of financial assets and associated disclosures

only.

The Bank is required to apply the amendments

retrospectively, but is
not required to restate prior periods. The Bank

is currently assessing the impact of adopting

these amendments.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 32
NOTE 5: FAIR VALUE MEASUREMENTS
Certain assets and liabilities, primarily

financial instruments, are carried on

the balance sheet at their fair value on a recurring

basis. These financial instruments
include trading loans and securities, non-trading

financial assets at FVTPL, financial assets

and liabilities designated at FVTPL, financial

assets at FVOCI,
derivatives, certain securities purchased under

reverse repurchase agreements, trading

deposits, securitization liabilities at fair value,

obligations related to
securities sold short, and certain obligations

related to securities sold under repurchase

agreements. All other financial assets

and financial liabilities are carried at
amortized cost.
(a) VALUATION GOVERNANCE
Valuation processes are guided by policies and procedures

that are approved by senior management

and subject matter experts. Senior Executive

oversight over
the valuation process is provided through various

valuation committees. Further, the Bank has a number of

additional controls in place, including

an independent
price verification process to ensure the accuracy

of fair value measurements reported in

the financial statements. The sources used

for independent pricing comply
with the standards set out in the approved

valuation-related policies, which include

consideration of the reliability, relevancy, and timeliness of data.
(b)

METHODS AND ASSUMPTIONS
The Bank calculates fair value for measurement

and disclosure purposes based on the following

methods of valuation and assumptions:
Government and Government-Related Securities
The fair value of Canadian government debt

securities is determined by quoted prices in

active markets, reference to recent transaction

prices, or third-party
vendor prices. In cases where external and

independent prices are not readily available,

alternate

techniques based on the risk metrics and unique

characteristics
of the security are utilized.
The fair value of Canadian residential mortgage-backed

securities (MBS) is based on third-party vendor

prices, reference to recent transaction prices,

or
valuation techniques that utilize observable

inputs such as benchmark government bond

prices, government bond yield curves, quoted

yield spreads and
prepayment rate assumptions related

to the underlying collateral.
The fair value of U.S. government and agency

debt securities is determined by reference

to recent transaction prices, broker quotes,

or third-party vendor
prices. For U.S. agency MBS pricing, brokers

or third-party vendors may use a pool-specific

valuation model to value these securities, using

observable market
inputs.
The fair value of other Organisation for Economic

Co-operation and Development (OECD)

government-guaranteed debt is based

on broker quotes and third-
party vendor prices, or where external and independent

prices are not readily available, alternate

techniques based on the risk metrics and unique

characteristics
of the security are utilized.
Other Debt Securities
The fair value of corporate and other debt

securities is based on broker quotes, third-party

vendor prices, or alternate techniques

utilizing the risk metrics and
unique characteristics of the security. Asset-backed securities are primarily fair valued using third-party

vendor prices, including those generated by issue-specific
valuation models using observable market

inputs.
Equity Securities
The fair value of equity securities is based

on quoted prices in active markets, where available.

Where quoted prices in active markets are

not readily available,
such as for private equity securities, or

where there is a wide bid-ask spread, fair

value is determined based on quoted

market prices for similar securities or
through valuation techniques, including discounted

cash flow analysis, multiples of earnings

before taxes, depreciation and amortization,

and other relevant
valuation techniques.
If there are trading restrictions on the equity

security held, a valuation adjustment is

recognized against available prices to reflect

the nature of the restriction.
However, restrictions that are not part of the security held and represent a separate contractual arrangement

that has been entered into by the Bank and a

third
party do not impact the fair value of the original

instrument.
The cost of Federal Reserve stock and

Federal Home Loan Bank (FHLB) stock

approximates fair value.
Retained Interests
Retained interests are classified as trading

securities and are initially recognized at their relative

fair market value. Subsequently, the fair value of retained interests recognized by the Bank is determined by

estimating the present value of future expected

cash flows.

Differences between the actual cash flows and

the Bank’s
estimate of future cash flows are recognized

in income. These assumptions are subject

to periodic review and may change due

to significant changes in the
economic environment.
Loans
The estimated fair value of loans carried at amortized

cost reflects changes in market price that have

occurred since the loans were originated

or purchased. For
fixed-rate performing loans, estimated

fair value is determined by discounting the expected

future cash flows related to these loans at

current market interest rates
for loans with similar credit risks. For floating-rate

performing loans, changes in interest

rates have minimal impact on fair value

since loans reprice to market
frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not

adjusted for the value of any credit protection

the Bank
has purchased to mitigate credit risk.
The fair value of loans carried at FVTPL,

which includes trading loans and non-trading

loans at FVTPL, is determined using observable

market prices, where
available. Where the Bank is a market maker

for loans traded in the secondary market,

fair value is determined using executed prices,

or prices for comparable
trades. For those loans where the Bank is

not a market maker, the Bank obtains broker quotes from other reputable dealers, or uses valuation techniques

to
determine fair value.
The fair value of loans carried at FVOCI is assumed

to approximate amortized cost as they are generally

floating rate performing loans that are

short term in
nature.
Commodities
The fair value of commodities is based on quoted

prices in active markets, where available.

The Bank also transacts commodity derivative

contracts which can be
traded on an exchange or in OTC markets.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 33
Derivative Financial Instruments
The fair value of exchange-traded derivative financial

instruments is based on quoted market prices.

The fair value of OTC derivative financial

instruments is
estimated using well established valuation

techniques, such as discounted cash flow

techniques, the Black-Scholes model,

and Monte Carlo simulation. The
valuation models incorporate inputs that are

observable in the market or can be derived

from observable market data.
Prices derived by using models are recognized

net of valuation adjustments. The inputs

used in the valuation models depend on

the type of derivative and the
nature of the underlying instrument and are

specific to the instrument being valued.

Inputs can include, but are not limited to, interest

rate yield curves, foreign
exchange rates, dividend yield projections,

commodity spot and forward prices, recovery

rates, volatilities, spot prices, and correlation.
A credit valuation adjustment (CVA) is recognized against the model value of OTC derivatives to account

for the uncertainty that the counterparty in a derivative
transaction may not be able to fulfil its obligations

under the transaction to the Bank. In determining

CVA, the Bank takes into account master netting agreements
and collateral, and considers the creditworthiness

of the counterparty, using market observed or proxy credit

spreads, in assessing potential future

amounts owed
to the Bank.
The fair value of a derivative is partly a function

of collateralization. The Bank uses relevant

overnight

borrowing curves to discount the

cash flows for
collateralized derivatives as most collateral

is posted in cash and can be funded at the

overnight rate.
A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives to recognize the

market implied unsecured funding costs and
benefits considered in the pricing and fair value

determination. Some of the key drivers

of FVA include the market implied funding spread and the expected average exposure by counterparty.
The Bank will continue to monitor industry

practice on valuation adjustments and

may refine the methodology as market practices

evolve.
Deposits
The estimated fair value of term deposits is

determined by discounting the contractual

cash flows using interest rates currently offered for

deposits with similar
terms.
For deposits with no defined maturities,

the Bank considers fair value to equal carrying

value, which is equivalent to the amount payable

on the balance sheet
date.
For trading deposits and deposits designated

at FVTPL, which is included in financial liabilities

designated at FVTPL, fair value is determined

using discounted
cash flow valuation techniques which

maximize the use of observable market inputs

such as benchmark yield curves and foreign

exchange rates. The Bank
considers the impact of its own creditworthiness

in the valuation of these deposits by reference

to observable market inputs.
Securitization Liabilities
The fair value of securitization liabilities is based

on quoted market prices or quoted market

prices for similar financial instruments,

where available. Where quoted
prices are not available, fair value is determined

using valuation techniques, which maximize

the use of observable inputs, such

as Canada Mortgage Bond (CMB)
curves and MBS curves.
Obligations Related to Securities Sold

Short
The fair value of these obligations is based

on the fair value of the underlying securities,

which can include equity or debt securities.

As these obligations are fully
collateralized, the method used to determine

fair value would be the same as that of

the relevant underlying equity or debt securities.
Securities Purchased Under Reverse

Repurchase Agreements and Obligations

Related to Securities Sold Under Repurchase

Agreements
Commodities and certain bonds and equities

purchased or sold with an agreement

to sell or repurchase them at a later

date at a fixed price are carried at fair
value. The fair value of these agreements

is based on valuation techniques such as discounted

cash flow models which maximize the use

of observable market
inputs such as interest rate swap curves

and commodity forward prices.
Subordinated Notes and Debentures
The fair value of subordinated notes and debentures

are based on quoted market prices.
Portfolio Exception
IFRS 13, Fair Value Measurement

provides a measurement exception

that allows an entity to determine the fair value of

a group of financial assets and liabilities
with offsetting risks based on the sale or transfer

of its net exposure to a particular risk or

risks. The Bank manages certain financial

assets and financial liabilities,
such as derivative assets and derivative liabilities,

on the basis of net exposure to a particular risk,

or risks; and uses mid-market prices as a basis

for establishing
fair values for the offsetting risk positions and

applies the most representative price

within the bid-ask spread to the net open position,

as appropriate. Refer to
Note 2 for further details on the use of the portfolio

exception to establish fair value.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 34
(c)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The carrying value and fair value of financial

assets and liabilities not carried at fair

value are disclosed in the table below. For these instruments,

fair values are
calculated for disclosure purposes only, using the valuation techniques used by the Bank. In addition, the Bank

has determined that the carrying value of

certain
financial assets and liabilities approximates

their fair value, which include: cash and

due from banks, interest-bearing deposits

with banks, customers’ liability
under acceptances, amounts receivable from

brokers, dealers, and clients, other assets,

acceptances, amounts payable to brokers,

dealers, and clients, and other
liabilities. Substantially all securities purchased

under reverse repurchase agreements

and obligations related to securities sold under

repurchase agreements are
measured at amortized cost where the carrying

value approximates their fair value.
Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities
$
206,815
$
202,667
$
232,093
$
222,699
Other debt securities
64,800
63,509
75,923
72,511
Total debt securities at amortized cost, net of allowance for credit losses
271,615
266,176
308,016
295,210
Total loans, net of allowance for loan losses
949,549
949,227
895,947
877,763
Total financial assets not carried at fair value $
1,221,164
$
1,215,403
$
1,203,963
$
1,172,973
FINANCIAL LIABILITIES
Deposits $
1,268,680
$
1,266,562
$
1,198,190
$
1,188,585
Securitization liabilities at amortized

cost

12,365
12,123
12,710
12,035
Subordinated notes and debentures

11,473
11,628
9,620
9,389
Total financial liabilities not carried at fair value $
1,292,518
$
1,290,313
$
1,220,520
$
1,210,009
1 This table excludes financial assets and liabilities where the carrying value approximates their fair value.
(d)

FAIR VALUE HIERARCHY
IFRS requires disclosure of a three-level hierarchy

for fair value measurements based upon

the observability of inputs to the valuation of

an asset or liability as of
the measurement date. The three levels are

defined as follows:
Level 1
: Fair value is based on quoted market prices

for identical assets or liabilities that are

traded in an active exchange market

or highly liquid and actively
traded in OTC markets.
Level 2
: Fair value is based on observable inputs other

than Level 1 prices, such as quoted

market prices for similar (but not identical)

assets or liabilities in active
markets, quoted market prices for identical

assets or liabilities in markets that are

not active, and other inputs that are observable

or can be corroborated by
observable market data for substantially the

full term of the assets or liabilities. Level

2 assets and liabilities include debt securities

with quoted prices that are
traded less frequently than exchange-traded

instruments and derivative contracts

whose value is determined using valuation

techniques with inputs that are
observable in the market or can be derived

principally from or corroborated by observable

market data.
Level 3
: Fair value is based on non-observable inputs

that are supported by little or no market

activity and that are significant to the

fair value of the assets or
liabilities. Financial instruments classified

within Level 3 of the fair value hierarchy are

initially recognized at their transaction price,

which is considered the best
estimate of fair value. After initial measurement,

the fair value of Level 3 assets and liabilities

is determined using valuation models, discounted

cash flow
methodologies, or similar techniques.
Fair Value Hierarchy for Assets and Liabilities not carried

at Fair Value
The following table presents the levels within

the fair value hierarchy for each of the

financial assets and liabilities not carried at fair

value as at October 31, 2024
and October 31, 2023, but for which fair

value is disclosed.
Fair Value Hierarchy for Assets and

Liabilities not carried at Fair Value
1
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Level 1 Level 2 Level 3 Total Level 1
Level 2

Level 3 Total
ASSETS
Debt securities at amortized cost, net of allowance for
credit losses
Government and government-related securities $
–
$
202,667
$
–
$
202,667
$
–
$
222,699
$
–
$
222,699
Other debt securities

–
63,509
–
63,509
–
72,510
1
72,511
Total debt securities

at amortized cost, net of allowance
for credit losses
–
266,176
–
266,176
–
295,209
1
295,210
Total loans, net

of allowance for loan losses
–
285,070
664,157
949,227
–
284,280
593,483
877,763
Total assets with

fair value disclosures
$
–
$
551,246
$
664,157
$
1,215,403
$
–
$
579,489
$
593,484
$
1,172,973
LIABILITIES
Deposits $
–
$
1,266,562
$
–
$
1,266,562
$
–
$
1,188,585
$
–
$
1,188,585
Securitization liabilities at amortized cost

–
12,123
–
12,123
–
12,035
–
12,035
Subordinated notes and debentures

–
11,628
–
11,628
–
9,389
–
9,389
Total liabilities with

fair value disclosures
$
–
$
1,290,313
$
–
$
1,290,313
$
–
$
1,210,009
$
–
$
1,210,009
1 This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 35
The following table presents

the levels

within the fair value hierarchy for each

of the assets and liabilities measured

at fair value on a recurring basis as at
October 31, 2024

and October 31, 2023.
Fair Value Hierarchy for Assets and

Liabilities Measured at Fair Value

on a Recurring Basis
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
691
$
9,551
$
–
$
10,242
$
72
$
9,073
$
–
$
9,145
Provinces

–
6,398
–
6,398
–
7,445
–
7,445
U.S. federal, state, municipal governments,

and agencies debt
–
18,861
–
18,861
2
24,325
67
24,394
Other OECD government-guaranteed debt
–
9,722
–
9,722
–
8,811
–
8,811
Mortgage-backed securities
–
1,352
–
1,352
–
1,698
–
1,698
Other debt securities
Canadian issuers

–
6,611
12
6,623
–
6,067
5
6,072
Other issuers
–
15,845
14
15,859
–
14,553
60
14,613
Equity securities
68,682
34
12
68,728
54,186
41
10
54,237
Trading loans

–
23,518
–
23,518
–
17,261
–
17,261
Commodities
13,504
962
–
14,466
7,620
791
–
8,411
Retained interests
–
1
–
1
–
3
–
3

82,877
92,855
38
175,770

61,880
90,068
142
152,090
Non-trading financial assets at fair value through
profit or loss
Securities

391

1,188
1,233
2,812

269

2,596
980
3,845
Loans
–
3,057
–
3,057
–
3,495
–
3,495

391
4,245
1,233
5,869

269
6,091
980
7,340
Derivatives

Interest rate contracts

2

15,440
–
15,442

17

22,893
–
22,910
Foreign exchange contracts

47
51,001
13
51,061
26
57,380
7
57,413
Credit contracts

–
6
–
6
–
54
–
54
Equity contracts

64
6,167
–
6,231
58
4,839
–
4,897
Commodity contracts

548
4,756
17
5,321
306
1,787
15
2,108

661
77,370
30
78,061

407
86,953
22
87,382
Financial assets designated at
fair value through profit or loss
Securities 1

–

6,417
–
6,417

–

5,818
–
5,818

–
6,417
–
6,417

–
5,818
–
5,818
Financial assets at fair value through other
comprehensive income
Government and government-related securities
Canadian government debt
Federal
–
18,139
–
18,139
–
18,210
–
18,210
Provinces

–
21,270
–
21,270
–
19,940
–
19,940
U.S. federal, state, municipal governments,

and agencies debt
–
35,197
–
35,197
–
11,002
–
11,002
Other OECD government-guaranteed debt
–
1,679
–
1,679
–
1,498
–
1,498
Mortgage-backed securities
–
2,137
–
2,137
–
2,277
–
2,277
Other debt securities
Asset-backed securities
–
1,384
–
1,384
–
4,114
–
4,114
Corporate and other debt
–
9,439
7
9,446
–
8,863
27
8,890
Equity securities
1,058
2
3,355
4,415
1,133
3
2,377
3,513
Loans
–
230
–
230
–
421
–
421

1,058
89,477
3,362
93,897

1,133
66,328
2,404
69,865
Securities purchased under reverse
repurchase agreements
–
10,488
–
10,488
–
9,649
–
9,649
FINANCIAL LIABILITIES
Trading deposits
–
29,907
505
30,412
–
29,995
985
30,980
Derivatives

Interest rate contracts

3

13,283

158

13,444

16

21,064

126

21,206
Foreign exchange contracts

30
40,936
12
40,978
19
44,841
13
44,873
Credit contracts

–
403
–
403
–
172
–
172
Equity contracts

–
7,974
24
7,998
7
3,251
21
3,279
Commodity contracts

673
4,845
27
5,545
248
1,846
16
2,110

706
67,441
221

68,368

290
71,174
176

71,640
Securitization liabilities at fair value

–

20,319

–

20,319

–

14,422

–

14,422
Financial liabilities designated
at fair value through profit or loss

–

207,890

24

207,914

–

192,108

22

192,130
Obligations related to securities sold short
1

1,783

37,732

–

39,515

1,329

43,332

–

44,661
Obligations related to securities sold
under repurchase agreements
–
9,736
–
9,736
–
12,641
–
12,641

Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 36
(e)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values as

at the end of each
reporting period. Assets are transferred between

Level 1 and Level 2 depending on whether

there is sufficient frequency and volume in an

active market. There
were no significant transfers between Level

1 and Level 2 during the years ended

October 31, 2024 and October 31, 2023.
Movements of Level 3 instruments
Significant transfers into and out of Level 3 occur

mainly due to the following reasons:
●

Transfers from Level 3 to Level 2 occur when techniques

used for valuing the instrument incorporate

significant observable market inputs

or broker-dealer
quotes which were previously not observable.

●

Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined

using valuation techniques with significant

observable
market inputs, is now determined using

valuation techniques with significant unobservable

inputs.
Due to the unobservable nature of the inputs

used to value Level 3 financial instruments,

there may be uncertainty about the valuation

of these instruments. The
fair value of Level 3 instruments may be drawn

from a range of reasonably possible alternatives.

In determining the appropriate levels for these

unobservable
inputs, parameters are chosen so that they

are consistent with prevailing market evidence

and management judgment.
There were no significant transfers between

Level 2 and Level 3 during the years ended

October 31, 2024 and October 31, 2023.
There were no other significant changes to

the unobservable inputs and sensitivities

for assets and liabilities classified as

Level 3 during the years ended
October 31, 2024 and October 31, 2023.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 37
(f)

RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the years
ended October 31, 2024

and October 31, 2023.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements 1 Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of October 31 instruments
2023 in income 2 in OCI 3,4 Issuances Settlements Level 3 Level 3 2024 still held 5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-related
securities $
67
$
–
$
–
$
–
$
(67)
$
–
$
–
$
–
$
–
Other debt securities
65
1
–
91
(88)
33
(76)
26
–
Equity securities
10
(1)
–
11
(8)
–
–
12
–

142
–
–
102
(163)
33
(76)
38
–
Non-trading financial assets at
fair value through profit or loss
Securities
980
98
–
232
(76)
–
(1)
1,233
80

980
98
–
232
(76)
–
(1)
1,233
80
Financial assets at fair value
through other comprehensive
income
Other debt securities
27
–
(3)
3
(20)
–
–
7
–
Equity securities

2,377
–
(7)
1,171
(205)
19
–
3,355
3

$
2,404
$
–
$
(10)
$
1,174
$
(225)
$
19
$
–
$
3,362
$
3
FINANCIAL LIABILITIES
Trading deposits 6 $
(985)
$
(13)
$
–
$
(122)
$
540
$
–
$
75
$
(505)
$
(6)
Derivatives
7
Interest rate contracts
(126)
(70)
–
–
38
–
–
(158)
(34)
Foreign exchange contracts
(6)
14
–
–
2
(14)
5
1
4
Equity contracts
(21)
(5)
–
–
(2)
3
1
(24)
(6)
Commodity contracts
(1)
(5)
–
–
(4)
–
–
(10)
(9)
(154)
(66)
–
–
34
(11)
6
(191)
(45)
Financial liabilities designated
at fair value through profit or loss
(22)
127
–
(260)
131
–
–
(24)
127
Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements 1 Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of October 31 instruments
2022 in income 2 in OCI 3,4
Issuances Settlements
Level 3 Level 3 2023 still held 5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-related
securities $
–
$
–
$
–
$
33
$
–
$
34
$
–
$
67
$
–
Other debt securities
49
7
–
111
(145)
95
(52)
65
1
Equity securities
–
(2)
–
41
(29)
–
–
10
2

49
5
–
185
(174)
129
(52)
142
3
Non-trading financial assets at
fair value through profit or loss
Securities
845
4
–
187
(56)
–
–
980
(17)

845
4
–
187
(56)
–
–
980
(17)
Financial assets at fair value
through other comprehensive
income
Other debt securities
60
–
(6)
22
(28)
–
(21)
27
–
Equity securities

2,477
–
(565)
2,473
(2,008)
–
–
2,377
(382)

$
2,537
$
–
$
(571)
$
2,495
$
(2,036)
$
–
$
(21)
$
2,404
$
(382)
FINANCIAL LIABILITIES
Trading deposits 6 $
(416)
$
(57)
$
–
$
(539)
$
30
$
(15)
$
12
$
(985)
$
(43)
Derivatives 7
Interest rate contracts
(156)
(47)
–
–
77
–
–
(126)
25
Foreign exchange contracts
4
(2)
–
–
(1)
(8)
1
(6)
2
Equity contracts
(59)
35
–
26
(17)
(1)
(5)
(21)
24
Commodity contracts
27
24
–
–
(52)
–
–
(1)
(1)
(184)
10
–
26
7
(9)
(4)
(154)
50
Financial liabilities designated
at fair value through profit or loss
(44)
(89)
–
(486)
597
–
–
(22)
(89)
1

Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Consolidated Statement of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 7 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7 Consists of derivative assets of $
30

million (October 31, 2023/November 1, 2023 – $
22

million; November 1, 2022 – $
50

million) and derivative liabilities of $
221

million
(October 31, 2023/November 1, 2023 – $
176

million; November 1, 2022 – $
234

million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 38
(g)

VALUATION OF ASSETS AND LIABILITIES CLASSIFIED AS LEVEL 3
Significant unobservable inputs in Level

3 positions
The following section discusses the significant

unobservable inputs for Level 3 positions

and assesses the potential effect that a change

in each unobservable
input may have on the fair value measurement.
Price Equivalent
Certain financial instruments, mainly

debt and equity securities, are valued using price

equivalents when market prices are

not available,

with fair value measured
by comparison with observable pricing data

from instruments with similar characteristics.

For debt securities, the price equivalent is

expressed in ‘points’, and
represents a percentage of the par amount.

For equity securities, the price equivalent

is based on a percentage of a proxy price.

There may be wide ranges
depending on the liquidity of the securities.

New issuances of debt and equity securities

are priced at 100% of the issue price.
Correlation
The movements of inputs are not necessarily

independent from other inputs. Such relationships,

where material to the fair value of a given instrument,

are
captured via correlation inputs into the pricing

models. The Bank includes correlation between

the asset class,

as well as across asset classes. For

example, price
correlation is the relationship between prices

of equity securities in equity basket

derivatives, and quanto correlation is the relationship

between instruments which
settle in one currency and the underlying

securities which are denominated in another

currency.
Implied Volatility
Implied volatility is the value of the volatility

of the underlying instrument which, when

input in an option pricing

model, such as Black-Scholes,

will return a
theoretical value equal to the current

market price of the option. Implied volatility

is a forward-looking and subjective measure,

and differs from historical volatility
because the latter is calculated from known

past returns of a security.
Funding Ratio
The funding ratio is a significant unobservable

input required to value loan commitments

issued by the Bank. The funding ratio represents

an estimate of the
percentage of commitments that are ultimately

funded by the Bank. The funding ratio is

based on a number of factors such as observed

historical funding
percentages within the various lending channels

and the future economic outlook, considering

factors including, but not limited to, competitive

pricing and
fixed/variable mortgage rate gap. An increase/decrease

in the funding ratio will increase/decrease

loan commitment liability values in relationship

to prevailing
interest rates.
Earnings Multiple, Discount Rate, and Liquidity

Discount
Earnings multiple, discount rate, and liquidity

discount are significant inputs used when

valuing certain equity securities. Earnings multiples

are selected based on
comparable entities and a higher multiple

will result in a higher fair value. Discount

rates are applied to cash flow forecasts

to reflect time value of money and the
risks associated with the cash flows.

A higher discount rate will result in a lower

fair value. Liquidity discounts may be applied

as a result of the difference in
liquidity between the comparable entity and

the equity securities being valued.
Inflation Rate Swap Curve
Inflation rate swap contracts valuation reflects

spread between interest rate curves and

the inflation rates. The inflation rates are

not observable and are
determined using proxy inputs such as inflation

indices (e.g., Consumer Price Index).
Net Asset Value
The fair value of certain private funds is based

on the net asset value determined by the

fund managers based on valuation methodologies,

as there are no
observable prices for these instruments.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 39
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
The following table presents

the Bank’s assets and liabilities recognized

at fair value and classified as Level 3, together

with the valuation techniques used to
measure fair value, the significant inputs

used in the valuation technique that are considered

unobservable,

and a range of values for those unobservable

inputs.
The range of values represents

the highest and lowest inputs

used in calculating the fair value.
Valuation Techniques and Inputs

Used in the Fair Value Measurement of Level 3 Assets and Liabilit

ies

As at

October 31, 2024 October 31, 2023
Significant
Valuation unobservable Lower Upper Lower Upper
technique inputs (Level 3) range range range range Unit
Government and government-

related securities
Market comparable Bond price equivalent n/a 1 n/a
99
100
points
Other debt securities Market comparable Bond price equivalent
–
102
–
103
points
Equity securities 2 Market comparable New issue price
100
100
100
100
%
Non-trading financial assets
at fair value through profit or loss Market comparable New issue price
100
100
100
100
%
Discounted cash flow Discount rates
9
9
9
9
%
EBITDA multiple Earnings multiple
–
20.0
–
20.0
times
Price-based Net Asset Value 3 n/a n/a n/a n/a
Derivatives

Interest rate contracts

Discounted cash flow Inflation rate swap curve
2
2
1
2
%
Option model Funding ratio
75
75
75
75
%
Swaption Model Currency-specific volatility
56
319
n/a n/a %
Foreign exchange contracts

Option model Currency-specific volatility
5
26
5
14
%
Equity contracts

Option model Price correlation
16
67
55
86
%

Quanto correlation n/a n/a
–
68
%

Dividend yield
2
7
–
7
%

Equity volatility
13
27
14
41
%
Commodity contracts

Option model Quanto correlation
(67)
(47)
(67)
(47)
%
Trading deposits Option model Quanto correlation n/a n/a
–
68
%

Dividend yield n/a n/a
–
4
%

Equity volatility n/a n/a
14
20
%
Swaption model Currency-specific volatility
53
319
50
503
%
Financial liabilities designated
at fair value through profit or loss Option model Funding ratio
2
70
4
70
%
1

Not applicable.
2

Equity securities exclude the fair value of Federal Reserve stock and FHLB stock of $
3.2

billion (October 31, 2023 – $
2.2

billion) which are redeemable by the issuer at cost which
approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
3

Net asset value information for private funds has not been disclosed due to the wide range in prices for these instruments.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 40
The following table summarizes the potential

effect of using reasonably possible alternative

assumptions for financial assets and

financial liabilities held, that are
classified in Level 3 of the fair value hierarchy

as at October 31, 2024 and October 31, 2023.

For trading securities, non-trading securities

at FVTPL and equity
securities at FVOCI, the sensitivity was

calculated based on an upward and downward

shock of the fair value reported. For trading deposits,

the sensitivity was
calculated by varying unobservable inputs

which may include volatility, credit spreads, and correlation. For interest rate derivatives, the Bank performed

a
sensitivity analysis on the mortgage spreads

and unobservable inflation curve. For equity

derivatives, the sensitivity was calculated

by using reasonably possible
alternative

assumptions by shocking correlation,

or the price and volatility of the underlying

equity instrument. For financial liabilities

designated at FVTPL, the
sensitivity was calculated based on an upward

and downward shock of the funding ratio.
Sensitivity Analysis of Level 3 Financial

Assets and Liabilities
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Impact to net assets Impact to net assets
Decrease in Increase in Decrease in Increase in
fair value fair value fair value fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Securities $
3
$
1
$
10
$
2
Non-trading financial assets at fair

value through profit or loss
Securities
155
39
133
49
Financial assets at fair value through other

comprehensive income
Equity securities
30
12
25
13
FINANCIAL LIABILITIES
Trading deposits
–
–
–
–
Derivatives
Interest rate contracts
28
17
25
16
Equity contracts
1
–
2
1
29
17
27
17
Financial liabilities designated at fair value

through profit or loss
2
4
5
5
Total $
219
$
73
$
200
$
86
For the years ended October 31, 2024

and 2023, the aggregate difference yet

to be recognized in net income due to the difference

between the transaction price
and the amount determined using valuation

techniques with significant non-observable inputs

at initial recognition were immaterial.
(h)

FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE
Securities Designated at Fair Value through Profit

or Loss
Certain securities supporting insurance

contract liabilities within the Bank’s insurance

underwriting subsidiaries have been designated

at FVTPL to eliminate or
significantly reduce an accounting mismatch.

Insurance contract liabilities are measured

using a discount factor and changes in the discount

factor are recognized
on the Consolidated Statement of Income.

The unrealized gains or losses on securities

designated at FVTPL are recognized on

the Consolidated Statement of
Income in the same period as gains or losses

resulting from changes to the discount rate

used to value the insurance contract liabilities.
In addition, certain debt securities have been designated

at FVTPL as they are economically hedged

with derivatives and the designation eliminates

or
significantly reduces an accounting mismatch.
Financial Liabilities Designated at Fair Value through

Profit or Loss
Certain deposits have been designated at FVTPL

to reduce an accounting mismatch from

related economic hedges, and are included

in Financial liabilities
designated at FVTPL on the Consolidated

Balance Sheet. In addition, certain obligations

related to securities sold under repurchase

agreements have been
designated at FVTPL as the instruments

are part of a portfolio that is managed on a

fair value basis and have been included in Obligations

related to securities
sold under repurchase agreements on the Consolidated

Balance Sheet. The fair value of obligations

related to securities sold under repurchase

agreements
designated at FVTPL was $
9,736

million as at October 31, 2024 (October

31, 2023 – $
7,974

million).
For financial liabilities designated at FVTPL,

the estimated amount that the Bank

would be contractually required to pay at

maturity, which is based on notional
amounts, was $
2,744

million less than its fair value as at October

31, 2024 (October 31, 2023 – $
2,897

million).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 41
NOTE 6: OFFSETTING FINANCIAL ASSETS

AND FINANCIAL LIABILITIES
The Bank enters into netting agreements

with counterparties (such as clearing houses)

to manage the credit risks associated primarily

with repurchase and
reverse repurchase transactions, securities

borrowing and lending transactions, and

OTC and exchange-traded derivatives.

These netting agreements and similar
arrangements generally allow the counterparties

to set-off liabilities against available assets received.

The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by

applying against that amount an amount receivable

from the other party. These agreements effectively reduce the
Bank’s credit exposure by what it would have

been if those same counterparties were liable

for the gross exposure on the same underlying

contracts.
Netting arrangements are typically constituted

by a master netting agreement which

specifies the general terms of the agreement

between the counterparties,
including information on the basis of the netting

calculation, types of collateral, and the definition

of default and other termination events

for transactions executed
under the agreement. The master netting

agreements contain the terms and conditions

by which all (or as many as possible) relevant

transactions between the
counterparties are governed. Multiple individual

transactions are subsumed under this general

master netting agreement, forming a single legal

contract under
which the counterparties conduct their relevant

mutual business. In addition to the mitigation

of credit risk, placing individual transactions

under a single master
netting agreement that provides for netting of

transactions in scope also helps to mitigate

settlement risks associated with transacting

in multiple jurisdictions or
across multiple contracts. These arrangements

include clearing agreements, global

master repurchase agreements, and global

master securities lending
agreements.
In the normal course of business, the Bank

enters into contracts to buy and sell goods

and services from various suppliers. Some

of these contracts may have
netting provisions that allow for the offset of various

trade payables and receivables in the event

of default of one of the parties. While these

are not disclosed in
the following table, the gross amount of all payables

and receivables to and from the Bank’s vendors

is disclosed in Note 16 in accounts receivable

and other
items, and in Note 18 in accounts payable,

accrued expenses, and other items.
The Bank also enters into regular way purchases

and sales of stocks and bonds. Some of

these transactions may have netting provisions

that allow for the
offset of broker payables and broker receivables

related to these purchases and sales.

While these are not disclosed in the following

table, the amount of
receivables are presented in amounts receivable

from brokers, dealers, and clients, and payables

are disclosed in amounts payable to brokers,

dealers, and
clients.
The following table provides a summary

of the financial assets and liabilities which

are subject to enforceable master netting

agreements and similar
arrangements, including amounts not otherwise

set-off on the Consolidated Balance Sheet, as

well as financial collateral received to mitigate

credit exposures for
these financial assets and liabilities. The gross

financial assets and liabilities are reconciled

to net amounts and are presented within the

associated line on the
Consolidated Balance Sheet, after transactions

with the same counterparties have been offset. Related

amounts and collateral received that are not

offset on the
Consolidated Balance Sheet, but are otherwise

subject to the same enforceable netting agreements

and similar arrangements, are then presented

to arrive at a
net amount.
Offsetting Financial Assets and Financial Liabilities
(millions of Canadian dollars) As at
October 31, 2024
Amounts subject to an enforceable
master netting agreement or similar
arrangement that are not offset in
the Consolidated Balance Sheet 1,2
Gross amounts Gross amounts
of recognized of recognized Net amount
financial financial of financial Amounts
instruments instruments instruments subject to an
before offset in the presented in the enforceable
balance sheet Consolidated Consolidated master netting

netting Balance Sheet Balance Sheet agreement Collateral Net Amount
Financial Assets
Derivatives $
79,949
$
1,888
$
78,061
$
42,849
$
14,214
$
20,998
Securities purchased under
reverse repurchase agreements
225,475
17,258
208,217
20,904
184,116
3,197
Total
305,424
19,146
286,278
63,753
198,330
24,195
Financial Liabilities
Derivatives
70,256
1,888
68,368
42,849
19,903
5,616
Obligations related to securities sold
under repurchase agreements
219,158
17,258
201,900
20,904
179,318
1,678
Total $
289,414
$
19,146
$
270,268
$
63,753
$
199,221
$
7,294
October 31, 2023
Financial Assets
Derivatives $
93,867
$
6,485
$
87,382
$
47,300
$
13,526
$
26,556
Securities purchased under
reverse repurchase agreements
232,211
27,878
204,333
12,291
188,510
3,532
Total
326,078
34,363
291,715
59,591
202,036
30,088
Financial Liabilities
Derivatives
78,125
6,485
71,640
47,300
14,279
10,061
Obligations related to securities sold
under repurchase agreements
194,732
27,878
166,854
12,291
153,090
1,473
Total $
272,857
$
34,363
$
238,494
$
59,591
$
167,369
$
11,534
1

Excess collateral as a result of overcollateralization has not been reflected in the table.

Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 42
NOTE 7: SECURITIES
Securities are held by the Bank for both trading

and non-trading activities. Trading securities are included

in Trading loans, securities, and other on the
Consolidated Balance Sheet. Non-trading

securities are included in Non-trading financial

assets at FVTPL, Financial assets designated

at FVTPL, Financial assets
at FVOCI, or Debt securities at amortized

cost, net of allowance for credit losses on

the Consolidated Balance Sheet.
(a)

REMAINING TERMS TO MATURITIES OF SECURITIES
The remaining terms to contractual maturities

of the securities held by the Bank are

shown on the following table.
Securities Maturity Schedule
(millions of Canadian dollars) As at
October 31 October 31

2024 2023
Remaining terms to maturities 1
Over 1 Over 3 Over 5 With no
Within year to years to years to Over 10

specific
1 year 3 years 5 years 10 years years maturity Total Total
Trading securities
Government and government-related securities
Canadian government debt
Federal $
4,765
$
1,228
$
1,876
$
1,238
$
1,135
$
–
$
10,242
$
9,145
Provinces

872
1,023
669
1,558
2,276
–
6,398
7,445
U.S. federal, state, municipal governments, and

agencies debt

4,308
2,215
1,580
2,686
8,072
–
18,861
24,394
Other OECD government-guaranteed debt
7,790
861
354
497
220
–
9,722
8,811
Mortgage-backed securities
Residential
459
480
97
4
–
–
1,040
1,484
Commercial
110
49
74
79
–
–
312
214
18,304
5,856
4,650
6,062
11,703
–
46,575
51,493
Other debt securities
Canadian issuers

900
2,722
1,037
1,194
770
–
6,623
6,072
Other issuers
3,547
7,409
2,788
1,428
686
1
15,859
14,613
4,447
10,131
3,825
2,622
1,456
1
22,482
20,685
Equity securities
Common shares
–
–
–
–
–
68,670
68,670
54,204
Preferred shares
–
–
–
–
–
58
58
33
–
–
–
–
–
68,728
68,728
54,237
Retained interests
–
–
1
–
–
–
1
3
Total trading securities $
22,751
$
15,987
$
8,476
$
8,684
$
13,159
$
68,729
$
137,786
$
126,418
Non-trading financial assets at fair value through

profit or loss
Government and government-related securities
U.S. federal, state, municipal governments, and

agencies debt

$
–
$
–
$
–
$
–
$
271
$
–
$
271
$
288
–
–
–
–
271
–
271
288
Other debt securities
Canadian issuers

20
82
161
31
–
618
912
750
Asset-backed securities
2
13
373
11
15
–
414
1,885
Other issuers
–
–
–
–
–
50
50
48
22
95
534
42
15
668
1,376
2,683
Equity securities
Common shares
–
–
–
–
–
1,105
1,105
816
Preferred shares
–
–
–
–
–
60
60
58
–
–
–
–
–
1,165
1,165
874
Total non-trading financial

assets at fair value

through profit or loss $
22
$
95
$
534
$
42
$
286
$
1,833
$
2,812
$
3,845
Financial assets designated at fair value through profit

or loss
Government and government-related securities
Canadian government debt
Federal $
251
$
30
$
10
$
–
$
3
$
–
$
294
$
484
Provinces

511
424
247
1,202
47
12
2,443
1,817
U.S. federal, state, municipal governments, and

agencies debt

–
9
–
–
–
–
9
8
Other OECD government-guaranteed debt
188
104
18
–
–
–
310
411
950
567
275
1,202
50
12
3,056
2,720
Other debt securities
Canadian issuers

988
882
395
58
66
6
2,395
2,577
Other issuers
71
817
73
5
–
–
966
521
1,059
1,699
468
63
66
6
3,361
3,098
Total financial assets designated

at fair value

through profit or loss $
2,009
$
2,266
$
743
$
1,265
$
116
$
18
$
6,417
$
5,818
1

Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 43
Securities Maturity Schedule (Continued)
(millions of Canadian dollars) As at
October 31 October 31

2024 2023
Remaining terms to maturities 1
Over 1 Over 3 Over 5 With no
Within year to years to years to Over 10

specific
1 year 3 years 5 years 10 years years maturity Total Total
Securities at fair value through other comprehensive

income
Government and government-related securities
Canadian government debt
Federal $
4,587
$
1,070
$
3,447
$
8,651
$
384
$
–
$
18,139
$
18,210
Provinces
2,807
2,376
6,346
9,609
132
–
21,270
19,940
U.S. federal, state, municipal governments, and

agencies debt

19,837
3,333
1,780
8,179
2,068
–
35,197
11,002
Other OECD government-guaranteed debt
863
521
173
122
–
–
1,679
1,498
Mortgage-backed securities
5
1,539
593
–
–
–
2,137
2,277
28,099
8,839
12,339
26,561
2,584
–
78,422
52,927
Other debt securities
Asset-backed securities
–
–
38
94
1,252
–
1,384
4,114
Corporate and other debt
1,391
2,600
1,679
2,097
1,679
–
9,446
8,890
1,391
2,600
1,717
2,191
2,931
–
10,830
13,004
Equity securities
Common shares
–
–
–
–
–
3,914
3,914
3,170
Preferred shares
–
–
–
–
–
501
501
343
–
–
–
–
–
4,415
4,415
3,513
Total securities at fair value

through other

comprehensive income $
29,490
$
11,439
$
14,056
$
28,752
$
5,515
$
4,415
$
93,667
$
69,444
Debt securities at amortized cost, net of allowance for

credit losses
Government and government-related securities
Canadian government debt
Federal

$
1,858
$
12,431
$
5,222
$
2,095
$
1,385
$
–
$
22,991
$
25,344
Provinces
1,587
2,496
5,192
9,339
–
–
18,614
17,474
U.S. federal, state, municipal governments, and

agencies debt

3,565
19,028
28,157
28,363
44,986
–
124,099
146,217
Other OECD government-guaranteed debt
11,134
18,391
7,133
2,736
–
–
39,394
41,269
18,144
52,346
45,704
42,533
46,371
–
205,098
230,304
Other debt securities
Asset-backed securities
49
6,653
3,821
6,734
12,451
–
29,708
39,888
Non-agency collateralized mortgage obligation
portfolio
–
–
–
209
15,153
–
15,362
16,791
Canadian issuers
309
2,899
392
1,122
–
–
4,722
4,552
Other issuers
2,547
6,099
6,044
2,035
–
–
16,725
16,481
2,905
15,651
10,257
10,100
27,604
–
66,517
77,712
Total debt securities at amortized

cost, net of

allowance for credit losses
21,049
67,997
55,961
52,633
73,975
–
271,615
308,016
Total securities $
75,321
$
97,784
$
79,770
$
91,376
$
93,051
$
74,995
$
512,297
$
513,541
1

Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 44
(b)

UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at October 31, 2024

and October 31, 2023.
Unrealized Securities Gains (Losses) for

Securities at Fair Value Through Other Comprehensive

Income
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
18,281
$
17
$
(159)
$
18,139
$
18,335
$
45
$
(170)
$
18,210
Provinces
21,263
77
(70)
21,270
19,953
105
(118)
19,940
U.S. federal, state, municipal governments, and

agencies debt

35,371
22
(196)
35,197
11,260
17
(275)
11,002
Other OECD government-guaranteed debt
1,687
1
(9)
1,679
1,521
1
(24)
1,498
Mortgage-backed securities
2,125
17
(5)
2,137
2,313
–
(36)
2,277
78,727
134
(439)
78,422
53,382
168
(623)
52,927
Other debt securities

Asset-backed securities
1,397
1
(14)
1,384
4,146
–
(32)
4,114
Corporate and other debt
9,419
77
(50)
9,446
8,946
43
(99)
8,890
10,816
78
(64)
10,830
13,092
43
(131)
13,004
Total debt securities
89,543
212
(503)
89,252
66,474
211
(754)
65,931
Equity securities

Common shares
3,810
176
(72)
3,914
3,191
95
(116)
3,170
Preferred shares
632
29
(160)
501
566
1
(224)
343
4,442
205
(232)
4,415
3,757
96
(340)
3,513
Total securities at fair value through other

comprehensive income $
93,985
$
417
$
(735)
$
93,667
$
70,231
$
307
$
(1,094)
$
69,444
1

Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(c)

EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
October 31, 2024 and October 31, 2023, and

dividend income recognized on these securities

for the years ended October 31, 2024 and

October 31, 2023.
Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the years ended
October 31, 2024 October 31, 2023 October 31, 2024 October 31, 2023
Fair value Dividend income recognized
Common shares $
3,914
$
3,170
$
153
$
476

Preferred shares
501
343
155
136
Total $
4,415
$
3,513
$
308
$
612
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of FHLB stocks in accordance

with FHLB member
stockholding requirements, as follows:
Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the years ended
October 31 October 31

2024 2023
Equity Securities 1
Fair value $
643
$
230
Cumulative realized gain/(loss)
121
(18)
FHLB Stock
Fair value
187
1,575

Cumulative realized gain/(loss)
–
–
1

Includes disposal of the Bank’s holdings in First Horizon Corporation (“First Horizon”) common shares in the third quarter of fiscal 2024.
(d)

DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the year.
The following table summarizes the net realized

gains and
losses on securities disposed of during

the years ended October 31, 2024 and October

31, 2023, which are included in Other income

(loss) on the Consolidated
Statement of Income.
Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the years ended
October 31 October 31

2024 2023
Debt securities at amortized cost
1
$
(381)
$
(57)
Debt securities at fair value through other

comprehensive income

23

9
Total $
(358)
$
(48)
1

Includes $
311

million (US$
226

million) (October 31, 2023 –
nil
) of pre-tax losses on debt securities at amortized cost related to the balance sheet restructuring initiative undertaken in the
U.S. Retail segment. Refer to Note 26 for additional information regarding the asset limitation on TD’s two

U.S. bank subsidiaries. As of December 4, 2024, the Bank has sold additional debt securities during the first quarter of fiscal 2025, resulting in approximately an additional $
330

million (US$
236

million) of pre-tax losses on debt securities at amortized cost.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 45
(e)

CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a BRR and FRR, as detailed in the

shaded area of the “Managing Risk”
section of the 2024

MD&A. This system is used to assess all

non-retail exposures, including debt securities.
The following table provides the gross carrying

amounts of debt securities measured

at amortized cost and debt securities at

FVOCI by internal risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 8 for details regarding

the allowance and provision for credit losses

on debt securities.
Debt Securities by Risk Rating

(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities
1
Investment grade
$
360,272
$
–
$ n/a $
360,272
$
373,317
$
–
$ n/a $
373,317
Non-investment grade
439
91
n/a
530
519
–
n/a
519
Watch and classified
n/a
68
n/a
68
n/a
113
n/a
113
Default
n/a n/a
–
–
n/a n/a
–
–
Total debt securities
360,711
159
–
360,870
373,836
113
–
373,949
Allowance for credit losses on debt
securities at amortized cost
3
–
–
3
2
–
–
2
Total debt securities, net of allowance
$
360,708
$
159
$
–
$
360,867
$
373,834
$
113
$
–
$
373,947
1
Includes debt securities backed by government-guaranteed loans of $
113

million (October 31, 2023 – $
104

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
As at October 31, 2024, total debt securities,

net of allowance, in the table above, include

debt securities measured at amortized cost,

net of allowance, of
$
271,615

million (October 31, 2023 – $
308,016

million), and debt securities measured at

FVOCI of $
89,252

million (October 31, 2023 – $
65,931

million).
The difference between probability-weighted ECLs

and base ECLs on debt securities at FVOCI

and at amortized cost as at both October 31, 2024

and
October 31, 2023, was insignificant. Refer to

Note 3 for further details.
NOTE 8: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)

LOANS AND ACCEPTANCES
The following table provides details regarding

the Bank’s loans and acceptances as at October

31, 2024

and October 31, 2023.
Loans and Acceptances
(millions of Canadian dollars) As at October 31
2024 2023
Residential mortgages $
331,649
$
320,341
Consumer instalment and other personal
228,382
217,554
Credit card
40,639
38,660
Business and government
356,973
326,528

957,643
903,083
Customers’ liability under acceptances
–
17,569
Loans at FVOCI (Note 5)
230
421
Total loans

and acceptances
957,873
921,073
Total allowance for loan losses
8,094
7,136
Total loans and acceptances, net of allowance $
949,779
$
913,937
Business and government loans (including

loans at FVOCI) and customers’ liability

under acceptances are grouped together

as reflected below for presentation in
the “Loans and Acceptances by Risk Rating”

table.
Loans and Acceptances – Business and

Government
(millions of Canadian dollars) As at October 31
2024 2023
Loans at amortized cost $
356,973
$
326,528
Customers’ liability under acceptances
–
17,569
Loans at FVOCI (Note 5)
230
421
Loans and acceptances
357,203
344,518
Allowance for loan losses
3,583
2,990
Loans and acceptances, net of allowance
$
353,620
$
341,528
(b)

CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the PD of the borrower

using proprietary industry and sector

specific risk models and expert
judgment. Refer to the shaded areas of the “Managing

Risk”

section of the 2024 MD&A for further details,

including the mapping of PD ranges

to risk levels for
retail exposures as well as the Bank’s 21-point

BRR scale to risk levels and external

ratings for non-retail exposures.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 46
The following tables provide the gross carrying

amounts of loans, acceptances, and credit

risk exposures on loan commitments and

financial guarantee contracts
by internal risk rating for credit risk management

purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.
Loans and Acceptances by Risk Rating

(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages
1,2,3
Low Risk $
238,101
$
655
$ n/a $
238,756
$
225,596
$
46
$ n/a $
225,642
Normal Risk
65,318
13,620
n/a
78,938
70,423
11,324
n/a
81,747
Medium Risk
370
9,614
n/a
9,984
110
9,581
n/a
9,691
High Risk
5
3,201
347
3,553
10
2,573
325
2,908
Default n/a n/a
418
418
n/a n/a
353
353
Total loans
303,794
27,090
765
331,649
296,139
23,524
678
320,341
Allowance for loan losses
116
189
60
365
154
192
57
403
Loans, net of allowance
303,678
26,901
705
331,284
295,985
23,332
621
319,938
Consumer instalment and other personal
4

Low Risk
101,171
2,624
n/a
103,795
100,102
2,278
n/a
102,380
Normal Risk
66,105
12,054
n/a
78,159
60,613
13,410
n/a
74,023
Medium Risk
27,188
6,352
n/a
33,540
24,705
5,816
n/a
30,521
High Risk
4,017
7,881
412
12,310
4,122
5,700
323
10,145
Default n/a n/a
578
578
n/a n/a
485
485
Total loans
198,481
28,911
990
228,382
189,542
27,204
808
217,554
Allowance for loan losses
667
1,120
262
2,049
653
959
197
1,809
Loans, net of allowance
197,814
27,791
728
226,333
188,889
26,245
611
215,745
Credit card

Low Risk
6,902
16
n/a
6,918
6,499
12
n/a
6,511
Normal Risk
11,714
188
n/a
11,902
11,171
134
n/a
11,305
Medium Risk
12,908
1,122
n/a
14,030
12,311
1,163
n/a
13,474
High Risk
2,832
4,382
437
7,651
2,567
4,289
401
7,257
Default n/a n/a
138
138
n/a n/a
113
113
Total loans
34,356
5,708
575
40,639
32,548
5,598
514
38,660
Allowance for loan losses
704
1,015
378
2,097
709
913
312
1,934
Loans, net of allowance
33,652
4,693
197
38,542
31,839
4,685
202
36,726
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
158,425
102
n/a
158,527
159,477
101
n/a
159,578
Non-investment grade or Medium Risk
166,892
11,851
n/a
178,743
161,651
10,278
n/a
171,929
Watch and classified or High Risk
704
16,610
89
17,403
604
11,017
75
11,696
Default n/a n/a
2,530
2,530
n/a n/a
1,315
1,315
Total loans and acceptances
326,021
28,563
2,619
357,203
321,732
21,396
1,390
344,518
Allowance for loan losses
983
1,758
842
3,583
1,157
1,371
462
2,990
Loans and acceptances, net of allowance
325,038
26,805
1,777
353,620
320,575
20,025
928
341,528
Total loans and acceptances
6
862,652
90,272
4,949
957,873
839,961
77,722
3,390
921,073
Total allowance for loan losses 6
2,470
4,082
1,542
8,094
2,673
3,435
1,028
7,136
Total loans and acceptances,
net of allowance 6 $
860,182
$
86,190
$
3,407
$
949,779
$
837,288
$
74,287
$
2,362
$
913,937
1 Includes impaired loans with a balance of $
259

million (October 31, 2023 – $
271

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2 Excludes trading loans and non-trading loans at FVTPL with a fair value of $
24

billion (October 31, 2023 – $
17

billion) and $
3

billion (October 31, 2023 – $
3

billion), respectively.
3 Includes insured mortgages of $
71

billion (October 31, 2023 – $
74

billion).
4 Includes Canadian government-insured real estate personal loans of $
6

billion (October 31, 2023 – $
7

billion).
5 Includes loans guaranteed by government agencies of $
24

billion (October 31, 2023 – $
26

billion), which are primarily reported in non-investment grade or a lower risk rating based on the borrowers’ credit risk.
6

Stage 3 includes ACI loans of
nil

(October 31, 2023 – $
91

million) and a related allowance for loan losses of
nil

(October 31, 2023 – $
6

million), which have been included in the “Default”
risk rating category as they were impaired at acquisition.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 47
Loans and Acceptances by Risk Rating (Continued)

– Off-Balance Sheet Credit Instruments
1
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures 2

Low Risk $
268,234
$
1,365
$ n/a $
269,599
$
254,231
$
1,093
$ n/a $
255,324
Normal Risk
93,576
1,332
n/a
94,908
91,474
1,112
n/a
92,586
Medium Risk
18,562
1,247
n/a
19,809
19,774
1,079
n/a
20,853
High Risk
1,126
1,181
–
2,307
1,209
1,198
–
2,407
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
287,830
–
n/a
287,830
264,029
–
n/a
264,029
Non-investment grade
99,866
6,968
n/a
106,834
98,068
4,396
n/a
102,464
Watch and classified
328
5,418
–
5,746
218
4,158
–
4,376
Default n/a n/a
252
252
n/a n/a
107
107
Total off-balance sheet credit

instruments
769,522
17,511
252
787,285
729,003
13,036
107
742,146
Allowance for off-balance sheet credit
instruments
439
593
11
1,043
476
565
8
1,049
Total off-balance sheet credit
instruments, net of allowance $
769,083
$
16,918
$
241
$
786,242
$
728,527
$
12,471
$
99
$
741,097
1 Exclude mortgage commitments.
2

Includes
$
384

billion (October 31, 2023 – $
369

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
66

billion (October 31, 2023 – $
62

billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c)

IMPAIRED LOANS
The following table presents information related

to the Bank’s impaired loans as at October 31, 2024

and October 31, 2023.
Impaired Loans 1
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Related Average Related Average
Unpaid allowance gross Unpaid allowance gross
principal Carrying for credit impaired principal Carrying for credit impaired balance 2 value losses loans balance 2 value losses loans

Residential mortgages $
827
$
765
$
60
$
685
$
665
$
618
$
57
$
618
Consumer instalment and
other personal
1,045
990
262
894
849
795
197
735
Credit card
575
575
378
544
514
514
312
425
Business and government

2,812
2,619
842
1,875
1,473
1,372
456
1,034
Total $
5,259
$
4,949
$
1,542
$
3,998
$
3,501
$
3,299
$
1,022
$
2,812
1 Balances exclude ACI loans.
2 Represents contractual amount of principal owed.
(d)

ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the years ended October 31, 2024

and October 31, 2023, including
allowance for off-balance sheet instruments in the

applicable categories.
Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of year losses recoveries adjustments year of year losses recoveries adjustments year

For the years ended
October 31, 2024 October 31, 2023
Residential mortgages $
403
$
(34)
$
(7)
$
3
$
365
$
323
$
85
$
(7)
$
2
$
403
Consumer instalment and other
personal
1,895
1,407
(1,173)
4
2,133
1,704
988
(806)
9
1,895
Credit card
2,577
1,676
(1,561)
7
2,699
2,352
1,327
(1,137)
35
2,577
Business and government
3,310
1,204
(536)
(38)
3,940
2,984
533
(261)
54
3,310
Total allowance for loan losses,
including off-balance sheet
instruments
8,185
4,253
(3,277)
(24)
9,137
7,363
2,933
(2,211)
100
8,185
Debt securities at amortized cost
2
1
–
–
3
1
–
–
1
2
Debt securities at FVOCI
2
(1)
–
–
1
2
–
–
–
2
Total allowance for credit
losses on debt securities
4
–
–
–
4
3
–
–
1
4
Total allowance for credit losses $
8,189
$
4,253
$
(3,277)
$
(24)
$
9,141
$
7,366
$
2,933
$
(2,211)
$
101
$
8,189
Comprising:
Allowance for credit losses on
loans at amortized cost $
7,136

$
8,094
$
6,432

$
7,136
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
7,136
8,094
6,432
7,136
Allowance for off-balance sheet
instruments
1,049
1,043
931
1,049

Allowance for credit losses on

debt securities
4
4

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 48
(e)

ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage

as at and for the years ended October 31,

2024

and October 31, 2023.
Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the years ended
October 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Residential Mortgages
Balance at beginning of period $
154
$
192
$
57
$
403
$
127
$
140
$
56
$
323
Provision for credit losses
Transfer to Stage 1 2
137
(133)
(4)
–
123
(120)
(3)
–
Transfer to Stage 2
(30)
52
(22)
–
(30)
47
(17)
–
Transfer to Stage 3
–
(32)
32
–
(2)
(23)
25
–
Net remeasurement due to transfers into stage 3
(30)
22
–
(8)
(23)
18
–
(5)
New originations or purchases 4
32
n/a n/a
32
49
n/a n/a
49
Net repayments 5
(4)
–
–
(4)
(4)
(3)
–
(7)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(7)
(27)
(35)
(69)
(9)
(23)
(14)
(46)
Changes to risk, parameters, and models 7
(135)
114
36
15
(78)
156
16
94
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(8)
(8)
–
–
(10)
(10)
Recoveries
–
–
1
1
–
–
3
3
Foreign exchange and other adjustments
(1)
1
3
3
1
–
1
2
Balance at end of period $
116
$
189
$
60
$
365
$
154
$
192
$
57
$
403
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
688
$
1,010
$
197
$
1,895
$
654
$
896
$
154
$
1,704
Provision for credit losses
Transfer to Stage 1 2
607
(603)
(4)
–
594
(589)
(5)
–
Transfer to Stage 2
(246)
329
(83)
–
(207)
276
(69)
–
Transfer to Stage 3
(11)
(254)
265
–
(9)
(197)
206
–
Net remeasurement due to transfers into stage 3
(267)
300
9
42
(208)
223
9
24
New originations or purchases 4
359
n/a n/a
359
415
n/a n/a
415
Net repayments 5
(76)
(95)
(16)
(187)
(63)
(81)
(12)
(156)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(74)
(104)
(50)
(228)
(76)
(97)
(51)
(224)
Changes to risk, parameters, and models 7
(286)
590
1,117
1,421
(416)
575
770
929
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,496)
(1,496)
–
–
(1,104)
(1,104)
Recoveries
–
–
323
323
–
–
298
298
Foreign exchange and other adjustments
2
2
–
4
4
4
1
9
Balance, including off-balance sheet instruments,
at end of period
696
1,175
262
2,133
688
1,010
197
1,895
Less: Allowance for off-balance sheet instruments 8
29
55
–
84
35
51
–
86
Balance at end of period $
667
$
1,120
$
262
$
2,049
$
653
$
959
$
197
$
1,809
Credit Card
9
Balance, including off-balance sheet instruments,
at beginning of period $
988
$
1,277
$
312
$
2,577
$
954
$
1,191
$
207
$
2,352
Provision for credit losses
Transfer to Stage 1 2
1,087
(1,051)
(36)
–
1,134
(1,108)
(26)
–
Transfer to Stage 2
(323)
404
(81)
–
(317)
375
(58)
–
Transfer to Stage 3
(21)
(881)
902
–
(19)
(715)
734
–
Net remeasurement due to transfers into stage 3
(476)
477
25
26
(513)
476
21
(16)
New originations or purchases 4
153
n/a n/a
153
194
n/a n/a
194
Net repayments 5
25
11
65
101
74
7
57
138
Derecognition of financial assets (excluding
disposals and write-offs) 6
(55)
(71)
(367)
(493)
(43)
(75)
(264)
(382)
Changes to risk, parameters, and models 7
(432)
1,204
1,117
1,889
(489)
1,111
771
1,393
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,880)
(1,880)
–
–
(1,425)
(1,425)
Recoveries
–
–
319
319
–
–
288
288
Foreign exchange and other adjustments
1
4
2
7
13
15
7
35
Balance, including off-balance sheet instruments,
at end of period
947
1,374
378
2,699
988
1,277
312
2,577
Less: Allowance for off-balance sheet instruments 8
243
359
–
602
279
364
–
643
Balance at end of period $
704
$
1,015
$
378
$
2,097
$
709
$
913
$
312
$
1,934
1
Includes allowance for loan losses related to ACI loans.
2

Transfers represent stage transfer movements prior to ECL remeasurement.

3

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3, holding all other factors impacting the change in ECLs constant.

4

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

6

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7

Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking

Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 for further details.

8

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
9

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 49
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the years ended
October 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Business and Government
2
Balance, including off-balance sheet instruments,
at beginning of period $
1,319
$
1,521
$
470
$
3,310
$
1,220
$
1,417
$
347
$
2,984
Provision for credit losses
Transfer to Stage 1 3
266
(265)
(1)
–
346
(344)
(2)
–
Transfer to Stage 2
(568)
584
(16)
–
(570)
583
(13)
–
Transfer to Stage 3
(19)
(350)
369
–
(11)
(208)
219
–
Net remeasurement due to transfers into stage 3
(86)
158
13
85
(102)
115
2
15
New originations or purchases 3
1,165
n/a n/a
1,165
1,258
n/a n/a
1,258
Net repayments 3
20
(60)
(77)
(117)
41
(76)
(100)
(135)
Derecognition of financial assets (excluding
disposals and write-offs) 3
(683)
(611)
(297)
(1,591)
(715)
(587)
(398)
(1,700)
Changes to risk, parameters, and models 3
(271)
917
1,016
1,662
(178)
585
688
1,095
Disposals
–
–
(39)
(39)
–
–
–
–
Write-offs
–
–
(600)
(600)
–
–
(307)
(307)
Recoveries
–
–
64
64
–
–
46
46
Foreign exchange and other adjustments
7
43
(49)
1
30
36
(12)
54
Balance, including off-balance sheet instruments,
at end of period
1,150
1,937
853
3,940
1,319
1,521
470
3,310
Less: Allowance for off-balance sheet instruments 4
167
179
11
357
162
150
8
320
Balance at end of period
983
1,758
842
3,583
1,157
1,371
462
2,990
Total Allowance, including

off-balance sheet
instruments, at end of period
2,909
4,675
1,553
9,137
3,149
4,000
1,036
8,185
Less: Total Allowance for

off-balance sheet
instruments 4
439
593
11
1,043
476
565
8
1,049
Total Allowance for Loan Losses

at end of period
$
2,470
$
4,082
$
1,542
$
8,094
$
2,673
$
3,435
$
1,028
$
7,136
1

Includes allowance for loan losses related to ACI loans.
2

Includes allowance for loan losses related to customers’ liability under acceptances.
3

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 50
(f)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail

exposures and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans, the key

macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 for a discussion

of how forward-looking information
is generated and considered in determining

whether there has been a significant increase

in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over the

four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at October

31, 2024. As the forecast period increases, information

about the future becomes less readily available

and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain.

Restrictive monetary policy
continues to contribute to elevated economic

uncertainty, particularly in Canada where household debt levels remain elevated, and is likely to continue

to weigh on
near-term economic growth.
Macroeconomic Variables
As at
October 31, 2024
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q4 2024- 4-year Q4 2024- 4-year Q4 2024- 4-year
Q3 2025 1 period 1 Q3 2025 1 period 1 Q3 2025 1 period 1

Unemployment rate
Canada
6.7
%
6.0
%
5.7
%
5.6
%
7.7
%
7.3
%
United States
4.3
4.0
3.8
3.7
5.4
5.4
Real GDP
Canada
1.7
2.0
2.1
2.2
(0.4)
2.3
United States
1.9
2.1
2.7
2.4
(0.2)
2.4
Home prices
Canada (average existing price) 2
6.0
3.0
8.2
3.4
(7.1)
3.7
United States (CoreLogic HPI) 3
1.3
3.0
4.2
3.8
(8.5)
4.1
Central bank policy interest rate
Canada
3.19
2.27
4.19
2.61
1.69
1.81
United States
3.69
3.00
5.00
3.39
2.81
2.06
U.S. 10-year treasury yield
3.52
3.45
4.49
3.81
3.40
3.34
U.S. 10-year BBB spread (%-pts)
1.75
1.80
1.59
1.76
2.51
2.10
Exchange rate (U.S. dollar/Canadian dollar) $
0.74
$
0.75
$
0.75
$
0.76
$
0.71
$
0.71
Macroeconomic Variables
As at
October 31, 2023
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q4 2023- 4-year Q4 2023- 4-year Q4 2023- 4-year
Q3 2024 1 period 1 Q3 2024 1 period 1 Q3 2024 1 period 1

Unemployment rate
Canada
6.2
%
6.2
%
5.6
%
5.8
%
7.0
%
7.1
%
United States
4.0
4.1
3.7
3.9
5.0
5.2
Real GDP
Canada
0.7
1.7
0.9
1.7
(0.8)
1.9
United States
1.5
1.7
2.2
1.8
(0.1)
2.0
Home prices
Canada (average existing price) 2
0.1
3.7
3.1
3.0
(9.7)
6.7
United States (CoreLogic HPI) 3
2.5
1.6
3.5
2.1
(8.1)
4.8
Central bank policy interest rate
Canada
4.63
2.39
5.00
2.45
3.75
1.88
United States
5.25
2.94
5.50
2.95
4.25
2.38
U.S. 10-year treasury yield
3.89
3.22
4.21
3.32
3.46
3.17
U.S. 10-year BBB spread (%-pts)
2.18
1.81
1.94
1.78
2.67
2.05
Exchange rate (U.S. dollar/Canadian dollar) $
0.72
$
0.79
$
0.77
$
0.81
$
0.71
$
0.74
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2

The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3

The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 51
(g)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic variables

in the forward-looking forecasts and respective

probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted

ECLs,

with the latter derived from three ECL

scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs

and resultant change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.
Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except

as noted)
As at
October 31, 2024 October 31, 2023
Probability-weighted ECLs $
7,584
$
7,149
Base ECLs
7,185
6,658
Difference – in amount $
399
$
491
Difference – in percentage
5.6
%
7.4
%
ECLs for performing loans and off-balance sheet

instruments consist of an aggregate amount

of Stage 1 and Stage 2 probability-weighted

ECLs which are twelve-
month ECLs and lifetime ECLs,

respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial

recognition of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting

all performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs,

holding all risk profiles constant.
Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
October 31, 2024 October 31, 2023
Probability-weighted ECLs $
7,584
$
7,149
All performing loans and off-balance sheet instruments

using 12-month ECLs
5,631
5,295
Incremental lifetime ECLs impact $
1,953
$
1,854
(h)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt. The Bank

does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets. Foreclosed
assets held for sale were $
126

million as at October 31, 2024 (October 31, 2023

– $
59

million) and were recorded in Other assets

on the Consolidated Balance
Sheet.
(i)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired. Loans less than 31 days

contractually past due are excluded as

they do not generally reflect a borrower’s ability

to meet their payment
obligations.
Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
31-60 61-89 31-60 61-89
days days Total days days Total
Residential mortgages $
443
$
111
$
554
$
286
$
81
$
367
Consumer instalment and other personal
983
335
1,318
870
287
1,157
Credit card
375
269
644
359
242
601
Business and government
244
83
327
264
103
367
Total $
2,045
$
798
$
2,843
$
1,779
$
713
$
2,492
1
Includes loans that are measured at FVOCI.
(j)

MODIFIED FINANCIAL ASSETS
The amortized cost of financial assets

with lifetime allowance that were modified

during the year ended October 31, 2024,

was $
214

million (October 31, 2023 –
$
389

million) before modification, with insignificant

modification gain or loss. The gross carrying

amount of modified financial assets

for which the loss allowance
changed from lifetime to twelve-month ECLs

during the year ended October 31, 2024 was

insignificant (October 31, 2023 – $
144

million).
(k)

COLLATERAL
As at October 31, 2024, the collateral held against

total gross impaired loans represents
82
% (October 31, 2023 –
77
%) of total gross impaired loans. The fair
value of non-financial collateral is determined

at the origination date of the loan. A revaluation

of non-financial collateral is performed if

there has been a significant
change in the terms and conditions of the loan

and/or the loan is considered impaired.

Management considers the nature of the collateral,

seniority ranking of the
debt, and loan structure in assessing the

value of collateral. These estimated cash

flows are reviewed at least annually, or more frequently when new information
indicates a change in the timing or amount expected

to be received.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 52
NOTE 9: TRANSFERS OF FINANCIAL

ASSETS
LOAN SECURITIZATIONS
The Bank securitizes loans through structured

entity or non-structured entity third parties.

Most loan securitizations do not qualify for

derecognition since in most
circumstances, the Bank continues to be exposed

to substantially all of the prepayment, interest

rate, and/or credit risk associated with

the securitized financial
assets and has not transferred substantially

all of the risk and rewards of ownership

of the securitized assets. Where loans do

not qualify for derecognition, they
are not derecognized from the Bank’s Consolidated

Balance Sheet, retained interests are not

recognized, and a securitization liability is recognized

for the cash
proceeds received. Certain transaction costs

incurred are also capitalized and amortized

using EIRM.
The Bank securitizes insured residential

mortgages under the National Housing Act

Mortgage-Backed Securities (NHA

MBS) program sponsored by the
Canada Mortgage and Housing Corporation

(CMHC). The MBS that are created through

the NHA MBS program are sold to the

Canada Housing Trust (CHT) as
part of the CMB program,

sold to third-party investors,

or are held by the Bank. The CHT issues

CMB to third-party investors and uses resulting

proceeds to
purchase NHA MBS from the Bank and other

mortgage issuers in the Canadian market. Assets

purchased by the CHT are commingled

in a single trust from which
CMB are issued. The Bank continues to be exposed

to substantially all of the risks of the underlying

mortgages, through the retention of a seller

swap which
transfers principal and interest payment

risk on the NHA MBS back to the Bank

in return for coupon paid on the CMB

issuance and as such, the sales do not
qualify for derecognition.
The Bank securitizes U.S. originated residential

mortgages with U.S. government agencies

which qualify for derecognition from the Bank’s Consolidated
Balance Sheet. As part of the securitization,

the Bank retains the right to service the

transferred mortgage loans. The MBS that

are created through the
securitization are typically sold to third-party

investors.
The Bank also securitizes business and government

loans to entities which may be structured

entities. These securitizations may give

rise to derecognition of
the financial assets depending on the individual

arrangement of each transaction.
In addition, the Bank transfers credit card receivables

to structured entities that the Bank consolidates.

Refer to Note 10 for further details.
The following table summarizes the securitized

asset types that did not qualify for derecognition,

along with their associated

securitization liabilities as at
October 31, 2024

and October 31, 2023.
Financial Assets Not Qualifying for Derecognition

Treatment as Part of the Bank’s Securitization Programs
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Fair Carrying Fair Carrying
value amount value amount
Nature of transaction
Securitization of residential mortgage loans $
30,543
$
30,787
$
23,835
$
24,433
Other financial assets transferred related

to securitization
1
2,623
2,619
3,554
3,571
Total

33,166
33,406
27,389
28,004
Associated liabilities 2 $
32,442
$
32,684
$
26,457
$
27,131
1

Includes asset-backed securities, asset-backed commercial paper (ABCP),

cash, repurchase agreements, and Government of Canada securities used to fulfil funding requirements of the
Bank’s securitization structures after the initial securitization of mortgage loans.
2

Includes securitization liabilities carried at amortized cost of $
12

billion as at October 31, 2024 (October 31, 2023 – $
13

billion), and securitization liabilities carried at fair value of
$
20

billion as at October 31, 2024 (October 31, 2023 – $
14

billion).
Other Financial Assets Not Qualifying for

Derecognition
The Bank enters into certain transactions

where it transfers previously recognized commodities

and financial assets, such as debt and equity

securities, but retains
substantially all of the risks and rewards of

those assets. These transferred assets are

not derecognized and the transfers are accounted

for as financing
transactions. The most common transactions

of this nature are repurchase agreements

and securities lending agreements, in which

the Bank retains substantially
all of the associated credit, price, interest rate,

and foreign exchange risks and rewards

associated with the assets.
The following table summarizes the carrying

amount of financial assets and the associated

transactions that did not qualify for derecognition,

as well as their
associated financial liabilities as at October

31, 2024 and October 31, 2023.
Other Financial Assets Not Qualifying for

Derecognition
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Carrying amount of assets
Nature of transaction
Repurchase agreements 1,2 $
40,725
$
27,782
Securities lending agreements
52,781
40,333
Total

93,506

68,115
Carrying amount of associated liabilities 2 $
40,450
$
28,037
1
Includes $
2.8

billion, as at October 31, 2024 (October 31, 2023 – $
3.6

billion) of assets related to repurchase agreements or swaps that are collateralized by physical precious metals.
2
Associated liabilities are all related to repurchase agreements.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 53
TRANSFERS OF FINANCIAL ASSETS QUALIFYING

FOR DERECOGNITION
Transferred financial assets that are derecognized

in their entirety where the Bank has a

continuing involvement
Continuing involvement may arise if the Bank

retains any contractual rights or obligations

subsequent to the transfer of financial assets.

Certain business and
government loans securitized by the Bank are

derecognized from the Bank’s Consolidated Balance

Sheet. In instances where the Bank fully derecognizes
business and government loans, the Bank

may be exposed to the risks of transferred loans

through a retained interest. As at October

31, 2024, the fair value of
retained interests was $
1

million (October 31, 2023 – $
3

million). A gain or loss on sale of the loans

is recognized immediately in other income

(loss) after
considering the effect of hedge accounting on

the assets sold, if applicable. The amount

of the gain or loss recognized depends on

the previous carrying values of
the loans involved in the transfer, allocated between the assets sold and the retained interests based on their

relative fair values at the date of transfer.
Certain portfolios of U.S. residential mortgages

originated by the Bank are sold and derecognized

from the Bank’s Consolidated Balance Sheet.

In certain
instances, the Bank has a continuing involvement

to service those loans. As at October 31, 2024,

the carrying value of these servicing

rights was $
81

million
(October 31, 2023 – $
92

million) and the fair value was $
133

million (October 31, 2023 – $
150

million). A gain or loss on sale of the loans

is recognized
immediately in other income (loss). The gain

(loss) on sale of the loans for the year ended

October 31, 2024 was ($
3
) million (October 31, 2023 – ($
40
) million).
NOTE 10: STRUCTURED ENTITIES
The Bank uses structured entities for a variety

of purposes including:

(1) to facilitate the transfer of specified risks

to clients; (2) as financing vehicles for itself or

for
clients; or (3)

to segregate assets on behalf of investors.

The Bank is typically restricted from accessing

the assets of the structured entity under the relevant
arrangements.
The Bank is involved with structured entities

that it sponsors,

as well as entities sponsored by third parties.

Factors assessed when determining if the Bank

is
the sponsor of a structured entity include

whether the Bank is the predominant user of

the entity; whether the entity’s branding or marketing

identity is linked with
the Bank; and whether the Bank provides

an implicit or explicit guarantee of

the entity’s performance to investors or other

third parties. The Bank is not considered
to be the sponsor of a structured entity if

it only provides arm’s-length services to the entity, for example, by acting as administrator, distributor, custodian, asset
manager, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at

inception; however, this is not sufficient to
determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.
(a) SPONSORED STRUCTURED ENTITIES
The following section outlines the Bank’s involvement

with key sponsored structured entities.
Securitizations
The Bank securitizes its own assets

and facilitates the securitization of client

assets through structured entities, such as

conduits, which issue ABCP or other
securitization entities which issue longer-dated

term securities. Securitizations are an important

source of liquidity for the Bank, allowing

it to diversify its funding
sources and to optimize its balance sheet

management approach.
The Bank sponsors both single-seller and

multi-seller securitization conduits. Depending

on the specifics of the entity, the variable returns absorbed through
ABCP may be significantly mitigated

by variable returns retained by the sellers.

The Bank provides liquidity facilities to certain

conduits for the benefit of ABCP
investors which are structured as loan

facilities between the Bank, as the sole liquidity

lender, and the Bank-sponsored entity.

If an entity experiences difficulty
issuing ABCP due to illiquidity in the commercial

market, the entity may draw on the loan facility, and use the proceeds to pay maturing ABCP. The ABCP issued
by each multi-seller conduit is in the conduit’s own

name with recourse to the financial assets

owned by the multi-seller conduit, and is non-recourse

to the Bank
except through our participation in liquidity facilities.

The Bank’s exposure to the variable returns

of these conduits from its provision of liquidity

facilities and any
related commitments is mitigated by the sellers’

continued exposure to variable returns through

the provision of first loss protection, as described

below. The Bank
provides administration and securities

distribution services to its sponsored

securitization conduits, which may result

in it holding an investment in the ABCP issued
by these entities. In some cases, the Bank

may also provide credit enhancements or

may transact derivatives with securitization

conduits. The Bank earns fees
from the conduits which are recognized

when earned.
The Bank sells assets to single-seller

conduits which it controls and consolidates.

Control results from the Bank’s power over the entity’s

key economic
decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of

the transferred assets, usually through a derivative

or the
provision of credit mitigation in the form

of cash reserves, over-collateralization,

or guarantees over the performance of

the entity’s portfolio of assets.
Multi-seller conduits provide sellers with

alternate sources of financing through the

securitization of their assets. These

conduits are similar to single-seller
conduits except that financial assets are

purchased from more than one seller and

commingled into a single portfolio of assets. Each

transaction is structured with
transaction-specific first loss protection provided

by the third-party seller. This enhancement can take

various forms, including but not limited

to
overcollateralization, excess spread, subordinated

classes of financial assets, guarantees or

letters of credit. The Bank is typically deemed

to have power over the
entity’s key economic decisions, namely,

the selection of sellers and related assets

sold as well as other decisions related

to the management of risk in the vehicle.
Where the Bank has power over multi-seller

conduits,

but is not exposed to significant variable

returns it does not consolidate such

entities. Where the Bank is
exposed to variable returns of a multi-seller

conduit from provision of certain types

of liquidity facilities, together with power over

the entity as well as the ability to
use its power to influence significant variable

returns, the Bank consolidates the conduit.
Investment Funds and Other Asset Management

Entities
As part of its asset management business,

the Bank creates investment funds and

trusts (including mutual funds), enabling it

to provide its clients with a broad
range of diversified exposure to different risk profiles,

in accordance with the client’s risk appetite.

Such entities may be actively managed or

may be passively
directed, for example, through the tracking

of a specified index, depending on

the entity’s investment strategy. Financing for these entities is obtained through the
issuance of securities to investors, typically

in the form of fund units. Based on each

entity’s specific strategy and risk profile, the

proceeds from this issuance are
used by the entity to purchase a portfolio of

assets. An entity’s portfolio may contain investments

in securities, derivatives,

or other assets, including cash. At the
inception of a new investment fund or trust,

the Bank will typically invest an amount of

seed capital in the entity, allowing it to establish a performance history in the
market. Over time, the Bank sells its seed

capital holdings to third-party investors, as the entity’s

AUM increases. As a result, the Bank’s holding

of seed capital
investment in its own sponsored investment

funds and trusts is typically not significant

to the Consolidated Financial Statements. Aside

from any seed capital
investments, the Bank’s interest in these entities

is generally limited to fees earned for

the provision of asset management services.

The Bank does not typically
provide guarantees over the performance of

these funds.
The Bank is typically considered to have

power over the key economic decisions

of sponsored asset management entities;

however, it does not consolidate an
entity unless it is also exposed to significant

variable returns of the entity. This determination is made on a case-by-case basis, in accordance

with the Bank’s
consolidation policy.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 54
Financing Vehicles
The Bank may use structured entities to provide

a cost-effective means of financing its operations,

including raising capital or obtaining

funding. These structured
entities include TD Covered Bond (Legislative)

Guarantor Limited Partnership (the “Covered

Bond Entity”).
The Bank issues, or has issued, debt under its

covered bond program where the principal and

interest payments of the notes are guaranteed

by the Covered
Bond Entity. The Bank sold a portfolio of assets to the Covered Bond

Entity and provided a loan to the Covered

Bond Entity to facilitate the purchase. The Bank

is
restricted from accessing the Covered Bond

Entity’s assets under the relevant agreement.

Investors in the Bank’s covered bonds may have

recourse to the Bank
should the assets of the Covered Bond Entity

be insufficient to satisfy the covered bond liabilities.

The Bank consolidates the Covered Bond

Entity as it has power
over the key economic activities and

retains all the variable returns in this entity.
(b)

THIRD-PARTY SPONSORED STRUCTURED ENTITIES
In addition to structured entities sponsored

by the Bank, the Bank is also involved with

structured entities sponsored by third parties.

Key involvement with
third-party sponsored structured entities

is described in the following section.
Third-party Sponsored Securitization

Programs
The Bank participates in the securitization

programs

of government-sponsored structured

entities, including the CMHC, a Crown

corporation of the Government of
Canada, and similar U.S. government-sponsored

entities. CMHC guarantees both NHA

MBS and CMB which are issued through

the CHT.
The Bank is exposed to the variable returns

in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does
not have power over the CHT as its key

economic activities are controlled by the Government

of Canada. The Bank’s exposure to the

CHT is included in the
balance of residential mortgage loans as noted

in Note 9, and is not disclosed in the

table accompanying this Note.
The Bank participates in the securitization

programs sponsored by U.S. government

agencies. The Bank is not exposed to significant

variable returns from
these agencies and does not have power over

the key economic activities of these agencies,

which are controlled by the U.S. government.
Investment Holdings and Derivatives
The Bank may hold interests in third-party

structured entities, predominantly in

the form of direct investments in securities

or partnership interests issued by those
structured entities,

or through derivatives transacted with

counterparties which are structured entities.

Investments in, and derivatives with, structured

entities are
recognized on the Bank’s Consolidated Balance Sheet.

The Bank does not typically consolidate third-party

structured entities where its involvement

is limited to
investment holdings and/or derivatives as the Bank

would not generally have power over the

key economic decisions of these entities.
Financing Transactions
In the normal course of business, the Bank

may enter into financing transactions with third-party

structured entities including commercial loans,

reverse repurchase
agreements, prime brokerage margin lending,

and similar collateralized lending transactions.

While such transactions expose the Bank

to the structured entities’
counterparty credit risk, this exposure is mitigated

by the collateral related to these transactions.

The Bank typically has neither power nor

significant variable
returns due to financing transactions with

structured entities and would not generally

consolidate such entities. Financing transactions

with third-party sponsored
structured entities are included on the Bank’s

Consolidated Financial Statements and have not

been included in the table accompanying

this Note.
Arm’s-length Servicing Relationships
In addition to the involvement outlined above,

the Bank may also provide services to

structured entities on an arm’s-length basis, for example

as sub-advisor to an
investment fund or asset servicer. Similarly, the Bank’s asset management services provided to institutional investors

may include transactions with structured
entities. As a consequence of providing

these services, the Bank may be exposed

to variable returns from these structured entities,

for example, through the
receipt of fees or short-term exposure

to the structured entity’s securities. Any such exposure

is typically mitigated by collateral or

some other contractual
arrangement with the structured entity or

its sponsor. The Bank generally has neither power nor

significant variable returns from the provision

of arm’s-length
services to a structured entity and, consequently

does not consolidate such entities.

Fees and other exposures through servicing relationships

are included on the
Bank’s Consolidated Financial Statements and have

not been included in the table accompanying

this Note.
(c)

INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES
Securitizations
The Bank securitizes credit card receivables

through securitization entities, predominantly

single-seller conduits. These conduits are

consolidated by the Bank
based on the factors described above. Aside

from the exposure resulting from its involvement

as seller and sponsor of consolidated

securitization conduits
described above, including the liquidity facilities

provided, the Bank has no contractual or

non-contractual arrangements to provide

financial support to
consolidated securitization conduits.

The Bank’s interests in securitization conduits

generally rank senior to interests held by

other parties, in accordance with the
Bank’s investment and risk policies. As a result,

the Bank has no significant obligations to absorb

losses before other holders of securitization issuances.
Other Consolidated Structured Entities
Depending on the specific facts and circumstances

of the Bank’s involvement with structured

entities, the Bank may consolidate asset

management entities,
financing vehicles,

or third-party sponsored structured entities,

based on the factors described above.

Aside from its exposure resulting from its

involvement as
sponsor or investor in the structured

entities as previously discussed,

the Bank does not typically have other

contractual or non-contractual arrangements

to
provide financial support to these consolidated

structured entities.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 55
(d)

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES
The following table presents information related

to the Bank’s unconsolidated structured entities.

Unconsolidated structured entities include both

TD and third-party
sponsored entities. Securitizations include holdings

in TD-sponsored multi-seller conduits,

as well as third-party sponsored mortgage

and asset-backed
securitizations, including government-sponsored

agency securities such as CMBs, and

U.S. government agency issuances. Investment

Funds and Trusts include
holdings in third-party funds and trusts, as

well as holdings in TD-sponsored asset management

funds and trusts and commitments to certain

U.S. municipal
funds. Amounts in Other are mainly related

to investments in community-based

U.S. tax-advantage entities described in

Note 12. These holdings do not result in
the consolidation of these entities as TD does

not have power over these entities.
Carrying Amount and Maximum Exposure to Unconsolidated

Structured Entities
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Investment Investment
funds and funds and
Securitizations trusts Other Total Securitizations trusts Other Total
FINANCIAL ASSETS
Trading loans, securities,

and other $
7,559
$
992
$
–
$
8,551
$
7,190
$
930
$
–
$
8,120
Non-trading financial assets at
fair value through profit or loss
684
836
98
1,618
2,163
738
107
3,008
Derivatives 1
–
680
–
680
–
401
–
401
Financial assets designated at
fair value through profit or loss
–
298
–
298
–
268
–
268
Financial assets at fair value through
other comprehensive income
22,615
967
2
23,584
25,956
3,714
7
29,677
Debt securities at amortized cost,
net of allowance for credit losses
117,890
1,210
–
119,100
134,503
1,153
–
135,656
Loans
4,114
3
–
4,117
4,560
4
–
4,564
Other
2
88
5,762
5,852
5
107
4,657
4,769
Total assets
152,864
5,074
5,862
163,800
174,377
7,315
4,771
186,463
FINANCIAL LIABILITIES
Deposits
–
–
1,451
1,451
–
–
839
839
Derivatives 1

–
645
–

645

–
50
–

50
Obligations related to securities
sold short
2,324
331
–
2,655
4,126
333
–
4,459
Total liabilities
2,324
976
1,451
4,751
4,126
383
839
5,348
Off-balance sheet exposure 2

22,897
4,392
2,990

30,279

19,904
3,965
2,294

26,163
Maximum exposure to loss from
involvement with unconsolidated
structured entities $
173,437
$
8,490
$
7,401
$
189,328
$
190,155
$
10,897
$
6,226
$
207,278
Size of sponsored unconsolidated
structured entities 3 $
15,850
$
45,272
$
12
$
61,134
$
14,032
$
33,744
$
39
$
47,815
1

Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity’s cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.
2

For the purposes of this disclosure, off-balance sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.
3
The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.
Sponsored Unconsolidated Structured Entities

in which the Bank has no Significant Investment

at the End of the Period
Sponsored unconsolidated structured entities

in which the Bank has no significant investment

at the end of the period are predominantly investment

funds and
trusts created for the asset management

business. The Bank would not typically

hold investments, with the exception of

seed capital, in these structured entities.
However, the Bank continues to earn fees from asset management services provided to these entities, some of which

could be based on the performance of the
fund. Fees payable are generally senior in

the entity’s priority of payment and would also

be backed by collateral, limiting the Bank’s exposure

to loss from these
entities. The Bank earned non-interest income

of $
2.3

billion (October 31, 2023 − $
2.1

billion) from its involvement with these asset

management entities for the
year ended October 31, 2024, of which $
1.9

billion (October 31, 2023 − $
1.9

billion) was received directly from these

entities. The total AUM in these entities

as at
October 31, 2024 was $
302.9

billion (October 31, 2023 − $
253.1

billion). Any assets transferred by the Bank

during the period are commingled with assets
obtained from third parties in the market.

Except as previously disclosed, the Bank

has no contractual or non-contractual arrangements

to provide financial support
to unconsolidated structured entities.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 56
NOTE 11: DERIVATIVES
(a)

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES
The majority of the Bank’s derivative contracts

are OTC transactions that are bilaterally

negotiated between the Bank and the

counterparty to the contract. The
remainder are exchange-traded contracts transacted

through organized and regulated exchanges

and consist primarily of options and futures.
The Bank’s derivative transactions relate to trading

and non-trading activities. The purpose of

derivatives held for non-trading activities

is primarily for managing
interest rate, foreign exchange, and equity risk

related to the Bank’s funding, lending,

investment, and other structural market risk

management activities. The
Bank’s risk management strategy for these

risks is discussed in shaded sections of

the “Managing Risk” section of the MD&A.
Where hedge accounting is applied, only

specific or a combination of risk components

are hedged, including benchmark interest

rate, foreign exchange rate,
and equity price components. All these risk

components are observable in the relevant

market environment and the change in the fair

value or the variability in
cash flows attributable to these risk components

can be reliably measured for hedged items.

The Bank also enters into derivative transactions

to economically
hedge certain exposures that do not otherwise

qualify for hedge accounting, or

where hedge accounting is not considered

feasible.
Where the derivatives are in hedge relationships,

the main sources of ineffectiveness can be attributed

to differences between hedging instruments and hedged
items:
●

Differences in fixed rates, when contractual coupons

of the fixed rate hedged items are designated;
●

Differences in the discounting factors, when hedging

derivatives are collateralized;
●

CVA on the hedging derivatives; and

●

Mismatch in critical terms such as tenor and

timing of cash flows between hedging instruments

and hedged items.
To mitigate a portion of the ineffectiveness, the Bank designates the benchmark risk component of contractual cash flows of

hedged items and executes hedging
derivatives with high-quality counterparties.

The majority of the Bank’s hedging derivatives

are collateralized.
Interest Rate Derivatives
Interest rate swaps are OTC contracts in

which two counterparties agree to exchange

cash flows over a period of time based

on rates applied to a specified
notional amount. This includes interest rate

swaps that are transacted and settled through

a clearing house which acts as a central

counterparty. A typical interest
rate swap would require one counterparty

to pay a fixed market interest rate in exchange

for a variable market interest rate determined

from time to time, with both
calculated on a specified notional amount.

No exchange of principal amount takes place.
Forward rate agreements are OTC contracts

that effectively fix a future interest rate for a

period of time. A typical forward rate agreement

provides that at a pre-
determined future date, a cash settlement

will be made between the counterparties based

upon the difference between a contracted rate and

a market rate to be
determined in the future, calculated on a

specified notional amount. No exchange of principal

amount takes place.
Interest rate options are contracts in

which one party (the purchaser of an option) acquires

from another party (the writer of an option),

in exchange for a
premium, the right, but not the obligation,

either to buy or sell, on a specified future date

or series of future dates or within a specified

time, a specified financial
instrument at a contracted price. The underlying

financial instrument will have a market

price which varies in response to changes

in interest rates. In managing
the Bank’s interest rate exposure, the Bank acts as

both a writer and purchaser of these options.

Options are transacted both OTC and through

exchanges.
Interest rate futures are standardized

contracts transacted on an exchange, with interest

bearing instruments as the underlying reference

assets. These
contracts differ from forward rate agreements in

that they are in standard amounts with standard

settlement dates and are transacted on an exchange.
The Bank uses interest rate swaps to hedge

its exposure to benchmark interest rate risk

by modifying the repricing or maturity

characteristics of existing and/or
forecast assets and liabilities, including funding

and investment activities. These swaps are

designated in either fair value hedges against

fixed rate
assets/liabilities or cash flow hedges against

floating rate assets/liabilities. For fair

value hedges, the Bank assesses and measures

the hedge effectiveness based
on the change in the fair value of the derivative

hedging instrument relative to the change

in the fair value of the hedged item.

For cash flow hedges, the Bank uses
a hypothetical derivative having terms that identically

match the critical terms of the hedged item

as the proxy for measuring

the change in cash flows of the
hedged item.
Foreign Exchange Derivatives
Foreign exchange forwards are OTC contracts

in which one counterparty contracts

with another to exchange a specified amount

of one currency for a specified
amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange

swaps and cross-currency interest rate swaps.

Foreign exchange swaps are transactions

in which a foreign
currency is simultaneously purchased in

the spot market and sold in the forward

market, or vice-versa. Cross-currency interest

rate swaps are transactions in
which counterparties exchange principal and

interest cash flows in different currencies over

a period of time. These contracts are used

to manage currency and/or
interest rate exposures.
Foreign exchange futures contracts are

similar to foreign exchange forward contracts

but differ in that they are in standard currency amounts

with standard
settlement dates and are transacted on an exchange.
The Bank uses non-derivative instruments

such as foreign currency deposit liabilities

and derivative instruments such as

cross-currency swaps and foreign
exchange forwards to hedge its foreign currency

exposure. These hedging instruments

are designated in either net investment hedges

or cash flow hedges. For
net investment hedges, the Bank assesses and

measures the hedge effectiveness based on the

change in the fair value of the hedging

instrument relative to the
translation gains and losses on the net investment

in the foreign operation. For cash flow

hedges, the Bank assesses and measures

the hedge effectiveness
based on the change in the fair value of

the hedging instrument relative to the change

in the cash flows of the foreign currency

denominated asset/liability
attributable to foreign exchange risk, using the

hypothetical derivative method.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 57
Credit Derivatives
The Bank uses credit derivatives such as

credit default swaps (CDS) and total return

swaps to manage risks in the Bank’s corporate loan

portfolio and other cash
instruments, as well as managing counterparty

credit risk on derivatives. Credit risk is the

risk of loss if a borrower or counterparty in

a transaction fails to meet its
agreed payment obligations. The Bank uses

credit derivatives to mitigate industry

concentration and borrower-specific exposure as

part of the Bank’s portfolio risk
management techniques. The credit, legal, and

other risks associated with these transactions

are controlled through well established

procedures. The Bank’s
policy is to enter into these transactions

with investment grade financial institutions.

Credit risk to these counterparties is managed

through the same approval,
limit, and monitoring processes that is

used for all counterparties to which the

Bank has credit exposure.
Credit derivatives are OTC contracts designed

to transfer the credit risk in an underlying

financial instrument (usually termed as

a reference asset) from one
counterparty to another. The most common credit derivatives

are CDS, which include contracts transacted

through clearing houses, and total return swaps.

In
CDS contracts, the CDS purchaser acquires

credit protection on a reference asset or group

of assets from a writer of CDS in exchange

for a premium. The
purchaser may pay the agreed premium

at inception or over a period of time. The

credit protection compensates the purchaser

for deterioration in value of the
reference asset or group of assets upon the occurrence

of certain credit events such as bankruptcy, or changes in specified credit rating or credit index. Settlement
may be cash based or physical, requiring

the delivery of the reference asset to the

CDS writer. In total return swap contracts, one counterparty agrees to pay or
receive from the other cash amounts based

on changes in the value of a reference

asset or group of assets, including any returns

such as interest earned on
these assets in exchange for amounts that are

based on prevailing market funding rates.

These cash settlements are made regardless of

whether there is a credit
event.
Other Derivatives
The Bank also transacts in equity and commodity

derivatives in both exchange and OTC

markets.
Equity swaps are OTC contracts in which one

counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock
index, a basket of stocks or a single stock.

These contracts sometimes include a payment

in respect of dividends.
Equity options give the purchaser of the option,

for a premium, the right, but not the obligation,

to buy from or sell to the writer of an option,

an underlying stock
index, basket of stocks or a single stock

at a contracted price. Options are transacted

both OTC and through exchanges.
Equity index futures are standardized

contracts transacted on an exchange. They

are based on an agreement to pay or receive

a cash amount based on the
difference between the contracted price level of

an underlying stock index and its corresponding

market price level at a specified future date.

There is no actual
delivery of stocks that comprise the underlying

index. These contracts are in standard amounts

with standard settlement dates.
Equity forwards are OTC contracts in

which one counterparty contracts with another

to buy or sell a single stock or stock index, or

to settle the contract in cash
based on changes in the value of a reference

asset, at a future date.
Commodity contracts include commodity

forwards, futures, swaps, and options,

such as precious metals and energy-related

products in both OTC and
exchange markets.
The Bank applies hedge accounting on

certain equity forwards and/or total return

swaps to hedge exposure to equity price risk.

These derivatives are
designated as cash flow hedges.
The Bank assesses and measures the hedge

effectiveness based on the change in the

fair value of the hedging instrument
relative to the change in the cash flows of the

hedged item attributable to movement in

equity price, using the hypothetical derivative

method.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 58
Fair Value of Derivatives
(millions of Canadian dollars) October 31, 2024 October 31, 2023
Fair value as at Fair value as at
balance sheet date balance sheet date
Positive Negative Positive Negative
Derivatives held or issued for trading

purposes
Interest rate contracts
1
Forward rate agreements $
232
$
48
$
464
$
88
Swaps
11,971
9,470
16,041
12,667
Options written
–
1,118
–
2,204
Options purchased
1,210
–
2,265
–
Total interest rate contracts
13,413
10,636
18,770
14,959
Foreign exchange contracts 1
Forward contracts
3,617
2,521
1,968
1,836
Swaps
15,456
14,304
20,123
17,806
Cross-currency interest rate swaps

24,366
22,496
28,902
22,990
Options written
–
619
–
619
Options purchased
507
–
503
–
Total foreign exchange contracts
43,946
39,940
51,496
43,251
Credit derivative contracts
Credit default swaps – protection purchased
–
294
11
122
Credit default swaps – protection sold
5
2
42
5
Total credit derivative contracts
5
296
53
127
Other contracts
Equity contracts
5,286
6,636
4,350
2,846
Commodity contracts
5,321
5,545
2,108
2,110
Total other contracts
10,607
12,181
6,458
4,956
Fair value – trading
67,971
63,053
76,777
63,293
Derivatives held or issued for non-trading

purposes
Interest rate contracts
Forward rate agreements
8
–
2
1
Swaps
2,005
2,807
4,131
6,246
Options written
–
1
–
–
Options purchased
16
–
7
–
Total interest rate contracts
2,029
2,808
4,140
6,247
Foreign exchange contracts
Forward contracts
386
494
821
503
Swaps
80
20
31
3
Cross-currency interest rate swaps

6,649
524
5,065
1,116
Total foreign exchange contracts
7,115
1,038
5,917
1,622
Credit derivative contracts
Credit default swaps – protection purchased
1
107
1
45
Total credit derivative contracts
1
107
1
45
Other contracts
Equity contracts
945
1,362
547
433
Total other contracts
945
1,362
547
433
Fair value – non-trading
10,090
5,315
10,605
8,347
Total fair value $
78,061
$
68,368
$
87,382
$
71,640
1

The fair values of interest rate futures and foreign exchange futures are immaterial and therefore excluded from this table.
The following table distinguishes derivatives held

or issued for non-trading purposes between

those that have been designated in qualifying

hedge accounting
relationships and those which have not been

designated in qualifying hedge accounting

relationships as at October 31, 2024 and

October 31, 2023.
Fair Value of Non-Trading

Derivatives
1
(millions of Canadian dollars) As at
October 31, 2024
Derivative Assets Derivative Liabilities
Derivatives Derivatives
Derivatives in qualifying not in Derivatives in qualifying not in hedging relationships qualifying hedging relationships qualifying
Fair Cash Net hedging Fair Cash Net hedging
value flow investment relationships Total value flow investment relationships Total
Derivatives held or issued for
non-trading purposes
Interest rate contracts $
932
$
123
$
–
$
974
$
2,029
$
309
$
1,290
$
–
$
1,209
$
2,808
Foreign exchange contracts
–
6,945
–
170
7,115
–
846
–
192
1,038
Credit derivative contracts
–
–
–
1
1
–
–
–
107
107
Other contracts
–
337
–
608
945
–
132
–
1,230
1,362
Fair value – non-trading $
932
$
7,405
$
–
$
1,753
$
10,090
$
309
$
2,268
$
–
$
2,738
$
5,315
October 31, 2023
Derivatives held or issued for
non-trading purposes
Interest rate contracts $
2,049
$
33
$
–
$
2,058
$
4,140
$
1,195
$
2,629
$
–
$
2,423
$
6,247
Foreign exchange contracts
–
5,754
–
163
5,917
–
1,597
–
25
1,622
Credit derivative contracts
–
–
–
1
1
–
–
–
45
45
Other contracts
–
434
–
113
547
–
190
–
243
433
Fair value – non-trading $
2,049
$
6,221
$
–
$
2,335
$
10,605
$
1,195
$
4,416
$
–
$
2,736
$
8,347
1

Certain derivative assets qualify to be offset with certain derivative liabilities on the Consolidated Balance

Sheet. Refer to Note 6 for further details.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 59
Fair Value Hedges
The following table presents the effects of fair

value hedges on the Consolidated Balance

Sheet and the Consolidated Statement of Income.
Fair Value Hedges
(millions of Canadian dollars)

For the years ended or as at
October 31, 2024
Accumulated Accumulated
Change in Change in fair amount of fair amount of fair
value of hedged value of hedging Carrying value hedge value hedge items for instruments for amounts adjustments adjustments on ineffectiveness ineffectiveness Hedge for hedged on hedged de-designated measurement measurement ineffectiveness items items 1,2 hedged items
Assets
Interest rate risk
Debt securities at amortized cost $
6,856
$
(6,899)
$
(43)
$
113,323
$
(10,995)
$
(3,015)
Financial assets at fair value through
other comprehensive income
3,127
(3,146)
(19)
53,253
(1,086)
(71)
Loans
1,789
(1,798)
(9)
52,765
(328)
4
Total assets
11,772
(11,843)
(71)
219,341
(12,409)
(3,082)
Liabilities
Interest rate risk
Deposits

(2,291)

2,265

(26)

125,519

(3,543)

(136)
Securitization liabilities at amortized cost
(163)
163
–
6,865
68
–
Subordinated notes and debentures
(50)
50
–
3,158
27
(91)
Total liabilities
(2,504)
2,478
(26)
135,542
(3,448)
(227)
Total $
9,268
$
(9,365)
$
(97)
October 31, 2023
Assets
Interest rate risk
Debt securities at amortized cost $
(4,408)
$
4,381
$
(27)
$
105,672
$
(18,332)
$
(3,378)
Financial assets at fair value through

other comprehensive income
(785)
807
22
43,249
(4,230)
(68)
Loans
(798)
800
2
54,482
(2,322)
9
Total assets
(5,991)
5,988
(3)
203,403
(24,884)
(3,437)
Liabilities
Interest rate risk
Deposits

1,383

(1,417)

(34)

118,308

(8,641)

(102)
Securitization liabilities at amortized cost
76
(79)
(3)
2,124
(65)
–
Subordinated notes and debentures
7
(7)
–
1,026
(101)
(32)
Total liabilities
1,466
(1,503)
(37)
121,458
(8,807)
(134)
Total $
(4,525)
$
4,485
$
(40)
1

The Bank has portfolios of fixed rate financial assets and liabilities whereby the principal amount changes frequently due to originations, issuances, maturities and prepayments. The interest rate risk hedges on these portfolios are rebalanced dynamically.
2

Reported balances represent adjustments to the carrying values of hedged items as included in the “Carrying amounts for hedged items” column in this table.
Cash Flow Hedges and Net Investment

Hedges
The following table presents the effects of cash

flow hedges and net investment hedges on the

Bank’s Consolidated Statement of Income and

the Consolidated
Statement of Comprehensive Income.
Cash Flow and Net Investment Hedges
(millions of Canadian dollars) For the years ended
October 31, 2024

Change in fair

Hedging Amount reclassified
Change in value value of hedging

gains (losses) from accumulated Net change
of hedged items instruments for

recognized in other other comprehensive in other
for ineffectiveness ineffectiveness Hedge comprehensive income (loss) comprehensive measurement measurement ineffectiveness income 1 to earnings 1 income (loss) 1
Cash flow hedges 2
Interest rate risk
3
$
(3,602)
$
3,606
$
4
$
2,128
$
(2,311)
$
4,439
Foreign exchange risk 4,5,6
(1,863)
1,867
4
1,287
2,204
(917)
Equity price risk
56
(59)
(3)
(59)
(66)
7
Total cash flow hedges $
(5,409)
$
5,414
$
5
$
3,356
$
(173)
$
3,529
Net investment hedges $
457
$
(457)
$
–
$
(457)
$
(41)
$
(416)
October 31, 2023
Cash flow hedges 2
Interest rate risk 3 $
1,260
$
(1,261)
$
(1)
$
(3,528)
$
(3,069)
$
(459)
Foreign exchange risk 4,5,6
(4,417)
4,414
(3)
3,824
3,168
656
Equity price risk
374
(374)
–
(374)
(337)
(37)
Total cash flow hedges $
(2,783)
$
2,779
$
(4)
$
(78)
$
(238)
$
160
Net investment hedges $
1,821
$
(1,821)
$
–
$
(1,821)
$
15
$
(1,836)
1

Effects on OCI are presented on a pre-tax basis.
2

During the years ended October 31, 2024 and October 31, 2023, there were no instances where forecast hedged transactions failed to occur.
3

Hedged items include forecast interest cash flows on loans
, deposits, and securitization liabilities.
4

For non-derivative instruments designated as hedging foreign exchange risk, fair value change is measured as the gains and losses due to spot foreign exchange movements.
5
Cross-currency swaps may be used to hedge 1) foreign exchange risk, or 2) a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both types of hedge

relationships are disclosed in the foreign exchange risk category.

Hedged items include principal and interest cash flows on foreign denominated securities, loans, deposits, other liabilities, and subordinated notes and debentures.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 60
Reconciliation of Accumulated Other Comprehensive

Income (Loss)
1
(millions of Canadian dollars) For the years ended
October 31, 2024

Accumulated other Accumulated other Accumulated other Accumulated other comprehensive Net changes in other comprehensive comprehensive comprehensive income (loss) comprehensive income (loss) income (loss) on income (loss) on at beginning of year income (loss) at end of year designated hedges de-designated hedges
Cash flow hedges
Interest rate risk $
(6,441)
$
4,439
$
(2,002)
$
455
$
(2,457)
Foreign exchange risk
(1,091)
(917)
(2,008)
(2,008)
–
Equity price risk
(21)
7
(14)
(14)
–
Total cash flow hedges $
(7,553)
$
3,529
$
(4,024)
$
(1,567)
$
(2,457)
Net investment hedges
Foreign translation risk $
(6,352)
$
(416)
$
(6,768)
$
(6,768)
$
–
October 31, 2023
Cash flow hedges
Interest rate risk $
(5,982)
$
(459)
$
(6,441)
$
(3,463)
$
(2,978)
Foreign exchange risk
(1,747)
656
(1,091)
(1,091)
–
Equity price risk
16
(37)
(21)
(21)
–
Total cash flow hedges $
(7,713)
$
160
$
(7,553)
$
(4,575)
$
(2,978)
Net investment hedges
Foreign translation risk $
(4,516)
$
(1,836)
$
(6,352)
$
(6,352)
$
–
1

Presented on a pre-tax basis.
(b)

NOTIONAL AMOUNTS
The notional amounts are not recorded as assets

or liabilities as they represent the face amount

of the contract to which a rate or price is applied

to determine the
amount of cash flows to be exchanged.

Notional amounts do not represent the potential

gain or loss associated with the market risk

nor are they indicative of the
credit risk associated with derivative

financial instruments.
The following table discloses the notional

amount of OTC and exchange-traded derivatives.
Over-the-Counter and Exchange-Traded Derivatives
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Trading
Over-the-Counter 1
Non
Clearing clearing Exchange- Non-
house 2 house traded Total trading 3 Total Total
Notional

Interest rate contracts
Futures $
–
$
–
$
761,112
$
761,112
$
–
$
761,112
$
1,377,932
Forward rate agreements
550,965
22,772
–
573,737
552
574,289
628,416
Swaps
17,656,335
474,381
–
18,130,716
1,708,529
19,839,245
16,974,557
Options written
–
93,559
5,806
99,365
125
99,490
111,734
Options purchased
–
112,098
5,550
117,648
1,863
119,511
140,437
Total interest rate contracts
18,207,300
702,810
772,468
19,682,578
1,711,069
21,393,647
19,233,076
Foreign exchange contracts
Forward contracts
39
355,932
–
355,971
24,644
380,615
231,601
Swaps
494
1,685,083
–
1,685,577
7,024
1,692,601
2,021,332
Cross-currency interest rate swaps
–
1,525,781
–
1,525,781
143,796
1,669,577
1,448,859
Options written
–
56,614
163
56,777
–
56,777
51,216
Options purchased
–
49,344
15
49,359
–
49,359
36,959
Total foreign exchange contracts
533
3,672,754
178
3,673,465
175,464
3,848,929
3,789,967
Credit derivative contracts
Credit default swaps – protection purchased
12,469
327
–
12,796
2,708
15,504
12,156
Credit default swaps – protection sold
1,651
242
–
1,893
–
1,893
2,535
Total credit derivative contracts
14,120
569
–
14,689
2,708
17,397
14,691
Other contracts
Equity contracts
–
123,991
117,988
241,979
36,049
278,028
221,265
Commodity contracts
118
103,714
141,763
245,595
–
245,595
164,170
Total other contracts
118
227,705
259,751
487,574
36,049
523,623
385,435
Total $
18,222,071
$
4,603,838
$
1,032,397
$
23,858,306
$
1,925,290
$
25,783,596
$
23,423,169
1
Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high-quality and liquid assets such as cash and high-quality government securities.
Acceptable collateral is governed by the Collateralized Trading Policy.
2

Derivatives executed through a central clearing house reduce settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central clearing house counterparties.
3

Includes $
1,532

billion of OTC derivatives that are transacted with clearing houses (October 31, 2023 – $
1,970

billion) and $
394

billion of OTC derivatives that are transacted with non-
clearing houses (October 31, 2023 – $
426

billion). There were
no

exchange-traded derivatives both as at October 31, 2024 and October 31, 2023.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 61
The following table distinguishes the notional amount

of derivatives held or issued for non-trading

purposes between those that have been

designated in qualifying
hedge accounting relationships and those

which have not been designated in qualifying

hedge accounting relationships.
Notional of Non-Trading Derivatives
(millions of Canadian dollars) As at
October 31, 2024
Derivatives in qualifying hedging relationships Derivatives not in
Derivatives held or issued for Fair Cash Net qualifying hedging hedging (non-trading) purposes value flow 1 Investment 1 relationships Total
Interest rate contracts $
395,687
$
340,741
$
–
$
974,641
$
1,711,069
Foreign exchange contracts
–
159,693
–
15,771
175,464
Credit derivative contracts
–
–
–
2,708
2,708
Other contracts
–
2,409
–
33,640
36,049
Total notional non-trading $
395,687
$
502,843
$
–
$
1,026,760
$
1,925,290
October 31, 2023
Interest rate contracts $
372,214
$
298,328
$
–
$
1,529,603
$
2,200,145
Foreign exchange contracts
–
144,485
–
16,429
160,914
Credit derivative contracts
–
–
–
2,191
2,191
Other contracts
–
2,241
–
30,015
32,256
Total notional non-trading $
372,214
$
445,054
$
–
$
1,578,238
$
2,395,506
1
Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. These derivatives are used to hedge foreign exchange rate risk in cash flow hedges and net investment hedges.
The following table discloses the notional

principal amount of OTC derivatives and exchange-traded

derivatives based on their contractual terms

to maturity.
Derivatives by Remaining Term-to-Maturity
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Within Over 1 year Over
Notional Principal 1 year to 5 years 5 years Total Total
Interest rate contracts
Futures $
639,609
$
121,503
$
–
$
761,112
$
1,377,932
Forward rate agreements
550,518
18,386
5,385
574,289
628,416
Swaps
7,354,061
8,828,049
3,657,135
19,839,245
16,974,557
Options written
59,930
35,462
4,098
99,490
111,734
Options purchased
62,000
52,319
5,192
119,511
140,437
Total interest rate contracts
8,666,118
9,055,719
3,671,810
21,393,647
19,233,076
Foreign exchange contracts
Futures
–
–
–
–
–
Forward contracts
363,791
14,994
1,830
380,615
231,601
Swaps
1,649,432
40,989
2,180
1,692,601
2,021,332
Cross-currency interest rate swaps
419,447
863,763
386,367
1,669,577
1,448,859
Options written
52,418
4,354
5
56,777
51,216
Options purchased
44,184
5,153
22
49,359
36,959
Total foreign exchange contracts
2,529,272
929,253
390,404
3,848,929
3,789,967
Credit derivative contracts
Credit default swaps – protection purchased
1,675
7,406
6,423
15,504
12,156
Credit default swaps – protection sold
431
781
681
1,893
2,535
Total credit derivative contracts
2,106
8,187
7,104
17,397
14,691
Other contracts
Equity contracts
209,083
67,387
1,558
278,028
221,265
Commodity contracts
219,998
25,104
493
245,595
164,170
Total other contracts
429,081
92,491
2,051
523,623
385,435
Total $
11,626,577
$
10,085,650
$
4,071,369
$
25,783,596
$
23,423,169

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 62
The following table discloses the notional amount

and average price of derivative instruments

designated in qualifying hedge accounting

relationships.
Hedging Instruments by Remaining Term-to-Maturity
(millions of Canadian dollars, except

as noted)
As at
October 31 October 31
2024 2023
Within Over 1 year Over 5
Notional 1 year to 5 years years Total Total
Interest rate risk
Interest rate swaps
Notional – pay fixed $
18,647
$
106,879
$
105,214
$
230,740
$
238,472
Average fixed interest rate %
2.86
3.06
2.31
Notional – received fixed
112,428
178,069
26,652
317,149
253,798
Average fixed interest rate %
4.17
3.02
3.02
Total notional – interest rate risk
131,075
284,948
131,866
547,889
492,270
Foreign exchange risk
1
Forward contracts
Notional – USD/CAD
2,278
5,466
72
7,816
8,067
Average FX forward rate
1.31
1.30
1.31
Notional – EUR/CAD
2,623
11,180
1,338
15,141
14,664
Average FX forward rate
1.63
1.54
1.56
Notional – other
810
91
–
901
172
Cross-currency swaps 2,3
Notional – USD/CAD
9,345
28,810
8,789
46,944
51,497
Average FX rate
1.29
1.32
1.29
Notional – EUR/CAD
10,197
36,145
15,535
61,877
47,618
Average FX rate
1.41
1.46
1.44
Notional – GBP/CAD
1,792
7,860
108
9,760
5,723
Average FX rate
1.65
1.68
1.73
Notional – other currency pairs 4
5,019
11,537
698
17,254
16,744
Total notional – foreign exchange risk
32,064
101,089
26,540
159,693
144,485
Equity Price Risk
Notional – equity contracts
2,409
–
–
2,409
2,241
Total notional $
165,548
$
386,037
$
158,406
$
709,991
$
638,996
1 Foreign currency denominated deposit liabilities are also used to hedge foreign exchange risk. Includes $
77.4

billion (October 31, 2023 – $
67.2

billion) of the carrying value of these non-
derivative hedging instruments

designated under net investment hedges.
2

Cross-currency swaps may be used to hedge 1) foreign exchange risk, or 2) a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both types of hedge relationships are disclosed in the foreign exchange risk category.
3

Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. The notional amount of these interest rate swaps, excluded from the above, is
$
188.5

billion as at October 31, 2024 (October 31, 2023 – $
178.3

billion).
4
Includes derivatives executed to manage non-trading foreign currency exposures, when more than one currency is involved prior to hedging to the Canadian dollar, or when the currency
pair is not a significant exposure for the Bank.
Interest Rate Benchmark Reform
As at October 31, 2024, the Bank has transitioned

all derivative instruments designated in qualifying

hedge accounting relationships referencing

CDOR to an ARR
and it
no

longer has exposure to any residual

CDOR derivative notional amounts (October

31, 2023 – $
284

billion).
(c)

DERIVATIVE-RELATED RISKS
Market Risk
Derivatives, in the absence of any compensating

upfront cash payments, generally have no

market value at inception. They obtain value,

positive or negative, as
relevant interest rates, foreign exchange

rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative
transactions have become more or less favourable

than what can be negotiated under current

market conditions for contracts with the same

terms and the same
remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing

factors is generally referred to as market risk.
Credit Risk
Credit risk on derivatives, also known as counterparty

credit risk, is the risk of a financial loss

occurring as a result of the failure of a

counterparty to meet its
obligation to the Bank.
Derivative-related credit risks are subject

to the same credit approval, limit and

monitoring standards that are used for managing

other transactions that create
credit exposure. This includes evaluating

the creditworthiness of counterparties, and

managing the size, diversification and maturity

structure of the portfolios. The
Bank actively engages in risk mitigation

strategies through the use of multi-product

derivative master netting agreements,

collateral and other risk mitigation
techniques. Master netting agreements reduce

risk to the Bank by allowing the Bank

to close out and net transactions with counterparties

subject to such
agreements upon the occurrence of certain

events.
The current replacement cost and credit equivalent

amount shown in the following table are based

on the
standardized approach for counterparty credit

risk. According to this approach, the

current replacement cost accounts for

the fair value of the positions, posted and
received collateral, and master netting agreement

clauses. The credit equivalent amount is the

sum of the current replacement cost

and the potential future
exposure, which is calculated by applying

factors determined by OSFI to the notional

principal amount of the derivatives. The risk-weighted

amount is determined
by applying the adequate risk weights to

the credit equivalent amount.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 63
Credit Exposure of Derivatives
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Current Credit Risk- Current Credit Risk-
replacement equivalent weighted replacement equivalent weighted cost amount amount cost amount amount
Interest rate contracts
Forward rate agreements $
35
$
102
$
29
$
32
$
141
$
70
Swaps
4,215
11,037
964
6,436
13,423
1,142
Options written
7
140
26
3
92
27
Options purchased
17
123
23
27
140
39
Total interest rate contracts
4,274
11,402
1,042
6,498
13,796
1,278
Foreign exchange contracts
Forward contracts
1,746
5,643
1,022
1,514
4,732
968
Swaps
3,234
16,136
2,246
4,184
19,252
2,863
Cross-currency interest rate swaps
4,124
17,176
1,515
5,668
18,249
1,767
Options written
36
291
59
27
306
71
Options purchased
50
239
64
64
252
93
Total foreign exchange contracts
9,190
39,485
4,906
11,457
42,791
5,762
Other contracts
Credit derivatives
–
207
30
4
278
50
Equity contracts
669
8,964
2,348
762
8,147
2,577
Commodity contracts
1,115
5,752
848
829
4,980
1,102
Total other contracts
1,784
14,923
3,226
1,595
13,405
3,729
Total derivatives
15,248
65,810
9,174
19,550
69,992
10,769
Qualifying Central Counterparty Contracts
10,529
19,117
652
6,494
27,211
969
Total $
25,777
$
84,927
$
9,826
$
26,044
$
97,203
$
11,738
Current Replacement Cost of Derivatives
(millions of Canadian dollars, except

as noted)
As at
Canada
1
United States
1
Other international
1
Total
October 31 October 31 October 31 October 31 October 31 October 31 October 31 October 31
By sector 2024 2023 2024 2023 2024 2023 2024 2023
Financial $
4,647
$
5,132
$
38
$
23
$
272
$
234
$
4,957
$
5,389
Government
3,594
5,441
98
189
2,618
4,455
6,310
10,085
Other
1,670
1,508
639
654
1,671
1,913
3,980
4,075
Total current replacement cost $
9,911
$
12,081
$
775
$
866
$
4,561
$
6,602
$
15,247
$
19,549
October 31 October 31
October 31 October 31 2024 2023
By location of risk 2024 2023 % mix % mix
Canada $
3,737
$
3,720
24.5
%
19.0
%
United States
4,937
7,108
32.4
36.4
Other international
United Kingdom
775
883
5.1
4.5
Europe – other
2,828
3,164
18.5
16.2
Other
2,970
4,674
19.5
23.9
Total Other international
6,573
8,721
43.1
44.6
Total current replacement cost $
15,247
$
19,549
100.0
%
100.0
%
1

Based on geographic location of unit responsible for recording revenue.
Certain of the Bank’s derivative contracts are

governed by master derivative agreements

having provisions that may permit the

Bank’s counterparties to require,
upon the occurrence of a certain contingent event:

(1) the posting of collateral or other acceptable

remedy such as assignment of the affected

contracts to an
acceptable counterparty;

or (2)

settlement of outstanding derivative contracts.

Most often, these contingent events are in the

form of a downgrade of the senior
debt rating of the Bank, either as counterparty

or as guarantor of one of the Bank’s subsidiaries.

At October 31, 2024, the aggregate net liability

position of those
contracts would require: (1) the posting of

collateral or other acceptable remedy

totalling $
511

million (October 31, 2023 – $
407

million) in the event of a one-notch
or two-notch downgrade in the Bank’s senior debt rating;

and (2) funding totalling $
134

million (October 31, 2023 –
nil ) following the termination and settlement of
outstanding derivative contracts in the event

of a one-notch or two-notch downgrade in

the Bank’s senior debt rating.
Certain of the Bank’s derivative contracts are

governed by master derivative agreements

having credit support provisions

that permit the Bank’s counterparties
to call for collateral depending on the net mark-to-market

exposure position of all derivative contracts

governed by that master derivative agreement.

Some of
these agreements may permit the Bank’s counterparties

to require, upon the downgrade of the credit rating

of the Bank, to post additional collateral.

As at
October 31, 2024, the fair value of all derivative

instruments with credit risk related

contingent features in a net liability position

was $
16

billion (October 31, 2023 –
$
16

billion). The Bank has posted $
17

billion (October 31, 2023 – $
16

billion) of collateral for this exposure in the normal

course of business. As at
October 31, 2024, the impact of a one-notch downgrade

in the Bank’s credit rating would require the Bank

to post an additional $
49

million (October 31, 2023 –
$
147

million) of collateral to that posted in the normal

course of business. A two-notch downgrade

in the Bank’s credit rating would require the Bank

to post an
additional $
1,228

million (October 31, 2023 – $
223

million) of collateral to that posted in the normal

course of business.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 64
NOTE 12: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over

The Charles Schwab Corporation (“Schwab”)

and the ability to participate in the financial

and operational policy-making
decisions of Schwab through a combination

of the Bank’s ownership, board representation

and the insured deposit account agreement

between the Bank and
Schwab. As such, the Bank accounts for its

investment in Schwab using the equity

method. The Bank’s share of Schwab’s earnings available

to common
shareholders is reported with a one-month

lag. The Bank takes into account changes

in the one-month lag period that would

significantly affect the results.
On August 21, 2024, the Bank sold
40.5

million shares of common stock of Schwab for

proceeds of approximately $
3.4

billion (US$
2.5

billion). The share sale
reduced the Bank’s ownership interest in Schwab

from
12.3
% to
10.1
%. The Bank recognized approximately

$
1.0

billion (US$
0.7

billion) as other income (net of
$
0.5

billion (US$
0.4

billion) loss from AOCI reclassified

to earnings), in the fourth quarter of fiscal 2024.

The Bank continues to account for its investment

in
Schwab using the equity method.
As at October 31, 2024, the Bank’s reported investment

in Schwab was approximately
10.1
% (October 31, 2023 –
12.4
%), consisting of
7.5
% of the outstanding
voting common shares and the remainder

in non-voting common shares of Schwab

with an aggregate fair value of $
18

billion (US$
13

billion) (October 31, 2023 –
$
16

billion (US$
12

billion)) based on the closing price of US$
70.83

(October 31, 2023 – US$
52.04
) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder

agreement (the “Stockholder Agreement”)

under which the Bank has the right to designate

two members of
Schwab’s Board of Directors and has representation

on two Board Committees, subject to

the Bank meeting certain conditions. The Bank’s designated

directors
currently are the Bank’s Group President and

Chief Executive Officer and the Bank’s former Chair

of the Board. Under the Stockholder

Agreement, the Bank is not
permitted to own more than
9.9
% voting common shares of Schwab,

and the Bank is subject to customary

standstill restrictions and subject to certain exceptions,
transfer restrictions.
The carrying value of the Bank’s investment in

Schwab of $
9.0

billion as at October 31, 2024 (October

31, 2023 – $
8.9

billion) represents the Bank’s share of
Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles,

and cumulative translation adjustment.

The Bank’s share of net income from its investment
in Schwab of $
703

million during the year ended October 31, 2024

(October 31, 2023 – $
864

million), reflects net income after adjustments

for amortization of
certain intangibles net of tax.
The following tables represent the gross

amount of Schwab’s total assets, liabilities, net

revenues, net income available to common
stockholders, other comprehensive income (loss),

and comprehensive income (loss).
Summarized Financial Information
(millions of Canadian dollars) As at
September 30 September 30
2024 2023
Total assets $
630,363
$
644,139
Total liabilities
566,502
592,923
(millions of Canadian dollars) For the years ended September 30
2024 2023
Total net revenues $
25,493
$
26,811
Total net income available to common stockholders
6,376
7,483
Total other comprehensive income (loss)
8,356
3,247
Total comprehensive income (loss)

14,732

10,730
Insured Deposit Account Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA

Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by

up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for the

sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first six

years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab had the option

to buy down up
to $
6.8

billion (US$
5

billion) of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits.
By the end of the first quarter of fiscal 2024,

Schwab had fully exercised its option to buy

down up to US$
5

billion of FROA and had paid a total of

$
337

million
(US$
250

million) in termination fees to the Bank in

accordance with the 2023 Schwab IDA Agreement.

The fees were intended to compensate

the Bank for losses
incurred from discontinuing certain hedging relationships

and for lost revenues. The net impact

was recorded in net interest income.
Refer to Note 27 for further details on

the Schwab IDA Agreement.
INVESTMENT IN OTHER ASSOCIATES OR JOINT VENTURES
Except for Schwab as disclosed above,

the Bank did not have investments in associates

or joint ventures which were individually

material as of October 31, 2024,
or October 31, 2023. The carrying amount

of the Bank’s investment in other associates and

joint ventures as at October 31, 2024 was

$
4.9

billion
(October 31, 2023 – $
4.2

billion).
Other associates and joint ventures consisted

predominantly of investments in private

funds or partnerships that make equity investments,

provide debt
financing or support community-based tax-advantaged

investments. The investments in these

entities generate a return primarily through

the realization of U.S.
federal and state income tax credits,

including Low Income Housing Tax Credits, New Markets Tax Credits,

and Historic Tax Credits.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 65
NOTE 13: SIGNIFICANT TRANSACTIONS
(a)

Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed

the acquisition of Cowen Inc. (“Cowen”).

The acquisition advances the Wholesale Banking

segment’s long-term growth
strategy in the U.S. and adds complementary

products and services to the Bank’s existing

businesses. The results of the acquired

business have been
consolidated by the Bank from the closing date

and primarily reported in the Wholesale Banking

segment. Consideration included $
1,500

million
(US$
1,100

million) in cash for
100
% of Cowen’s common shares outstanding, $
253

million (US$
186

million) for the settlement of Cowen’s Series A Preferred
Stock, and $
205

million (US$
151

million) related to the replacement of share-based

payment awards.
The acquisition was accounted for as a business

combination under the purchase method.

The acquisition contributed $
10,793

million (US$
7,928

million) of
assets and $
10,005

million (US$
7,351

million) of liabilities. The excess of accounting

consideration over the fair value of the

tangible net assets acquired was
allocated to intangible assets of $
298

million (US$
219

million) net of taxes, and goodwill of $
872

million (US$
641

million). Goodwill is not deductible for tax
purposes.
For the year ended October 31, 2023, the

contribution of Cowen to the Bank’s revenue and

net income was not significant, nor would

it have been significant if
the acquisition had occurred as of November

1, 2022.
The Bank continues to dispose of certain non-core

businesses that were acquired in connection

with the Cowen acquisition. These non-core

businesses are
disposal groups which meet the criteria to be

classified as held for sale and are measured at

the lower of their carrying amount and

fair value less costs to sell. The
assets and liabilities of these disposal groups

are recorded in Other assets and Other liabilities,

respectively, on the Consolidated Balance Sheet. During the

year
ended October 31, 2023, the Bank disposed of

a reinsurance subsidiary that was classified

as held for sale. During the year ended

October 31, 2024, the Bank
disposed of Cowen’s legacy prime brokerage

and outsourced trading business that

was classified as held for sale. As at October

31, 2024, assets of $
775

million
(October 31, 2023 – $
1,958

million) and liabilities of $
337

million (October 31, 2023 – $
1,291

million) were classified as held for sale.
(b) Termination of the Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon

announced their mutual decision

to terminate the previously announced merger

agreement for the Bank to acquire
First Horizon. Under the terms of the termination

agreement, the Bank made a $
306

million (US$
225

million) cash payment to First Horizon on

May 5, 2023. The
termination payment was recognized in non-interest

expenses in the third quarter of fiscal 2023

and was reported in the Corporate segment.
In connection with the transaction, the Bank had

invested US$
494

million in non-voting First Horizon preferred

stock. During the second quarter of fiscal

2023,
the Bank recognized a valuation adjustment

loss of $
199

million (US$
147

million) on this investment, recorded in OCI. On

June 26, 2023, in accordance with the
terms of the preferred share purchase agreement,

the preferred stock converted into approximately
19.7

million common shares of First Horizon,

resulting in the
Bank recognizing a loss of $
166

million (US$
126

million) during the third quarter of fiscal 2023

in OCI based on First Horizon’s common

share price at the time of
conversion. Upon conversion, the losses recognized

to date, including the impact of foreign exchange,

were reclassified directly to retained earnings.

The Bank
elected to record subsequent fair value changes

on the common shares in OCI. On June

5, 2024, the Bank sold its holdings of First

Horizon common shares.
Gains of $
115

million (US$
75

million) recognized in OCI since the date

of conversion, which included the impact

of foreign exchange, were reclassified

directly to
retained earnings during the third quarter of

fiscal 2024.
The Bank had also implemented a strategy

to mitigate the impact of interest rate volatility

to capital on closing of the acquisition.

The Bank determined that the
fair value of First Horizon’s fixed rate financial assets

and liabilities and certain intangible

assets would have been sensitive to interest

rate changes. The fair value
of net assets would have determined the

amount of goodwill to be recognized on

closing of the acquisition. Increases in goodwill

and intangibles would have
negatively impacted capital ratios because they

are deducted from capital under OSFI

Basel III rules. In order to mitigate this volatility

to closing capital, the Bank
de-designated certain interest rate swaps

hedging fixed income investments in

fair value hedge accounting

relationships.
As a result of the de-designation, mark-to-market

gains (losses) on these swaps were recognized

in earnings, without any corresponding offset

from the
previously hedged investments. Such gains (losses)

would have mitigated the capital impact from

changes in the amount of goodwill recognized

on closing of the
acquisition. The de-designation also triggered

the amortization of the investments’ basis adjustment

to net interest income over the remaining

expected life of the
investments.
Prior to the termination of the merger agreement

on May 4, 2023, for the year ended October

31, 2023, the Bank reported ($
1,386
) million in non-interest
income related to the mark-to-market on

the swaps, and $
262

million in net interest income related to

the basis adjustment amortization. In addition,

for the year
ended October 31, 2023, the Bank reported

$
585

million in non-interest income related to

the net interest earned on the swaps.
Following the announcement to terminate

the merger agreement, the Bank discontinued

this strategy and reinstated hedge accounting

on the portfolio of fixed
income investments using new swaps entered

into at higher market rates. The impact

from the higher swap rates and the basis adjustment

amortization discussed
above is reported in net interest income.

Income recognized from this strategy

will reverse over time causing a decrease

to net interest income. For the year ended
October 31, 2024, the decrease to net interest income

was $
242

million (October 31, 2023 – $
127

million), recorded in the Corporate segment.
NOTE 14: GOODWILL AND OTHER INTANGIBLES
GOODWILL
The recoverable amount of the Bank’s CGUs or groups

of CGUs is determined from internally

developed valuation models that consider

various factors and
assumptions such as forecasted earnings, growth

rates, discount rates, and terminal

growth rates. Management is required

to use judgment in estimating the
recoverable amount of the CGUs or groups

of CGUs,

and the use of different assumptions and estimates

in the calculations could influence the

determination of
the existence of impairment and the valuation

of goodwill. Management believes that the assumptions

and estimates used are reasonable

and supportable. Where
possible, assumptions generated internally

are compared to relevant market information.

The carrying amounts of the Bank’s CGUs or groups

of CGUs are
determined by management using risk-based

capital models to adjust net assets and liabilities

by CGU. These models consider various

factors including market
risk, credit risk,

and operational risk, including investment

capital (comprised of goodwill and other intangibles).

As at the date of the last impairment test,

the
amount of capital not directly attributable

to the CGUs and held within the Corporate

segment was approximately $
11.5

billion and primarily related to treasury
assets and excess capital managed within the

Corporate segment.

The Bank’s capital oversight committees provide

oversight to the Bank’s capital allocation
methodologies.
Key Assumptions
The recoverable amount of each CGU or group

of CGUs has been determined based on its estimated

value-in-use. In assessing value-in-use, estimated

future
cash flows based on the Bank’s internal forecast

are discounted using an appropriate pre-tax

discount rate.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 66
The following were the key assumptions

applied in the goodwill impairment testing:
Discount Rate
The pre-tax discount rates used reflect

current market assessments

of the risks specific to each group of

CGUs and are dependent on the risk profile

and capital
requirements of each group of CGUs.
Forecasted Earnings
The earnings included in the goodwill impairment

testing for each group of CGUs were based

on the Bank’s internal forecast, which projects

expected cash flows
over the next five years,

with the exception of the U.S. Personal and

Commercial Banking group of CGUs

where cash flow projections covering a

seven year
period were used, which more closely aligns

with the long-term strategic growth plan for

the business.
Terminal Growth Rates
Beyond the Bank’s internal forecast, cash flows

were assumed to grow at a steady terminal

growth rate. Terminal growth rates were based on the expected long-
term growth of gross domestic product and

inflation and ranged from
2.0
% to
4.1
% (2023 –
2.0
% to
4.1
%).
In considering the sensitivity of the key assumptions

discussed above, management determined

that a reasonable change in any of the

above would not result in
the recoverable amount of any of the groups

of CGUs to be less than their carrying amount.
Goodwill by Segment
(millions of Canadian dollars) Canadian
Personal and Wealth
Commercial U.S. Management Wholesale
Banking Retail 1 and Insurance Banking Total
Carrying amount of goodwill as at November 1, 2022 $
902
$
14,363
$
2,104
$
287
$
17,656
Additions (disposals)
–
–
–
744
744
Foreign currency translation adjustments and other
–
257
18
(73)
202
Carrying amount of goodwill as at October 31, 2023
2
$
902
$
14,620
$
2,122
$
958
$
18,602
Additions (disposals)
3
–
–
–
128
128
Foreign currency translation adjustments and other
–
43
3
75
121
Carrying amount of goodwill as at October 31, 2024 2 $
902
$
14,663
$
2,125
$
1,161
$
18,851
Pre-tax discount rates
2023
9.7
–
9.9
%
10.0
–
11.3
%
9.6
–
11.0
%
13.9
%
2024
9.7
–
9.9

10.7
–
11.8

10.9
–
11.0

14.4
1 Goodwill predominantly relates to U.S. Personal and Commercial Banking.
2 Accumulated impairment as at October 31, 2024 and October 31, 2023 was nil .
3
Includes adjustments to the purchase price allocation in connection with the Cowen acquisition.
OTHER INTANGIBLES
The following table presents details of other

intangibles as at October 31, 2024 and

October 31, 2023.
Other Intangibles
(millions of Canadian dollars) Credit card Internally
Core deposit related generated Other Other
intangibles intangibles software software intangibles Total
Cost
As at November 1, 2022 $
2,664
$
848
$
2,918
$
233
$
1,165
$
7,828
Additions
–
–
846
52
395
1,293
Disposals
–
–
(1)
(2)
–
(3)
Fully amortized intangibles
–
–
(582)
(37)
–
(619)
Foreign currency translation adjustments
and other 1
48
2
(78)
(10)
(4)
(42)
As at October 31, 2023 $
2,712
$
850
$
3,103
$
236
$
1,556
$
8,457
Additions
–
–
961
23
9
993
Disposals
–
–
(5)
(6)
(6)
(17)
Fully amortized intangibles
–
–
(627)
(60)
–
(687)
Foreign currency translation adjustments
and other
8
1
(25)
2
36
22
As at October 31, 2024 $
2,720
$
851
$
3,407
$
195
$
1,595
$
8,768
Amortization and impairment
As at November 1, 2022 $
2,662
$
771
$
1,256
$
153
$
683
$
5,525
Disposals
–
–
–
–
–
–
Impairment losses (reversals)
–
–
–
–
–
–
Amortization charge for the year
2
11
443
36
180
672
Fully amortized intangibles
–
–
(582)
(37)
–
(619)
Foreign currency translation adjustments
and other 1
48
3
10
11
36
108
As at October 31, 2023 $
2,712
$
785
$
1,127
$
163
$
899
$
5,686
Disposals
–
–
–
(3)
–
(3)
Impairment losses (reversals)
–
–
–
–
–
–
Amortization charge for the year
–
11
498
32
161
702
Fully amortized intangibles
–
–
(627)
(60)
–
(687)
Foreign currency translation adjustments
and other
8
–
(2)
3
17
26
As at October 31, 2024 $
2,720
$
796
$
996
$
135
$
1,077
$
5,724
Net Book Value:
As at October 31, 2023 $
–
$
65
$
1,976
$
73
$
657
$
2,771
As at October 31, 2024
–
55
2,411
60
518
3,044
1

Includes amounts related to restructuring. Refer to Note 26 for further details.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 67
NOTE 15: LAND, BUILDINGS, EQUIPMENT, OTHER DEPRECIABLE ASSETS,

AND RIGHT-OF-USE ASSETS
The following table presents details of the

Bank’s land, buildings, equipment, and other depreciable

assets as at October 31, 2024

and October 31, 2023.
Land, Buildings, Equipment, and Other

Depreciable Assets
(millions of Canadian dollars) Furniture,
fixtures,
and other
Computer depreciable Leasehold
Land Buildings equipment assets improvements Total
Cost
As at November 1, 2022 $
949
$
2,564
$
817
$
1,415
$
3,461
$
9,206
Additions

1
172
227
244
401
1,045
Disposals 1
(13)
(11)
(15)
(53)
(21)
(113)
Fully depreciated assets
–
(18)
(109)
(112)
(199)
(438)
Foreign currency translation adjustments

and other
2
(18)
(152)
(3)
17
37
(119)
As at October 31, 2023

919
2,555
917
1,511
3,679
9,581
Additions
–
216
153
362
485
1,216
Disposals 1
–
(9)
(65)
(137)
(127)
(338)
Fully depreciated assets
–
(22)
(143)
(171)
(289)
(625)
Foreign currency translation adjustments

and other
2
6
47
(11)
2
42
86
As at October 31, 2024 $
925
$
2,787
$
851
$
1,567
$
3,790
$
9,920
Accumulated depreciation and
impairment losses
As at November 1, 2022 $
–
$
983
$
365
$
785
$
1,702
$
3,835
Depreciation charge for the year
–
84
175
152
274
685
Disposals 1
–
(8)
(15)
(53)
(20)
(96)
Impairment losses
–
1
1
5
4
11
Fully depreciated assets
–
(18)
(109)
(112)
(199)
(438)
Foreign currency translation adjustments

and other
2
–
(50)
1
10
31
(8)
As at October 31, 2023

–
992
418
787
1,792
3,989
Depreciation charge for the year
–
93
179
165
298
735
Disposals 1
–
(9)
(62)
(134)
(108)
(313)
Impairment losses
–
–
11
7
1
19
Fully depreciated assets
–
(22)
(143)
(171)
(289)
(625)
Foreign currency translation adjustments

and other
2
–
25
(4)
13
42
76
As at October 31, 2024 $
–
$
1,079
$
399
$
667
$
1,736
$
3,881
Net Book Value Excluding Right-of-Use Assets:
As at October 31, 2023 $
919
$
1,563
$
499
$
724
$
1,887
$
5,592
As at October 31, 2024
925
1,708
452
900
2,054
6,039
1

Cash received from disposals was $
22

million for the year ended October 31, 2024 (October 31, 2023 – $
57

million).
2

Includes amounts related to restructuring and adjustments to reclassify held-for-sale items to other assets.

Refer to Note 26 for further details.
The following table presents details of the

Bank’s ROU assets as recorded in accordance

with IFRS 16,
Leases
. Refer to Note 18 and Note 26 for the related

lease
liabilities details.
Right-of-Use Assets Net Book Value
(millions of Canadian dollars) Computer
Land Buildings equipment Total
As at November 1, 2022 $
777
$
3,208
$
44
$
4,029
Additions
5
238
–
243
Depreciation
(91)
(439)
(13)
(543)
Reassessments, modifications, and variable

lease payment adjustments
6
70
–
76
Terminations and impairment
–
–
–
–
Foreign currency translation adjustments

and other
12
24
1
37
As at October 31, 2023 $
709
$
3,101
$
32
$
3,842
Additions
3
373
48
424
Depreciation
(97)
(462)
(13)
(572)
Reassessments, modifications, and variable lease

payment adjustments
21
130
(20)
131
Terminations and impairment
–
1
–
1
Foreign currency translation adjustments

and other
(3)
(25)
–
(28)
As at October 31, 2024 $
633
$
3,118
$
47
$
3,798
Total Land, Buildings, Equipment, Other Depreciable

Assets, and Right-of-Use Assets Net

Book Value
(millions of Canadian dollars) Furniture,
fixtures,
and other
Computer depreciable Leasehold
Land Buildings equipment assets improvements Total
As at October 31, 2023 $
1,628
$
4,664
$
531
$
724
$
1,887
$
9,434
As at October 31, 2024
1,558
4,826
499
900
2,054
9,837

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 68
NOTE 16: OTHER ASSETS
Other Assets
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Accounts receivable and other items 1 $
12,931
$
13,893
Accrued interest
5,509
5,504
Cheques and other items in transit
1,656
–
Current income tax receivable
4,061
4,814
Defined benefit asset (Note 23)
1,042
1,254
Prepaid expenses 2
1,794
1,462
Reinsurance contract assets
1,188
702
Total 2 $
28,181
$
27,629
1

Includes assets related to disposal groups classified as held-for-sale in connection with the Cowen acquisition. Refer to Note 13 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
NOTE 17: DEPOSITS
Demand deposits are those for which

the Bank does not have the right to require notice

prior to withdrawal, which primarily include business

and government
chequing accounts. Notice deposits are those

for which the Bank can legally require notice

prior to withdrawal, which include both

savings and chequing accounts.
Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period,

with terms ranging from one day to ten
years and generally include fixed term deposits,

guaranteed investment certificates,

senior debt, and similar instruments.

The aggregate amount of term deposits
in denominations of $100,000 or more as

at October 31, 2024 was $
546

billion (October 31, 2023 – $
512

billion).
Deposits
(millions of Canadian dollars) As at
October 31 October 31
By Type By Country 2024 2023
Demand Notice Term
1
Canada United States International Total Total
Personal $
18,068
$
479,841
$
143,758
$
339,534
$
302,133
$
–
$
641,667
$
626,596
Banks
12,646
317
44,735
20,590
36,484
624
57,698
31,225
Business and government
2
150,664
193,134
225,517
400,439
161,291
7,585
569,315
540,369
181,378
673,292
414,010
760,563
499,908
8,209
1,268,680
1,198,190
Trading
–
–
30,412
23,807
3,357
3,248
30,412
30,980
Designated at fair value
through profit or loss 3
–
–
207,668
56,029
75,140
76,499
207,668
191,988
Total $
181,378
$
673,292
$
652,090
$
840,399
$
578,405
$
87,956
$
1,506,760
$
1,421,158
Non-interest-bearing deposits included

above
4
Canada

$
58,873
$
61,581
United States

73,509
76,376
International
–
23
Interest-bearing deposits included above
4
Canada

781,526
712,283
United States 5

504,896
482,247
International

87,956
88,648
Total 2,6

$
1,506,760
$
1,421,158
1 Includes $
97.6

billion (October 31, 2023 – $
103.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
75.4

billion relating to covered bondholders (October 31, 2023 – $
54.0

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
246.0

million (October 31, 2023 – $
142.3

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
13.1

billion (October 31, 2023 – $
13.9

billion) of U.S. federal funds deposited and $
36.2

billion (October 31, 2023 – $
9.0

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
810.2

billion (October 31, 2023 – $
779.9

billion) denominated in U.S. dollars and $
140.7

billion (October 31, 2023 – $
115.0

billion) denominated in other foreign
currencies.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 69
Term Deposits by Remaining Term-to-Maturity
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Over Over Over Over
Within 1 year to 2 years to 3 years to 4 years to Over
1 year 2 years 3 years 4 years 5 years 5 years Total Total
Personal $
113,041
$
15,120
$
8,906
$
3,253
$
3,431
$
7
$
143,758
$
118,862
Banks
44,732
–
1
–
2
–
44,735
19,710
Business and government
87,025
37,681
45,697
16,981
13,989
24,144
225,517
215,709
Trading
15,622
5,488
3,967
1,611
1,988
1,736
30,412
30,980
Designated at fair value through
profit or loss
206,191
1,477
–
–
–
–
207,668
191,988
Total $
466,611
$
59,766
$
58,571
$
21,845
$
19,410
$
25,887
$
652,090
$
577,249
Term Deposits due within a Year
(millions of Canadian dollars) As at
October 31 October 31
2024 2023

Over 3 Over 6
Within months to months to
3 months 6 months 12 months Total Total
Personal $
46,226
$
30,780
$
36,035
$
113,041
$
81,215
Banks
19,001
2,434
23,297
44,732
19,705
Business and government
47,672
11,295
28,058
87,025
88,034
Trading
7,038
2,768
5,816
15,622
16,416
Designated at fair value through
profit or loss
75,982
51,980
78,229
206,191
191,876
Total $
195,919
$
99,257
$
171,435
$
466,611
$
397,246
NOTE 18: OTHER LIABILITIES
Other Liabilities
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Accounts payable, accrued expenses, and

other items
1,2
$
7,706
$
8,314
Accrued interest
5,559
4,421
Accrued salaries and employee benefits
5,386
4,993
Cheques and other items in transit 2
–
2,245
Current income tax payable
67
162
Deferred tax liabilities (Note 24)
300
204
Defined benefit liability (Note 23)
1,380
1,244
Lease liabilities
3
5,013
5,050
Liabilities related to structured entities
22,792
17,520
Provisions (Note 26)
3,675
3,421
Total 2 $
51,878
$
47,574
1
Includes liabilities related to disposal groups classified as held-for-sale in connection with the Cowen acquisition.

Refer to Note 13 for further details.
2
Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
3 Refer to Note 26 for lease liability maturity and lease payment details.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 70
NOTE 19: SUBORDINATED NOTES AND DEBENTURES
Subordinated notes and debentures are

direct unsecured obligations of the Bank

or its subsidiaries and are subordinated in

right of payment to the claims of
depositors and certain other creditors. Redemptions,

cancellations, exchanges, and modifications

of subordinated debentures qualifying

as regulatory capital are
subject to the consent and approval of OSFI.
Subordinated Notes and Debentures
(millions of Canadian dollars, except

as noted)
As at
Earliest par
Interest Reset redemption October 31 October 31
Maturity date rate (%) spread (%) date 2024 2023
May 26, 2025
9.150
n/a – $
200
$
196
July 25, 2029
1
3.224
2,3
1.250
2
July 25, 2024
–
1,513
April 22, 2030
1
3.105
2
2.160
2 April 22, 2025
2,989
3,005
March 4, 2031
1
4.859
2
3.490
2 March 4, 2026
1,257
1,246
September 15, 2031
1
3.625
4
2.205
4 September 15, 2026
2,045
2,018
January 26, 2032
1
3.060
2
1.330
2 January 26, 2027
1,637
1,642
April 9, 2034
1
5.177
5
1.530
5
April 9, 2029
1,803
–
September 10, 2034
1
5.146
6
1.500
September 10, 2029
1,359
–
October 30, 2034
1
1.601
7
1.032
October 30, 2029
183
–
Total $
11,473
$
9,620
1
The subordinated notes and debentures include non-viability contingent capital (NVCC) provisions and qualify as regulatory capital under OSFI’s Capital Adequacy Requirements (CAR)
guideline. Refer to Note 20 for further details.
2

Interest rate is for the period to but excluding the earliest par redemption date, and thereafter,

it will be reset at a rate of three-month bankers’ acceptance rate (as such term is defined in the applicable offering document) plus the reset spread noted.
3 On July 25, 2024, the Bank redeemed all of its outstanding $
1.5

billion
3.224
% medium-term notes due July 25, 2029, at a redemption price of
100

per cent of the principal amount, plus
accrued and unpaid interest to, but excluding, the redemption date.
4
Interest rate is for the period to but excluding the earliest par redemption date, and thereafter,

it will be reset at a rate of
5-year Mid-Swap Rate

plus the reset spread noted.
5
Interest rate is for the period to but excluding the earliest par redemption date, and thereafter,

it will be reset at Daily Compounded Canadian Overnight Repo Rate Average

plus the reset
spread noted.
6
Interest rate is for the period to but excluding the earliest par redemption date, and thereafter,

it will be reset at the prevailing
5-year U.S. Treasury Rate

plus the reset spread noted.
7
Interest rate is for the period to but excluding the earliest par redemption date, and thereafter,

it will be reset at the Japanese government bond yield plus the reset spread noted.
NOTE 20: EQUITY
COMMON SHARES
The Bank is authorized by its shareholders

to issue an unlimited number of common

shares, without par value, for unlimited

consideration. The common shares
are not redeemable or convertible. Dividends

are typically declared by the Board of

Directors of the Bank on a quarterly basis and

the amount may vary from
quarter to quarter.
PREFERRED SHARES AND OTHER EQUITY

INSTRUMENTS
Preferred Shares
The Bank is authorized by its shareholders

to issue, in one or more series, an unlimited

number of Class A First Preferred Shares,

without nominal or par value.
Non-cumulative preferential dividends are payable

either quarterly or semi-annually in accordance

with applicable terms, as and when declared

by the Board of
Directors of the Bank. All preferred shares

issued by the Bank currently include

NVCC provisions, necessary for the

preferred shares to qualify as regulatory
capital under OSFI’s CAR guideline. NVCC provisions

require the conversion of the impacted instruments

into a variable number of common shares

upon the
occurrence of a Trigger Event. A Trigger Event is currently defined in the CAR Guideline as an event where

OSFI determines that the Bank is, or is about

to
become, non-viable and that after conversion

or write-off, as applicable, of all non-common

capital instruments and consideration of

any other relevant factors or
circumstances, the viability of the Bank is expected

to be restored, or where the Bank has accepted

or agreed to accept a capital injection or equivalent

support
from a federal or provincial government of

Canada without which the Bank would have

been determined by OSFI to be non-viable.
Limited Recourse Capital Notes
The Bank has issued Limited Recourse

Capital Notes (the “LRCNs”) with recourse

limited to assets held in a trust consolidated

by the Bank (the “Limited Recourse
Trust”). The Limited Recourse Trust’s assets consist of Class A First

Preferred Shares of the Bank, each series

which is issued concurrently with the LRCNs

(the
“LRCN Preferred Shares”). The LRCN Preferred

Shares are eliminated on the Bank’s consolidated

financial statements.
In the event of (i) non-payment of interest

following any interest payment date,

(ii) non-payment of the redemption price

in case of a redemption of the LRCNs,
(iii) non-payment of principal plus accrued

and unpaid interest at the maturity of the LRCNs,

(iv) an event of default on the LRCNs, or

(v) a Trigger Event, the
recourse of each LRCN holder will be limited

to that holder’s pro rata share of the

Limited Recourse Trust’s assets.
The LRCNs, by virtue of the recourse to the LRCN

Preferred Shares, include standard

NVCC provisions necessary for them to qualify

as Additional Tier 1
Capital under OSFI’s CAR guideline. NVCC provisions

require the conversion of the instrument

into a variable number of common

shares upon the occurrence of
a Trigger Event. In such an event, each LRCN Preferred

Share will automatically and immediately be

converted into a variable number of common

shares which
will be delivered to LRCN holders in

satisfaction of the principal amount of, and accrued

and unpaid interest on, the LRCNs.

The number of common shares issued
will be determined based on the conversion

formula set out in the terms of the respective

series of LRCN Preferred Shares.
The LRCNs are compound instruments with

both equity and liability features. Non-payment

of interest and principal in cash does not

constitute an event of
default and will trigger the delivery of the LRCN

Preferred Shares. The liability component

has a nominal value and, therefore,

the proceeds received upon
issuance have been presented as equity, and any interest payments are accounted for as distributions on other

equity instruments.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 71
Perpetual Subordinated Capital Notes
The Bank has issued Perpetual Subordinated

Capital Notes (“Perpetual Notes”). The

Perpetual Notes have no scheduled maturity

or redemption date. Interest
payments are at the discretion of the Bank.

The Perpetual Notes include standard NVCC

provisions necessary for them to qualify

as Additional Tier 1 Capital
under OSFI’s CAR guideline.
The Perpetual Notes are compound instruments

with both equity and liability features. The

liability component has a nominal value

and, therefore, the proceeds
received upon issuance have been presented

as equity, and any interest payments are accounted for as distributions on other equity instruments.
The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding and treasury instruments

held as at and for the
years ended October 31, 2024 and October

31, 2023.
Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(millions of shares or other equity instruments

and millions of Canadian dollars)
October 31, 2024 October 31, 2023
Number Number
of shares Amount of shares Amount
Common Shares
Balance as at beginning of year
1,791.4
$
25,434
1,821.7
$
24,363
Proceeds from shares issued on exercise

of stock options
1.7
112
1.2
83
Shares issued as a result of dividend reinvestment

plan
6.6
529
20.5
1,720
Purchase of shares for cancellation and other
(49.4)
(702)
(52.0)
(732)
Balance as at end of year – common shares
1,750.3
$
25,373
1,791.4
$
25,434
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Series 1
20.0
$
500
20.0
$
500
Series 3
1
–
–
20.0
500
Series 5
20.0
500
20.0
500
Series 7
14.0
350
14.0
350
Series 9
8.0
200
8.0
200
Series 16
14.0
350
14.0
350
Series 18
14.0
350
14.0
350
Series 22 2
–
–
14.0
350
Series 24 3
–
–
18.0
450
Series 27
0.8
850
0.8
850
Series 28
0.8
800
0.8
800

91.6
$
3,900
143.6
$
5,200
Other Equity Instruments 4
Limited Recourse Capital Notes – Series 1
1.8
$
1,750
1.8
$
1,750
Limited Recourse Capital Notes – Series 2
1.5
1,500
1.5
1,500
Limited Recourse Capital Notes – Series 3 5
1.7
2,403
1.7
2,403
Limited Recourse Capital Notes – Series 4
5
0.7
1,023
–
–
Perpetual Subordinated Capital Notes – Series

2023-9
6
0.1
312
–
–
5.8
6,988
5.0
5,653
Balance as at end of year – preferred shares

and other equity instruments
97.4
$
10,888
148.6
$
10,853
Treasury – common shares 7
Balance as at beginning of year
0.7
$
(64)
1.0
$
(91)
Purchase of shares
139.1
(11,209)
94.9
(7,959)
Sale of shares
(139.6)
11,256
(95.2)
7,986
Balance as at end of year – treasury

– common shares
0.2
$
(17)
0.7
$
(64)
Treasury – preferred shares and other equity instruments 7
Balance as at beginning of year
0.1
$
(65)
0.1
$
(7)
Purchase of shares and other equity instruments
6.6
(625)
3.7
(590)
Sale of shares and other equity instruments
(6.5)
672
(3.7)
532
Balance as at end of year – treasury

– preferred shares and other equity
instruments
0.2
$
(18)
0.1
$
(65)
1

On July 31, 2024, the Bank redeemed all of its
20

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 3 (“Series 3 Preferred Shares”), at
a redemption price of $
25.00

per Series 3 Preferred Share, for a total redemption cost of approximately $
500

million.
2

On April 30, 2024, the Bank redeemed all of its
14

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 22 (“Series 22 Preferred
Shares”), at a redemption price of $
25.00

per Series 22 Preferred Share, for a total redemption cost of $
350

million.
3

On July 31, 2024, the Bank redeemed all of its
18

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 24 (“Series 24 Preferred Shares”),
at a redemption price of $
25.00

per Series 24 Preferred Share, for a total redemption cost of approximately $
450

million.
4

For Limited Recourse Capital Notes, the number of shares represents the number of notes issued.
5

For LRCNs – Series 3 and 4, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount. Refer to “Preferred Shares and Other Equity Instruments –
Significant Terms and Conditions” table

for further details.
6

For perpetual subordinated capital notes, the amount represents the Canadian dollar equivalent of the Singapore dollar notional amount. Refer to “Preferred Shares and Other Equity
Instruments – Significant Terms and Conditions”

table for further details.
7

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 72
Preferred Shares and Other Equity Instruments –

Significant Terms and

Conditions
(millions of Canadian dollars)
Annual

Dividend Reset Next redemption/ Convertible
Issue date yield (%)
1
frequency
1
spread (%)
1
conversion date
1,2
into
1,2
NVCC Rate Reset Preferred Shares
Series 1 3
June 4, 2014
4.970
Quarterly
2.240
October 31, 2029
Series 2
Series 5
December 16, 2014
3.876
Quarterly
2.250
January 31, 2025
Series 6
Series 7
March 10, 2015
3.201
Quarterly
2.790
July 31, 2025
Series 8
Series 9
April 24, 2015
3.242
Quarterly
2.870
October 31, 2025
Series 10
Series 16
July 14, 2017
6.301
Quarterly
3.010
October 31, 2027
Series 17
Series 18 4
March 14, 2018
5.747
Quarterly
2.700
April 30, 2028
Series 19
Series 27
April 4, 2022
5.750
Semi-annual
3.317
October 31, 2027
–
Series 28
July 25, 2022
7.232
Semi-annual
4.200
October 31, 2027
–
Annual

Coupon Reset Next redemption Recourse to
Issue date yield (%) frequency spread (%) date Preferred Shares 5
Other Equity Instruments
Perpetual Subordinated Capital Notes
6
July 10, 2024
5.700
Semi-annual
2.652
July 31, 2029
n/a
NVCC Limited Recourse Capital Notes
7
Series 1
July 29, 2021
3.600
Semi-annual
2.747
October 31, 2026
Series 26
Series 2
September 14, 2022
7.283
Semi-annual
4.100
October 31, 2027
Series 29
Series 3
8
October 17, 2022
8.125
Quarterly
4.075
October 31, 2027
Series 30
Series 4
8
July 3, 2024
7.250
Quarterly
2.977
July 31, 2029
Series 31
1

Non-cumulative preferred dividends for each series are payable as and when declared by the Board of Directors.

The dividend rate of the Rate Reset Preferred Shares will reset on the next earliest optional redemption/conversion date and every
5

years thereafter to equal the then
5
-year Government of Canada bond yield plus the noted reset spread. If converted into a series of floating rate preferred shares, the dividend rate for the quarterly period will be equal to the then
90
-day Government of Canada Treasury bill yield plus the noted reset spread
unless otherwise stated.
2

Subject to regulatory consent and unless otherwise stated, preferred shares are redeemable on the next earliest optional redemption date as noted and every
5

years thereafter. Preferred
Shares, except Series 27 and Series 28, are convertible into the corresponding series of floating rate preferred shares on the conversion date noted and every
5

years thereafter if not
redeemed. If converted, the holders have the option to convert back to the original series of preferred shares every
5

years.
3

On October 16, 2024, the Bank announced that none of its
20

million Non-Cumulative 5-Year Rate

Reset Class A First Preferred Shares, Series 1 NVCC (“Series 1 Shares”) would be converted on October 31, 2024 into Non-Cumulative Floating Rate Class A First Preferred Shares, Series 2 (NVCC)

(“Series 2 Shares”) of TD. As previously announced on October 1,
2024, the dividend rate for the Series 1 Shares for the 5-year period from and including October 31, 2024 to but excluding October 31, 2029 will be
4.97
%.
4

On April 18, 2023, the Bank announced that none of its
14

million Non-Cumulative 5-Year Rate Reset

Preferred Shares NVCC, Series 18 (“Series 18 Shares”) would be converted on
April 30, 2023 into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 19 (“Series 19 Shares”). As had

been previously announced on March 31, 2023, the dividend rate for the Series 18 Shares for the 5-year period from and including April 30, 2023 to but excluding April 30, 2028, if declared,

is payable at a per annum rate of
5.747
%.
5

LRCN Preferred Share Series 26 and Series 29 were issued at a price of $
1,000

per share and LRCN Preferred Share Series 30 and Series 31 were issued at a price of

US$
1,000

per
share. The LRCN Preferred Shares are eliminated on the Bank’s Consolidated Balance Sheet.
6

Perpetual Subordinated Capital Notes are denominated in Singapore dollars. The interest rate on Perpetual Subordinated

Capital Notes will reset on the next interest reset date and every
5 years thereafter to a rate equal to the then prevailing 5-year SORA-OIS Rate plus the noted reset spread.
7

LRCNs may be redeemed at the option of the Bank, with the prior written approval of OSFI, in whole or in part on prior notice by the Bank as of the earliest redemption date and each optional redemption date thereafter. Unless otherwise stated, the interest rate on the

LRCNs will reset on the next earliest optional redemption date and every
5

years thereafter at a rate
equal to the then 5-year Government of Canada bond yield plus the noted reset spread.
8

LRCN Series 3 and 4 are denominated in U.S. dollars. The interest rate on LRCN Series 3 and 4 will reset on the next interest reset date and every
5

years thereafter to equal the then
5
-year U.S. Treasury yield plus the noted reset spread.
NVCC Provision
If an NVCC trigger event were to occur, for all series of

Class A First Preferred Shares excluding

the preferred shares issued with respect

to LRCNs, the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series of preferred

shares at the time of
conversion, would be
0.8

billion in aggregate.
The LRCNs, by virtue of the recourse

to the preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an

NVCC trigger were
to occur, the maximum number of common shares that

could be issued, assuming there are

no declared and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs, would

be
1.3

billion in aggregate.
For NVCC subordinated notes and debentures

(including Perpetual Notes), if an

NVCC trigger event were to occur, the maximum number of common shares
that could be issued, assuming there is no accrued

and unpaid interest on the respective

subordinated notes and debentures, would be
3.5

billion in aggregate.
DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act (Canada)

from declaring dividends on its preferred

or common shares if there are reasonable

grounds for believing that the
Bank is, or the payment would cause the

Bank to be, in contravention of the capital adequacy

and liquidity regulations of the
Bank Act (Canada)

or directions of
OSFI. The Bank does not anticipate that this

condition will restrict it from paying dividends

in the normal course of business. In addition,

the ability to pay dividends
on common shares without the approval of

the holders of the outstanding preferred

shares is restricted unless all dividends on

the preferred shares have been
declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
DIVIDENDS
On December 4, 2024, the Board approved

a dividend in an amount of one dollar and

five cents ($
1.05
) per fully paid common share in the capital

stock of the
Bank for the quarter ending January 31, 2025,

payable on and after January 31, 2025,

to shareholders of record at the close of

business on January 10, 2025.
At October 31, 2024, the quarterly dividend

was $
1.02

per common share. Common share

cash dividends declared and paid during the

year totalled $
4.08

per
share (2023 – $
3.84
), representing a payout ratio of
52.1
%, slightly above the Bank’s target payout range of
40
-
50
% of adjusted earnings. For cash dividends
payable on the Bank’s preferred shares, refer

to Note 20. As at October 31, 2024,
1,750

million common shares were outstanding

(2023 –
1,791

million).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 73
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

price.
During the year ended October 31, 2024, under

the dividend reinvestment plan, the Bank

issued
6.6

million common shares from treasury with
no

discount.
During the year ended October 31, 2023, under

the dividend reinvestment plan, the Bank

issued
3.7

million common shares from treasury with
no

discount and
16.8

million common shares with a
2
% discount.
NORMAL COURSE ISSUER BID
On August 28, 2023, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI approved a normal course issuer bid (NCIB) to repurchase for
cancellation up to
90

million of its common shares. The NCIB

commenced on August 31, 2023, and during

the year ended October 31, 2024, the

Bank
repurchased
49.4

million common shares under the NCIB at

an average price of $
80.15

per share for a total amount of $
4.0

billion. From the commencement of
the NCIB to October 31, 2024, the Bank repurchased
71.4

million shares under the program.
NOTE 21: INSURANCE
(a)

INSURANCE SERVICE RESULT
Insurance revenue and expenses are presented

on the Consolidated Statement of Income

under Insurance revenue and Insurance

service expenses,
respectively. Net income or expense from reinsurance is presented in other income (loss).
The following table shows components of the insurance

service result
presented in the Consolidated Statement of

Income for the Bank which includes the results

of property and casualty insurance, life and

health insurance, as well
as reinsurance issued and held in Canada and

internationally.
Insurance Service Result
(millions of Canadian dollars) For the year ended
October 31, 2024 October 31, 2023
Insurance revenue $
6,952
$
6,311
Insurance service expenses
6,647
5,014
Insurance service result before reinsurance

contracts held

305
1,297
Net income (expense) from reinsurance

contracts held
524
(137)
Insurance service result $
829
$
1,160
Net income (expense) from reinsurance

contracts held is comprised of recoveries

from reinsurers offset by ceded premiums. For

the year ended October 31, 2024,
the Bank recognized recoveries from reinsurers

of $
1,054

million (October 31, 2023 – $
405

million) and ceded premiums of $
530

million (October 31, 2023 –
$
542

million). For the year ended October 31, 2024,

the Bank recognized insurance finance expenses

of $
443

million (October 31, 2023 – $
204

million) from
insurance and reinsurance contracts in other

income (loss). The Bank’s investment return on

securities supporting insurance contracts

is comprised of interest
income reported in net interest income and

fair value changes reported in other income (loss).

Investment return on securities

supporting insurance contracts was
$
372

million for the year ended October 31, 2024 (October

31, 2023 – $
209

million).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 74
(b)

INSURANCE CONTRACT LIABILITIES
Insurance contract liabilities are comprised

of amounts related to the LRC, LIC and

other insurance liabilities.
The following table presents movements in

the property and casualty insurance liabilities.
Property and casualty insurance contract

liabilities by LRC and LIC
(millions of Canadian dollars) For the year ended October 31, 2024
Liabilities for remaining coverage Liabilities for incurred claims Total
Excluding Estimates of the
loss Loss present value of Risk
component component future cash flows adjustment
Insurance contract liabilities at beginning

of year
$
630
$
129
$
4,740
$
220
$
5,719
Insurance revenue
(5,506)
–
–
–
(5,506)
Insurance service expenses:
Incurred claims and other insurance service

expenses
–
(145)
5,099
96
5,050
Amortization of insurance acquisition cash

flows
803
–
–
–
803
Losses and reversal of losses on onerous

contracts
–
117
–
–
117
Changes to liabilities for incurred claims
–
–
(65)
(114)
(179)
Insurance service result
(4,703)
(28)
5,034
(18)
285
Insurance finance expenses
7
–
479
19
505
Total changes in the Consolidated Statement of Income
(4,696)
(28)
5,513
1
790
Cash flows:
Premiums received
5,576
–
–
–
5,576
Claims and other insurance service expenses

paid
–
–
(4,264)
–
(4,264)
Acquisition cash flows paid
(796)
–
–
–
(796)
Total cash flows
4,780
–
(4,264)
–
516
Insurance contract liabilities at end of year $
714
$
101
$
5,989
$
221
$
7,025
Property and casualty insurance contract

liabilities by LRC and LIC
(millions of Canadian dollars) For the year ended October 31, 2023
Liabilities for remaining coverage Liabilities for incurred claims Total
Excluding Estimates of the
loss Loss present value of Risk
component component future cash flows adjustment
Insurance contract liabilities at beginning

of year
$
623
$
113
$
4,700
$
208
$
5,644
Insurance revenue
(4,898)
–
–
–
(4,898)
Insurance service expenses:
Incurred claims and other insurance service

expenses
–
(102)
3,801
82
3,781
Amortization of insurance acquisition cash

flows
789
–
–
–
789
Losses and reversal of losses on onerous

contracts
–
118
–
–
118
Changes to liabilities for incurred claims
–
–
(356)
(78)
(434)
Insurance service result
(4,109)
16
3,445
4
(644)
Insurance finance expenses
1
–
215
8
224
Total changes in the Consolidated Statement of Income
(4,108)
16
3,660
12
(420)
Cash flows:
Premiums received
4,920
–
–
–
4,920
Claims and other insurance service expenses

paid
–
–
(3,620)
–
(3,620)
Acquisition cash flows paid
(805)
–
–
–
(805)
Total cash flows
4,115
–
(3,620)
–
495
Insurance contract liabilities at end of year $
630
$
129
$
4,740
$
220
$
5,719
Other insurance contract liabilities were $
144

million as at October 31, 2024 (October 31,

2023 – $
127

million) and include life and health insurance contract
liabilities of $
121

million (October 31, 2023 – $
124

million).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 75
(c)

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT
The following table shows the estimates of

the insurance liabilities for incurred

claims net of reinsurance assets for incurred

claims (net LIC) with subsequent
developments during the periods and cumulative

payments to date. The original estimates

are evaluated monthly for redundancy or

deficiency. The evaluation is
based on actual payments in full or partial

settlement of claims and current estimates

of the net LIC related to claims still open

or claims still unreported.
Incurred Claims by Accident Year
(millions of Canadian dollars) Accident Year
2015

and prior 2016 2017 2018 2019 2020 2021 2022 2023 2024 Total
Net ultimate claims cost at

end of accident year $
6,353
$
2,438
$
2,425
$
2,631
$
2,727
$
2,646
$
2,529
$
3,242
$
3,830
$
4,478
Revised estimates
One year later
6,104
2,421
2,307
2,615
2,684
2,499
2,367
3,182
4,039
Two years later
5,802
2,334
2,258
2,573
2,654
2,412
2,278
3,167
Three years later
5,553
2,264
2,201
2,522
2,575
2,278
2,225
Four years later
5,279
2,200
2,151
2,465
2,489
2,230
Five years later
5,137
2,159
2,108
2,408
2,474
Six years later
5,115
2,143
2,086
2,396
Seven years later
5,069
2,134
2,078
Eight years later
5,044
2,129
Nine years later
5,035
Current estimates of

cumulative net claims
5,035
2,129
2,078
2,396
2,474
2,230
2,225
3,167
4,039
4,478
Cumulative net claims paid to date
(4,894)
(2,062)
(2,004)
(2,260)
(2,255)
(1,975)
(1,856)
(2,490)
(2,716)
(2,133)
Net undiscounted provision
for unpaid claims
141
67
74
136
219
255
369
677
1,323
2,345
$
5,606
Effect of discounting
(534)
Effect of risk adjustment for
non-financial risk
184
Net liabilities for incurred claims $
5,256
Insurance liabilities for incurred claims
6,210
Reinsurance assets for incurred claims
(954)
(d)

RISK ADJUSTMENT FOR NON-FINANCIAL

RISK AND DISCOUNTING
The risk adjustment reflects an amount that

an insurer would reasonably pay to remove

the uncertainty that future cash flows

will exceed the expected value
amount. The Bank has estimated the risk adjustment

for its property and casualty operations’ LIC

using statistical techniques in accordance

with Canadian
accepted actuarial principles to develop potential

future observations and a confidence level

range of 80
th

to 90
th

percentile.
Insurance contract liabilities are calculated

by discounting expected future cash flows.

The interest rates used to discount the Bank’s insurance

balances over a
duration of
1

to
10

years range from
3.8
% to
4.5
% as at October 31, 2024 (October

31, 2023 –
5.5
% to
5.7
%).
(e)

SENSITIVITY TO INSURANCE RISK
A variety of assumptions are made related

to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed

and priced,
as well as when actuarial liabilities are determined.

Such assumptions require a significant amount

of professional judgment. The LIC is

sensitive to certain
assumptions. It has not been possible

to quantify the sensitivity of certain assumptions

such as legislative changes or uncertainty

in the estimation process. Actual
experience may differ from the assumptions

made by the Bank.
For property and casualty insurance, the

main assumption underlying the LIC is that past

claims development experience can be

used to project future claims
development and hence ultimate claims costs.

As such, these methods extrapolate the development

of paid and incurred losses, average

costs per claim, and
claim numbers based on the observed development

of earlier years and expected loss ratios.

Net LIC estimates are based on various quantitative

and qualitative
factors including the discount rate, the risk

adjustment,

reinsurance, trends in claims severity and

frequency,

and other external drivers.
Qualitative and other unforeseen factors could

negatively impact the Bank’s ability to accurately

assess the risk of the insurance policies that

the Bank
underwrites. In addition, there may be

significant lags between the occurrence of

an insured event and the time it is actually

reported to the Bank and additional
lags between the time of reporting and final

settlements of claims.
The following table outlines the sensitivity of

the Bank’s property and casualty LIC to reasonably

possible movements in the discount

rate, risk adjustment, and
the frequency and severity of claims, with

all other assumptions held constant.

Movements in the assumptions may be non-linear.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 76
Sensitivity of Critical Assumptions – Property

and Casualty Insurance
(millions of Canadian dollars) As at
October 31, 2024 October 31, 2023
Impact on net

Impact on net

income (loss)

income (loss)

before Impact on before Impact on
income taxes equity income taxes
1
equity
1
Impact of a 1% change in key assumptions

and estimates
Discount rate
Increase in assumption $
121
$
90
$
102
$
75
Decrease in assumption
(129)
(95)
(108)
(80)
Risk adjustment
Increase in assumption

(52)

(38)

(63)

(47)
Decrease in assumption
40
29
42
31
Impact of a 5% change in key assumptions

and estimates
Frequency of claims
Increase in assumption $
(182)
$
(135)
$
(165)
$
(122)
Decrease in assumption
182
135
165
122
Severity of claims
Increase in assumption
(288)
(213)
(228)
(169)
Decrease in assumption
288
213
228
169
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
For life and health insurance, the processes

used to determine critical assumptions

are as follows:
●
Mortality, morbidity, and lapse assumptions are based on industry and historical company data; and
●
Expense assumptions are based on the annual

Finance expense study.
A sensitivity

analysis for

possible movements

in life

and health

insurance business

assumptions was

performed and

the impact

is not

significant to

the Bank’s
Consolidated Financial Statements.
(f)

CONCENTRATION OF INSURANCE RISK
Concentration risk is the risk resulting from

large exposures to similar risks that are positively

correlated.
Risk associated with automobile, residential

and other products may vary in relation to the

geographical area of the risk insured. Exposure

to concentrations of
insurance risk, by type of risk, is mitigated by

ceding these risks through reinsurance

contracts, as well as careful selection and implementation

of underwriting
strategies, which is in turn largely achieved

through diversification by line of business and

geographical areas. For automobile insurance,

legislation is in place at a
provincial level and this creates differences in

the benefits provided among the provinces.
As at October 31, 2024, for the property

and casualty insurance business,
65.5
% of insurance revenue was mainly derived

from automobile policies
(October 31, 2023 –
66.8
%) followed by residential with
34.3
% (October 31, 2023 –
33.2
%). The distribution by provinces show that business

is mostly
concentrated in Ontario with
50.5
% of insurance revenue (October 31, 2023

–
50.6
%). The Western provinces represented
31.9
% (October 31, 2023 –
32.2
%),
followed by the Atlantic provinces with
10.6
% (October 31, 2023 –
10.6
%), and Québec at
6.8
% (October 31, 2023 –
6.6
%).
Concentration risk is not a major concern

for the life and health insurance business

as it does not have a material level of regional

specific characteristics like
those exhibited in the property and casualty

insurance business. Reinsurance is used

to limit the liability on a single claim.

Concentration risk is further limited by
diversification across uncorrelated risks. This

limits the impact of a regional pandemic

and other concentration risks.
To
improve understanding of exposure

to this
risk, a pandemic scenario is tested annually.
NOTE 22: SHARE-BASED COMPENSATION
STOCK OPTION PLAN
The Bank maintains a stock option program

for certain key employees. Options on

common shares are granted to eligible employees

of the Bank under the plan
for terms of
ten years

and vest over a
four-year

period. These options provide holders

with the right to purchase common shares of

the Bank at a fixed price equal
to the closing market price of the shares

on the TSX on the day prior to the date the

options were issued. The outstanding options

expire on various dates to
December 12, 2033.
The following table summarizes the Bank’s stock

option activity and related information,

adjusted to reflect the impact of the 2014

stock
dividend on a retrospective basis, for the

years ended October 31, 2024

and October 31, 2023.
Stock Option Activity
(millions of shares and Canadian dollars) 2024 2023
Weighted- Weighted-
Number average Number average
of shares exercise price of shares exercise price
Number outstanding, beginning of year
14.1
$
76.58
12.8
$
72.05
Granted
2.6
81.78
2.5
90.55
Exercised
(1.7)
60.07
(1.2)
58.32
Forfeited/expired
(0.3)
85.36
–
79.27
Number outstanding, end of year
14.7
$
79.17
14.1
$
76.58
Exercisable, end of year
5.4
$
68.51
5.1
$
64.18
Available for grant
5.1
7.4
The weighted-average share price for the

options exercised in 2024 was $
80.57

(2023 – $
85.53
).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 77
The following table summarizes information

relating to stock options outstanding and

exercisable as at October 31, 2024.
Range of Exercise Prices
(millions of shares and Canadian dollars)

Options outstanding

Options exercisable
Weighted-

average Weighted-

Weighted-

Number remaining average Number average

of shares contractual exercise of shares exercise
outstanding life (years) price exercisable price
$
52.46
-$
69.39
2.9
2.8
64.74
2.9
64.74
$
71.88
-$
72.64
2.9
5.1
72.12
0.9
72.64
$
72.84
-$
81.78
4.1
7.4
78.24
1.6
72.84
$
90.55
2.4
8.0
90.55
–
–
$
95.33
2.4
7.0
95.33
–
–
For the year ended October 31, 2024, the Bank

recognized compensation expense for

stock option awards of $
34.2

million (October 31, 2023 – $
35.1

million). For
the year ended October 31, 2024,
2.6

million (October 31, 2023 –
2.5

million) options were granted by the Bank at a

weighted-average fair value of $
14.36

per
option (2023 – $
14.70

per option) estimated using a binomial tree-based

valuation option pricing model.
The following table summarizes the assumptions

used for estimating the fair value of options

for the years ended October 31, 2024 and

October 31, 2023.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) 2024 2023
Risk-free interest rate
3.41
%
2.87
%
Option contractual life
10

years
10

years
Expected volatility
18.92
%
18.43
%
Expected dividend yield
3.78
%
3.69
%
Exercise price/share price $
81.78
$
90.55
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
OTHER SHARE-BASED COMPENSATION PLANS
The Bank operates restricted share unit and performance

share unit plans which are offered to certain employees

of the Bank. Under these plans, participants

are
awarded share units equivalent to the Bank’s

common shares that generally vest over
three years
. During the vesting period, dividend equivalents

accrue to the
participants in the form of additional share

units. At the maturity date, the participant receives

cash representing the value of the share

units. The final number of
performance share units will typically vary

from
80
% to
120
% of the number of units outstanding

at maturity (consisting of initial units awarded

plus additional units
in lieu of dividends) based on the Bank’s total

shareholder return relative to the average of

a peer group of large Canadian financial

institutions.

For the year ended
October 31, 2024, the Bank awarded
9.9

million of such share units at a weighted-average

price of $
81.54

(2023 –
9.1

million units at a weighted-average price of
$
88.75
). The number of such share units outstanding

under these plans as at October 31, 2024

was
27.9

million (October 31, 2023 –
25.8

million).
The Bank also offers deferred share unit plans

to eligible employees and non-employee directors.

Under these plans, a portion of the participant’s

annual
incentive award may be deferred,

or in the case of non-employee directors,

a portion of their annual compensation

may be delivered as share units equivalent

to
the Bank’s common shares. The deferred share units

are not redeemable by the participant until

termination of employment or directorship. Once

these conditions
are met, the deferred share units

must be redeemed for cash no later than

the end of the next calendar year. Dividend equivalents accrue to the participants in the
form of additional units. For the year ended

October 31, 2024, the Bank awarded
0.2

million deferred share units at a weighted-average

price of $
81.57

(2023 –
0.2

million units at a weighted-average price

of $
89.88
). As at October 31, 2024,
6.6

million deferred share units were outstanding

(October 31, 2023 –
7.0

million).
Compensation expense for these plans is recorded

in the year the incentive award is earned

by the plan participant. Changes in the

value of these plans are
recorded, net of the effects of related hedges, on

the Consolidated Statement of Income.

For the year ended October 31, 2024, the Bank

recognized
compensation expense, net of the effects of hedges,

for these plans of $
970

million (2023 – $
870

million). The compensation expense recognized

before the
effects of hedges was $
903

million (2023 – $
533

million). The carrying amount of the liability relating

to these plans, based on the closing share

price, was
$
2.7

billion at October 31, 2024 (October

31, 2023 – $
2.4

billion), and is reported in Other liabilities

on the Consolidated Balance Sheet.
EMPLOYEE OWNERSHIP PLAN
The Bank also operates a share purchase plan

available to Canadian employees. Employees

can contribute up to
10
% of their annual eligible earnings (net

of
source deductions) to the Employee Ownership

Plan. For participating employees below

the level of Vice President, the Bank matches
100
% of the first $
250

of
employee contributions each year and the remainder

of employee contributions at
50
% to an overall maximum of
3.5
% of the employee’s eligible earnings or
$
2,250
, whichever comes first. The Bank’s contributions

vest once an employee has completed

two years of continuous service with the Bank.

For the year ended
October 31, 2024, the Bank’s contributions totalled $
91

million (2023 – $
89

million) and were expensed as salaries and

employee benefits. As at
October 31, 2024, an aggregate of
24

million (October 31, 2023 –
24

million) common shares were held under

the Employee Ownership Plan. The shares

in the
Employee Ownership Plan are purchased in

the open market and are considered outstanding

for computing the Bank’s basic and diluted earnings

per share.
Dividends earned on the Bank’s

common shares held by the Employee Ownership

Plan are used to purchase additional common

shares for the Employee
Ownership Plan in the open market.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 78
NOTE 23: EMPLOYEE BENEFITS
PENSION AND OTHER POST-RETIREMENT

BENEFIT PLANS
The Bank sponsors a number of pension and

post-retirement benefit plans for current eligible

and former employees. Pension arrangements

include defined
benefit pension plans, defined contribution

pension plans and supplementary arrangements

that provide pension benefits in excess

of statutory limits. The Bank
also provides certain post-retirement benefits.
The Bank’s principal defined benefit pension plans,

consisting of The Pension Fund Society of

The Toronto-Dominion Bank (the “Society”) and the defined
benefit portion of the TD Pension Plan (Canada)

(the “TDPP DB”), are for eligible Canadian

Bank employees who elected to join the Society

or the TDPP DB. The
Society was closed to new members on January

30, 2009, and the TDPP DB commenced

on March 1, 2009. Effective December 31, 2018,

the TDPP DB was
closed to new employees hired after that

date. All new permanent employees hired

in Canada on or after January 1, 2019 are eligible

to join the defined
contribution portion of the TDPP (the “TDPP

DC”) after one year of service. Benefits

under the principal defined benefit pension

plans are determined based upon
the period of plan participation and the average

salary of the member in the best consecutive

five years in the last ten years of combined plan

membership.
Benefits under the TDPP DC are funded

from the balance of the accumulated

contributions of the member and the Bank plus

the member’s investment earnings.
Annual expense for the TDPP DC is

equal to the Bank’s contributions to the plan.
Funding for the Bank’s principal defined benefit

pension plans is provided by contributions

from the Bank and members of the plans

through a separate trust. In
accordance with legislation, the Bank contributes

amounts, as determined on an actuarial basis,

to the plans and has the ultimate responsibility

for ensuring that
the liabilities of the plans are adequately funded

over time. Any deficits determined

in the funding valuations must generally be

funded over a period not exceeding
fifteen years. The Bank’s funding policy is to

make at least the minimum annual contributions

required by legislation. Any contributions

in excess of the minimum
requirements are discretionary. The principal defined benefit pension plans are registered with OSFI and

the Canada Revenue Agency and are subject

to the acts
and regulations that govern federally regulated

pension plans. The 2024

and 2023 contributions were made in accordance

with the actuarial valuation reports for
funding purposes as at October 31, 2023 and

October 31, 2022, respectively. Valuations for funding purposes are being prepared as of October 31, 2024 for the
Society and no later than October 31, 2026

for the TDPP DB.
Post-retirement defined benefit plans are unfunded

and, where offered, generally include health

care and dental benefits or, to assist with the cost, a benefits subsidy to be used to reduce the cost of

coverage. Employees must meet certain

age and service requirements to be eligible

for post-retirement benefits and are
generally required to pay a portion of the

cost of the benefits. Effective June 1, 2017, the

Bank’s principal post-retirement defined benefit

plan, covering eligible
Canadian employees, was closed to new employees

hired on or after that date.
(a)

INVESTMENT STRATEGY AND ASSET ALLOCATION
The principal defined benefit pension plans are expected to each achieve a rate of return that meets or exceeds the change in value of the plan’s respective liabilities over rolling five-year periods. The investments are managed with the primary objective of providing reasonable rates of return, consistent with available market opportunities, economic conditions, consideration of plan liabilities, prudent portfolio management, and the target risk profiles for the plans.
The asset allocations by asset category for

the principal defined benefit pension plans

are as follows:
Plan Asset Allocation
(millions of Canadian dollars except as noted) Society
1
TDPP DB
1
Target % of Fair value Target % of Fair value
As at October 31, 2024
range total Quoted Unquoted range total Quoted Unquoted
Debt
60
-
90
%
71
% $
–
$
4,245
55
-
75
%
67
% $
–
$
2,106
Equity 0-
21
5
104
194
0-
30
5
54
106
Alternative investments
2
0-
29
24
–
1,458
5
-
38
28
–
877
Other 3
n/a
n/a
–
86
n/a
n/a
–
188
Total

100
% $
104
$
5,983
100
% $
54
$
3,277
As at October 31, 2023
4
Debt
60
-
90
%
70
% $
–
$
3,686
55
-
75
%
63
% $
–
$
1,690
Equity 0-
21
4
72
153
0-
30
9
79
166
Alternative investments 2 0-
29
26
–
1,351
5
-
38
28
–
734
Other
3 n/a n/a
–
159
n/a n/a
–
130
Total

100
% $
72
$
5,349
100
% $
79
$
2,720
1

The principal defined benefit pension plans invest in investment vehicles which may hold shares or debt issued by the Bank.
2

The principal defined benefit pension plans’ alternative investments are primarily private equity,

infrastructure, and real estate funds.
3
Consists mainly of amounts due to and due from brokers for securities traded but not yet settled, bond repurchase agreements, interest and dividends receivable, and Pension
Enhancement Account assets, which are invested at the members’ discretion in certain mutual and pooled funds.
4
Balances as at October 31, 2023 have been restated to reflect plan assets in ‘Other’

that were reported in ‘Debt’, with no impact on the measurement of the total plan assets, to reflect the categorization of certain plan assets in the comparative period.
Public debt instruments of the Bank’s principal defined

benefit pension plans must meet or exceed

a credit rating of BBB – at the time of

purchase.
The equity portfolios of the principal defined benefit pension plans are broadly diversified primarily across small to large capitalization quality companies with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding shares of any one company. Foreign equities are included to further diversify the portfolio.

A maximum of
10
% of the equity portfolio can be invested

in emerging market equities.
Derivatives can be utilized by the principal

defined benefit pension plans provided

they are not used to create financial leverage,

unless the financial leverage is
for risk management purposes. The principal

defined benefit pension plans are permitted

to invest in alternative investments, such as private

equity, infrastructure
equity, and real estate.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 79
(b)

RISK MANAGEMENT PRACTICES
The Bank’s principal defined benefit pension plans

are overseen by a single retirement governance

structure established by the Human Resources

Committee of
the Bank’s Board of Directors. The governance

structure utilizes retirement governance

committees who have responsibility

to oversee plan operations and
investments, acting in a fiduciary capacity. Strategic, material plan changes require the approval of the

Bank’s Board of Directors.
The principal defined benefit pension plans’ investments

include financial instruments which

are exposed to various risks. These risks include

market risk
(including foreign currency, interest rate, inflation, equity price, and credit spread risks), credit risk, and liquidity

risk. Key material risks faced by defined

benefit
plans are a decline in interest rates or credit

spreads, which could increase the present

value of the projected benefit obligation by

more than the change in the
value of plan assets, and from longevity risk

(that is, lower mortality rates).
Asset-liability matching strategies are employed

to focus on obtaining an appropriate balance

between earning an adequate return

and having changes in
liability values hedged by changes in asset

values.
The principal defined benefit pension plans

manage these financial risks in accordance

with the
Pension Benefits Standards Act, 1985 , applicable regulations, as well as the plans’ written investment policies.

Specific risk management practices monitored

for the principal defined benefit pension plans

include performance,
credit exposure, and asset mix.
(c)

OTHER SIGNIFICANT PENSION AND POST-RETIREMENT

BENEFIT PLANS
Canada Trust (CT) Pension Plan
As a result of the acquisition of CT Financial

Services Inc., the Bank sponsors a defined

benefit pension plan, which is closed

to new members, but for which
active members continue to accrue benefits.

Funding for the plan is provided by contributions

from the Bank and members of the plan.
TD Insurance Pension Plan
As a result of the acquisition of Meloche

Monnex Inc., the Bank sponsors a defined benefit

pension plan, which is closed to new

members, but for which active
members continue to accrue benefits. Funding

for the plan is provided by contributions

from the Bank.
TD Bank, N.A. Retirement Plans
TD Bank, N.A. and its subsidiaries maintain

a defined contribution 401(k) plan covering

all employees. Annual expense is equal

to the Bank’s contributions to the
plan. TD Bank, N.A. also has frozen defined

benefit pension plans covering certain legacy

TD Banknorth and TD Auto Finance (legacy

Chrysler Financial)
employees.
Government Pension Plans
The Bank also makes contributions to government

pension plans, including the Canada Pension

Plan, Quebec Pension Plan and Social Security

under the
U.S.
Federal Insurance Contribution Act.
(d)

DEFINED CONTRIBUTION PLAN EXPENSE
The following table summarizes expenses for

the Bank’s defined contribution plans.
Defined Contribution Plan Expenses
(millions of Canadian dollars)

For the years ended October 31
2024 2023
Defined contribution pension plans 1 $
310
$
250
Government pension plans
2
533
502
Total $
843
$
752
1
Includes the TDPP DC and the TD Bank, N.A. defined contribution 401(k) plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 80
(e)

DEFINED BENEFIT PLAN FINANCIAL INFORMATION
The following table presents the financial position

of the Bank’s principal pension and post-retirement

defined benefit plans and the Bank’s other material

defined
benefit pension plans for the years ended October

31, 2024 and October 31, 2023. Other

employee defined benefit plans operated

by the Bank and certain of its
subsidiaries are not considered material

for disclosure purposes.
Employee Defined Benefit Plans’ Obligations, Assets,

Funded Status, and Expense
(millions of Canadian dollars, except as noted)

Principal
post-retirement
Principal pension plans benefit plan 1 Other pension plans 2
2024 2023 2024 2023 2024 2023
Change in projected benefit obligation
Projected benefit obligation at beginning of year

$
6,833
$
6,763
$
352
$
372
$
2,264
$
2,339
Service cost – benefits earned
217
247
5
6
15
17
Interest cost on projected benefit obligation
381
353
20
19
128
122
Remeasurement (gain) loss – financial
1,155
(487)
40
(9)
220
(97)
Remeasurement (gain) loss – demographic
–
–
–
(18)
(1)
–
Remeasurement (gain) loss – experience
92
151
–
2
20
11
Members’ contributions

112
113
–
–
–
–
Benefits paid
(355)
(307)
(20)
(20)
(149)
(149)
Change in foreign currency exchange rate
–
–
–
–
3
21
Past service cost 3
35
–
–
–
–
–
Projected benefit obligation as at October 31
8,470
6,833
397
352
2,500
2,264
Wholly or partially funded projected benefit obligation
8,470
6,833
–
–
1,898
1,711
Unfunded projected benefit obligation
–
–
397
352
602
553
Total projected benefit obligation

as at October 31
8,470
6,833
397
352
2,500
2,264
Change in plan assets

Plan assets at fair value at beginning of year
8,220
8,481
–
–
1,816
1,894
Interest income on plan assets
464
453
–
–
102
99
Remeasurement gain (loss) – return on plan assets less

interest income
988
(698)
–
–
177
(76)
Members’ contributions

112
113
–
–
–
–
Employer’s contributions

–
187
20
20
56
33
Benefits paid
(355)
(307)
(20)
(20)
(149)
(149)
Change in foreign currency exchange rate
–
–
–
–
3
21
Defined benefit administrative expenses
(11)
(9)
–
–
(5)
(6)
Plan assets at fair value as at October 31
9,418
8,220
–
–
2,000
1,816
Excess (deficit) of plan assets at fair value over projected benefit obligation

948
1,387
(397)
(352)
(500)
(448)
Effect of asset limitation and minimum funding requirement
–
(195)
–
–
(21)
(53)
Net defined benefit asset (liability)
948
1,192
(397)
(352)
(521)
(501)
Recorded in
Other assets in the Bank’s Consolidated Balance Sheet
948
1,192
–
–
94
62
Other liabilities in the Bank’s Consolidated Balance Sheet
–
–
(397)
(352)
(615)
(563)
Net defined benefit asset (liability)
948
1,192
(397)
(352)
(521)
(501)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned
217
247
5
6
15
17
Net interest cost (income) on net defined benefit liability

(asset)

(83)
(100)
20
19
26
23
Interest cost on asset limitation and minimum funding requirement
11
21
–
–
3
4
Past service cost 3
35
–
–
–
–
–
Defined benefit administrative expenses
9
10
–
–
5
5
Total $
189
$
178
$
25
$
25
$
49
$
49
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit

obligation
5.66
%
5.44
%
5.71
%
5.45
%
5.95
%
5.56
%
Weighted-average rate of compensation increase
2.78
%
2.88
%
3.05
%
3.25
%
1.35
%
1.42
%
Assumed life expectancy at age 65, in years
Male aged 65

23.2
23.2
23.2
23.2
21.9
21.9
Female aged 65
24.3
24.3
24.3
24.3
23.4
23.4
Male aged 45
24.1
24.1
24.1
24.1
22.6
22.6
Female aged 45
25.2
25.2
25.2
25.2
24.3
24.2
Actuarial assumptions used to determine the projected
benefit obligation as at October 31
Weighted-average discount rate for projected benefit

obligation
4.83
%
5.66
%
4.80
%
5.71
%
5.06
%
5.95
%
Weighted-average rate of compensation increase
2.78
%
2.78
%
3.00
%
3.05
%
1.37
%
1.35
%
Assumed life expectancy at age 65, in years
Male aged 65

23.2
23.2
23.2
23.2
21.9
21.9
Female aged 65
24.3
24.3
24.3
24.3
23.5
23.4
Male aged 45
24.1
24.1
24.1
24.1
22.7
22.6
Female aged 45
25.2
25.2
25.2
25.2
24.3
24.3
1
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal post-retirement defined benefit plan is
2.59
%. The rate
is assumed to decrease gradually to
0.89
% by the year 2040 and remain at that level thereafter (2023 –
3.24
% grading to
0.89
% by the year 2040 and remain at that level thereafter).
2

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
3

Relates to the Pension Fund Society that was modified in fiscal 2024.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 81
The Bank recognized the following amounts

on the Consolidated Balance Sheet.
Amounts Recognized in the Consolidated

Balance Sheet
(millions of Canadian dollars) As at

October 31 October 31
2024 2023
Other assets
Principal defined benefit pension plans $
948
$
1,192
Other defined benefit pension plans

94

62
Total

1,042

1,254
Other liabilities
Principal post-retirement defined benefit

plan
397
352
Other defined benefit pension plans
615
563
Other employee benefit plans
1
368
329
Total

1,380

1,244
Net amount recognized

$
(338)
$
10
1

Consists of other pension and other post-retirement benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans and

certain of
the Bank’s other material defined benefit pension plans.
Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2
(millions of Canadian dollars) Principal

post-retirement
Principal pension plans benefit plan Other pension plans
For the years ended October 31
2024 2023 2024 2023 2024 2023
Remeasurement gains (losses) – financial $
(1,155)
$
487
$
(40)
$
9
$
(220)
$
97
Remeasurement gains (losses) – demographic
–
–
–
18
1
–
Remeasurement gains (losses) – experience
(92)
(151)
–
(2)
(20)
(11)
Remeasurement gains (losses) – return

on

plan assets less interest income
986
(697)
–
–
177
(77)
Changes in asset limitation and minimum funding

requirement
206
210
–
–
35
12
Total $
(55)
$
(151)
$
(40)
$
25
$
(27)
$
21
1

Amounts are presented on a pre-tax basis.
2
Excludes net remeasurement gains (losses) recognized in OCI in respect of other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes totalling ($
29
) million (2023 – $
10

million).
(f)

CASH FLOWS
During the year ended October 31, 2025,

the Bank expects to contribute $
140

million to its principal defined benefit pension

plans, $
21

million to its principal post-
retirement defined benefit plan, and $
60

million to its other defined benefit pension

plans. Future contribution amounts

may change upon the Bank’s review of its
contribution levels during the year.
The following table summarizes the expected

future benefit payments for the next 10 years.
Expected Future Benefit Payments
(millions of Canadian dollars)

Principal
Principal post-retirement
pension plans benefit plan
Other pension
plans
Benefit payments expected to be paid

in:

2025 $
416
$
21
$
166
2026
439
22
169
2027
463
23
170
2028
487
24
172
2029
508
24
173
2030-2034
2,814
131
852
Total $
5,127
$
245
$
1,702

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 82
(g)

MATURITY PROFILE
The breakdown of the projected benefit obligations

between active, deferred, and retired

members is as follows:
Disaggregation of Projected Benefit Obligation
(millions of Canadian dollars) Principal
Principal post-retirement
pension plans benefit plan Other pension plans
As at October 31
2024 2023 2024 2023 2024 2023
Active members $
5,722
$
4,459
$
163
$
135
$
488
$
448
Deferred members
543
452
–
–
373
362
Retired members
2,205
1,922
234
217
1,639
1,454
Total $
8,470
$
6,833
$
397
$
352
$
2,500
$
2,264
The weighted-average duration of the projected

benefit obligations is as follows:
Duration of Projected Benefit Obligation
(number of years) Principal Principal
pension post-retirement
plans benefit plan Other pension plans
As at October 31
2024 2023 2024 2023 2024 2023
Weighted-average duration
14
13
13
12
11
10
(h)

SENSITIVITY ANALYSIS
The following table provides the sensitivity

of the projected benefit obligation for the

Bank’s principal defined benefit pension plans,

the principal post-retirement
defined benefit plan, and the Bank’s significant

other defined benefit pension plans to actuarial

assumptions considered significant by the Bank.

These include
discount rate, rates of compensation increase,

life expectancy, and health care cost initial trend rates, as applicable.

The sensitivity analysis provided in the

table
should be used with caution, as it is hypothetical

and the impact of changes in each significant

assumption may not be linear. For each sensitivity test,

the impact
of a reasonably possible change in a single

factor is shown with other assumptions left

unchanged. Actual experience may result in

simultaneous changes in a
number of key assumptions, which could

magnify or diminish certain sensitivities.
Sensitivity of Significant Defined Benefit

Plan Actuarial Assumptions
(millions of Canadian dollars, except

as noted)
As at
October 31, 2024
Obligation Increase (Decrease)

Principal
Principal post- Other
pension retirement pension
plans benefit plan plans
Impact of an absolute change in
significant actuarial assumptions
Discount rate
1% decrease in assumption $
1,250
$
54
$
294
1% increase in assumption
(989)
(44)
(244)
Rates of compensation increase
1% decrease in assumption
(242)
–
1
(20)
1% increase in assumption
217
–
1
23
Life expectancy
1 year decrease in assumption
(150)
(11)
(75)
1 year increase in assumption
146
11
73
Health care cost initial trend rate
1% decrease in assumption
n/a
(7)
n/a
1% increase in assumption n/a

n/a
1 An absolute change in this assumption is immaterial.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 83
NOTE 24: INCOME TAXES
The provision for (recovery of) income

taxes is comprised of the following:
Provision for (Recovery of) Income Taxes
(millions of Canadian dollars) For the years ended October 31

2024 2023
Provision for (recovery of) income taxes

– Consolidated Statement of Income

Current income taxes
Provision for (recovery of) income taxes

for the current period
$
3,956
$
3,244
Adjustments in respect of prior years and

other
(204)
1,180
1
Total current income taxes
3,752
4,424
Deferred income taxes
Provision for (recovery of) deferred income

taxes related to the origination

and reversal of temporary differences
2
(1,254)
(656)
Effect of changes in tax rates
(13)
(74)
Adjustments in respect of prior years and

other
206
(576)
Total deferred income taxes 2
(1,061)
(1,306)
Total provision for (recovery of) income taxes – Consolidated Statement of Income
2
2,691
3,118
Provision for (recovery of) income taxes

– Statement of Other Comprehensive Income
Current income taxes
767
65
Deferred income taxes
183
(452)
Total provision for (recovery of) income taxes – Statement of Other

Comprehensive Income
2
950
(387)
Income taxes – other items including

business combinations and other adjustments
Current income taxes
(38)
(188)
Deferred income taxes
2
(12)
(32)
(50)
(220)
Total provision for (recovery of) income taxes 2
3,591
2,511
Current income taxes
Federal
1,712
2,099
Provincial
1,221
1,380
Foreign
1,548
822
4,481
4,301
Deferred income taxes

Federal 2
92
(761)
Provincial 2
54
(449)
Foreign
(1,036)
(580)
(890)
(1,790)
Total provision for (recovery of) income taxes 2 $
3,591
$
2,511
1

The 2023 amount includes the $
585

million impact to provision for income taxes as discussed in the Implementation of the Canada Recovery

Dividend and Change in Corporate Tax

Rate
section below.
2

Amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
The Bank’s statutory and effective tax rate is outlined

in the following table.
Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except

as noted)
2024 2023
Income taxes at Canadian statutory income

tax rate
1
$
3,009
27.8
% $
3,575
27.7
%
Increase (decrease) resulting from:
Dividends received
(28)
(0.3)
(109)
(0.8)
Rate differentials on international operations
(270)
(2.5)
(952)
(7.4)
Other – net
1
(20)
(0.2)
604
4.7
2
Provision for income taxes and effective

income tax rate
1 $
2,691
24.8
% $
3,118
24.2
%
1

Amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
2

The 2023 amount includes the $
585

million impact to provision for income taxes as discussed in the Implementation of the Canada Recovery

Dividend and Change in Corporate Tax

Rate
section below.
Implementation of the Canada Recovery

Dividend and Change in Corporate

Tax Rate
On December 15, 2022, Bill C-32,
Fall Economic Statement Implementation

Act, 2022
, received Royal Assent. This bill enacted

the Canada Recovery Dividend
(CRD) and increased the Canadian federal

tax rate for bank and life insurer groups by
1.5
%.
The implementation of the CRD resulted

in a provision for income taxes of $
553

million and a charge to OCI of $
239

million, recognized in the first quarter of
2023.
The increase in the Canadian federal tax rate

of
1.5
%, prorated for the first taxation year that ends

after April 7, 2022, resulted in a provision

for income taxes of
$
82

million and a tax benefit of $
75

million in OCI related to fiscal 2022, recognized

in the first quarter of 2023. The Bank also

remeasured certain Canadian
deferred tax assets and liabilities for

the increase in tax rate, which resulted in an

increase in net deferred tax assets of

$

million, which was recorded in
provision for income taxes.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 84
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the OECD published

Pillar Two model rules as part of its efforts toward international tax reform. The Pillar Two model rules provide for the
implementation of a 15% global minimum

tax for large multinational enterprises,

which is to be applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation
was enacted in Canada on June 20, 2024

under Bill C-69, which includes the
Global Minimum Tax Act

addressing the Pillar Two model rules. The rules are
effective for the Bank for the fiscal year beginning

on November 1, 2024. The
Global Minimum Tax Act
may result in a tax on future dispositions

of shares in
Charles Schwab, depending on the accounting

gain at that time and its impact on effective tax

rates. The tax could be up to 15% of

the accounting gain and would
be payable in Canada. Also, similar legislation

has passed in other jurisdictions in which

the Bank operates and will result in additional

taxes being paid in those
countries. The Bank estimates that its effective

tax rate will increase by
0.25
%-
0.50
% as a result of these additional annual taxes,

with the bulk of the additional
taxes arising in Ireland due to its statutory corporate

tax rate of
12.5
%.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend and
interest deductions claimed by the Bank.

During the year ended October 31, 2024,

the RQA reassessed the Bank for $
1

million of additional income tax and
interest in respect of its 2018 taxation year. As at October 31,

2024, the CRA has reassessed the

Bank for $
1,661

million for the years 2011 to 2018, the RQA has
reassessed the Bank for $
52

million for the years 2011 to 2018, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2018. In total, the
Bank has been reassessed for $
1,784

million of income tax and interest. The Bank

expects to continue to be reassessed

for open years. The Bank is of the view
that its tax filing positions were appropriate

and filed a Notice of Appeal with the

Tax Court of Canada on March 21, 2023.
Deferred tax assets and liabilities comprise of

the following:
Deferred Tax Assets and Liabilities
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Deferred tax assets
Allowance for credit losses $
1,592
$
1,466
Trading loans
31
30
Employee benefits
1,036
867
Losses available for carry forward
45
127
Tax credits
89
46
Land, buildings, equipment, other depreciable

assets, and right-of-use assets
366
471
Securities
589
314
Deferred income
353
–
Intangibles
92
–
Other 1
727
1,006
Total deferred tax assets 1
4,920
4,327
Deferred tax liabilities
Pensions
81
158
Deferred expenses
–
238
Intangibles
–
10
Goodwill
202
174
Total deferred tax liabilities
283
580
Net deferred tax assets 1
4,637
3,747
Reflected on the Consolidated Balance Sheet

as follows:
Deferred tax assets 1
4,937
3,951
Deferred tax liabilities 2
300
204
Net deferred tax assets 1 $
4,637
$
3,747
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
2

Included in Other liabilities on the Consolidated Balance Sheet.
The amount of temporary differences, unused tax

losses, and unused tax credits for which

no deferred tax asset is recognized on the

Consolidated Balance Sheet
was $
658

million as at October 31, 2024 (October 31,

2023 – $
663

million), of which $
2

million (October 31, 2023 – $
11

million) is scheduled to expire within five
years.
Certain taxable temporary differences associated

with the Bank’s investments in subsidiaries, branches

and associates, and interests in joint ventures

did not
result in the recognition of deferred tax liabilities

as at October 31, 2024. The total amount

of these temporary differences was $
72

billion as at October 31, 2024
(October 31, 2023 – $

billion).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 85
The movement in the net deferred tax asset

for the years ended October 31, 2024 and

October 31, 2023, was as follows:
Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars) For the years ended October 31
2024 2023
Consolidated Other Business

Consolidated Other Business

statement of comprehensive combinations

statement of comprehensive combinations

income income and other Total income income and other Total
Deferred income tax expense

(recovery)
Allowance for credit losses $
(126)
$
–
$
–
$
(126)
$
(127)
$
–
$
–
$
(127)
Trading loans

(1)
–
–
(1)
(2)
–
–
(2)
Employee benefits
(154)
(15)
–
(169)
(9)
12
(113)
(110)
Losses available for carry

forward
82
–
–
82
(53)
–
(12)
(65)
Tax credits
(43)
–
–
(43)
(5)
–
–
(5)
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
105
–
–
105
(194)
–
3
(191)
Other deferred tax assets
1
291
–
(12)
279
(754)
–
5
(749)
Securities

(494)
219
–
(275)

(66)
(443)
–
(509)
Pensions
(56)
(21)
–
(77)
(5)
(21)
–
(26)
Deferred (income) expenses
(591)
–
–
(591)
11
–
–
11
Intangibles
(102)
–
–
(102)
(122)
–
85
(37)
Goodwill
28
–
–
28
20
–
–
20
Total deferred income tax

expense (recovery)
1
$
(1,061)
$
183
$
(12)
$
(890)
$
(1,306)
$
(452)
$
(32)
$
(1,790)
1
Amounts for the year ended October 31, 2023

have been restated for the adoption of IFRS 17. Refer to Note 4 for details.
NOTE 25: EARNINGS PER SHARE
Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.
Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are

made to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.
The following table presents the Bank’s basic and

diluted earnings per share for the years

ended October 31, 2024 and October 31, 2023.
Basic and Diluted Earnings Per Share 1
(millions of Canadian dollars, except

as noted)
For the years ended October 31

2024 2023
Basic earnings per share
Net income attributable to common shareholders $
8,316
$
10,071
Weighted-average number of common shares outstanding

(millions)
1,758.8
1,822.5
Basic earnings per share (Canadian dollars) $
4.73
$
5.53
Diluted earnings per share
Net income attributable to common shareholders $
8,316
$
10,071
Net income available to common shareholders

including impact of dilutive securities

8,316

10,071
Weighted-average number of common shares outstanding

(millions)
1,758.8
1,822.5
Effect of dilutive securities
Stock options potentially exercisable (millions) 2
1.2
1.9
Weighted-average number of common shares outstanding

– diluted (millions)
1,760.0
1,824.4
Diluted earnings per share (Canadian dollars) 2 $
4.72
$
5.52
1
Certain amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 4 for details.
2
For the year ended October 31, 2024, the computation of diluted earnings per share excluded average options outstanding of
6.9

million with an exercise price of $
89.49

as the option
price was greater than the average market price of the Bank’s common shares. For the year ended October 31, 2023, the computation of diluted earnings per share excluded average options outstanding of
4.6

million with an exercise price of $
93.09
, as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 86
NOTE 26: PROVISIONS, CONTINGENT LIABILITIES,

COMMITMENTS, GUARANTEES, PLEDGED

ASSETS, AND COLLATERAL
(a)

PROVISIONS
The following table summarizes

the Bank’s provisions recorded in other liabilities.
Provisions
(millions of Canadian dollars) Legal, Regulatory,

Restructuring and Other 1 Total
Balance as at November 1, 2023 $
192
$
2,180
$
2,372
Additions
590
4,699
5,289
Amounts used
(525)
(4,228)
(4,753)
Release of unused amounts
(24)
(8)
(32)
Foreign currency translation adjustments

and other
3
(247)
(244)
Balance as at October 31, 2024, before

allowance for

credit losses for off-balance sheet instruments $
236
$
2,396
$
2,632
Add: Allowance for credit losses for off-balance sheet

instruments
2
1,043
Balance as at October 31, 2024 $
3,675
1
The Bank recognized provisions totalling US$
3.088

billion ($
4.233

billion) for the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/Anti-Money
Laundering (AML) program during the year ended October 31, 2024. The balance of the provisions as at October

31, 2024 is US$
1.43

billion ($
1.99

billion).
2 Refer to Note 8 for further details.
(b)

RESTRUCTURING
The Bank continued to undertake certain

measures during fiscal 2024 to reduce its cost

base and achieve greater efficiency. In connection with these measures,
the Bank incurred $
566

million of restructuring charges during the

year ended October 31, 2024 (October 31, 2023

– $
363

million). The restructuring costs
primarily relate to: (i) employee severance

and other personnel-related costs recorded

as provisions and (ii) real estate optimization

mainly recorded as a reduction
to buildings (refer to Note 15). This restructuring

program concluded in the third quarter

of 2024.
(c)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at October 31, 2024, the
Bank’s RPL is from
zero

to approximately $
625

million (October 31, 2023 – from
zero

to approximately $
1.44

billion). The Bank’s provisions and RPL represent

the
Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number of factors

that could cause
the Bank’s actual losses to be significantly different

from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the varying
stages of the proceedings, the existence of

multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time.

In addition, some actions
seek very large or indeterminate damages.
On October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities and regulators, it reached a resolution

of
previously disclosed investigations related

to its U.S. BSA and AML compliance programs.

The Bank and certain of its U.S. subsidiaries consented

to orders with
the Office of the Comptroller of the Currency (OCC),

the Federal Reserve Board, and the Financial

Crimes Enforcement Network (FinCEN) and entered

into plea
agreements with the Department of Justice (DOJ),

Criminal Division, Money Laundering and Asset

Recovery Section and the United States

Attorney’s Office for
the District of New Jersey. Details of the resolution include: (i)

a total payment of US$
3.088

billion ($
4.233

billion); (ii) TD Bank, N.A. pleading

guilty to one violation
of conspiring to willfully fail to maintain an adequate

AML program, knowingly fail to file accurate

currency transaction reports (CTRs) and money

laundering and
TD Bank US Holding Company (TDBUSH)

pleading guilty to two violations of failing

to maintain an adequate AML program and

failing to file accurate CTRs; (iii)
requirements to remediate the Bank’s U.S. BSA/AML

program, broadly aligned to its existing

remediation program, which requirements

the Bank has begun to
address; (iv) a requirement to prioritize the

funding and staffing of the remediation, which includes

Board certifications for dividend distributions

from certain of the
Bank’s U.S. subsidiaries to the Bank; (v) formal oversight

of the U.S. BSA/AML remediation

through an independent compliance monitorship;

(vi) prohibition
against the average combined total assets

of TD’s two U.S. bank subsidiaries (TD Bank,

NA and TD Bank USA, NA) (collectively, the “U.S. Bank”) exceeding
US$
434

billion (representing the combined total

assets of the U.S. Bank as at September

30, 2024), and if the U.S. Bank does not achieve

compliance with all
actionable articles in the OCC consent orders

(and for each successive year that the

U.S. Bank remains non-compliant),

the OCC may require the U.S. Bank to
further reduce total consolidated assets by up

to
7
%; (vii) the U.S. Bank being subject

to OCC supervisory approval processes

for any additions of new bank
products, services, markets, and stores

prior to the OCC’s acceptance of the

U.S. Bank’s improved AML policies and procedures,

to ensure the AML risk of new
initiatives is appropriately considered and

mitigated; (viii) requirements for the Bank

and TD Group Holdings, LLC (TDGUS)

to retain a third party to assess the
effectiveness of the corporate governance and

U.S. Board and management structure and composition

to adequately oversee U.S. operations; (ix)

requirements to
comply with the terms of the plea agreements

with the DOJ during a five-year term of probation

(which could be extended as a result of

the Bank failing to
complete the compliance undertakings, failing

to cooperate or to report alleged misconduct

as required, or committing additional

crimes); (x) an ongoing obligation
to cooperate with DOJ investigations;

and (xi) an ongoing obligation to report evidence

or allegations of violations by the Bank, its

affiliates, or their employees that
may be a violation of U.S. federal law.
The Bank, together with some former or

current directors, officers and employees, have been

named as defendants in proposed class

action lawsuits in the
United States and Canada purporting

to be brought on behalf of TD shareholders

alleging, among other things, that a

decline in the price of TD’s shares was the
result of misleading disclosures with

respect to the Bank’s AML program and/or the potential

outcomes of the government agencies’ or regulators’

investigations.
We anticipate that additional lawsuits may be

filed and that some of these lawsuits may

be consolidated into one or more actions. All

of the proceedings are still in
early stages and none have been certified to

proceed as a class action. Losses or damages

cannot be estimated at this time.
The Bank also has been named as defendant

in a purported class action lawsuit in

the United States purporting to be brought

on behalf of First Horizon
shareholders alleging that a decline in the price

of First Horizon shares was the result

of alleged misleading disclosures TD

made with respect to TD’s U.S. AML
program and its effect on the Bank’s contemplated

merger with First Horizon. These proceedings

are still in early stages and have not been

certified to proceed as
a class action.

Losses or damages cannot be estimated at

this time.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 87
The Bank is a defendant in Canada and/or

the United States in a number of matters brought

by customers, including class actions,

alleging claims in connection
with various fees, practices and credit decisions.

The cases are in various stages of maturity, with a number of cases not yet certified.
On September 30, 2024, TD Securities (USA)

LLC (TDS-US) entered into a Deferred

Prosecution Agreement (DPA) with the U.S. DOJ related to

the actions of
a former TDS trader. Pursuant to the terms of the DPA, TDS-US agreed to pay total monetary sanctions of approximately

US$
15.5

million, which consists of a
criminal penalty, forfeiture and victim compensation. TDS-US and,

in certain instances, TD Group US Holdings

LLC, further agreed to abide by certain
cooperation, reporting and compliance obligations

in connection with the DPA.

These include, but are not limited to: (i)

an ongoing obligation to cooperate with
DOJ investigations; (ii) an ongoing obligation

to report evidence or allegations of violations

by TDS-US of certain federal statutes; (iii)

the implementation and
maintenance of a corporate compliance program

that meets certain enumerated standards;

and (iv) an ongoing obligation to regularly

report to the DOJ on its
efforts to bolster its compliance program. TDS-US

also resolved investigations by the U.S.

Securities and Exchange Commission

(SEC) and the Financial Industry
Regulatory Authority (FINRA) relating

to the actions of the former TDS-US trader. As part of the resolutions,

TDS-US agreed to pay approximately US$
7

million in
total monetary sanctions to the SEC

and US$
6

million to FINRA.
The Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al
., a putative class action lawsuit in the

United States District Court for the
Northern District of Texas related to a US$
7.2

billion Ponzi scheme perpetrated by

R. Allen Stanford, the owner of Stanford International

Bank, Limited (SIBL), an
offshore bank based in Antigua. Plaintiffs purported to represent a class of investors in SIBL issued

certificates of deposit.

The Bank provided certain
correspondent banking services to SIBL.

Plaintiffs alleged that the Bank and four other banks

aided and abetted Mr. Stanford and that the bank defendants
received fraudulent transfers from SIBL by

collecting fees for providing certain services.

The district court denied Plaintiffs’

motion for class certification, which the
Fifth Circuit declined to review on appeal.

The Official Stanford Investors Committee (OSIC),

a court-approved committee representing investors,

received
permission to intervene in the lawsuit and brought

similar claims against all the bank defendants.

In fiscal year 2023, the Bank reached a settlement

agreement
pursuant to which the Bank agreed to pay

US$
1.205

billion to the U.S. Receiver to resolve all

claims against the Bank arising from or related

to R. Allen Stanford,
including the claims asserted in the Rotstain et al. v. Trustmark National Bank et al . and Smith et al. v. Independent Bank

actions. Under the terms of the
agreement, all involved parties have agreed

to a bar order dismissing and releasing all

current or future claims arising from or

related to R. Allen Stanford.

In
August 2023, R. Allen Stanford filed an appeal

of the order approving the settlement,

which the Fifth Circuit denied. On

May 31, 2024, the claims against the Bank
were dismissed with prejudice in Rotstain v. Trustmark National Bank, et al
. On June 3, 2024, the United States Supreme

Court denied R. Allen Stanford’s request
for rehearing regarding the denial of his petition

for a writ of certiorari in which he challenged

the settlement in this action. This brings to

a close the Stanford
litigation in the United States.
In the third quarter of 2024, the Bank and

certain of its subsidiaries resolved the investigations

by the SEC and the Commodity Futures

Trading Commission
(CFTC) concerning compliance with records preservation

requirements relating to business

communications exchanged on unapproved

electronic channels. The
Bank and its subsidiaries in the aggregate paid

penalties totalling US$
124.5

million, for which the Bank was fully provisioned,

and agreed to various other
customary terms similar to those imposed on

other financial institutions that have

resolved similar investigations.
In the second quarter of 2024, the Bank and

certain of its subsidiaries reached a settlement

in principle relating to a civil matter, pursuant to which

the Bank
recorded a provision of $
274

million.
Refer to Note 24 for disclosures related

to tax matters.
(d)

COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank

enters into various commitments and

contingent liability contracts. The primary purpose

of these contracts is to make
funds available for the financing needs of

customers. The Bank’s policy for requiring

collateral security with respect to these contracts

and the types of collateral
security held is generally the same as for loans

made by the Bank.
Financial and performance standby letters

of credit represent irrevocable assurances

that the Bank will make payments in the event

that a customer cannot
meet its obligations to third parties and they

carry the same credit risk, recourse,

and collateral security requirements as loans

extended to customers.
Performance standby letters of credit are

considered non-financial guarantees as payment

does not depend on the occurrence of

a credit event and is generally
related to a non-financial trigger event.
Documentary and commercial letters of

credit are instruments issued on behalf

of a customer authorizing a third party to

draw drafts on the Bank up to a certain
amount subject to specific terms and conditions.

The Bank is at risk for any drafts drawn

that are not ultimately settled by the customer, and the amounts are
collateralized by the assets to which

they relate.
Commitments to extend credit represent unutilized

portions of authorizations to extend credit

in the form of loans and customers’ liability

under acceptances. A
discussion on the types of liquidity facilities

the Bank provides to its securitization

conduits is included in Note 10.
The values of credit instruments reported as

follows represent the maximum amount

of additional credit that the Bank could

be obligated to extend should
contracts be fully utilized.
Credit Instruments
(millions of Canadian dollars) As at
October 31 October 31
2024 2023
Financial and performance standby letters

of credit
$
44,463
$
39,310
Documentary and commercial letters

of credit
337
167
Commitments to extend credit
1
Original term-to-maturity of one year or less
76,060
69,686
Original term-to-maturity of more than one

year
245,846
230,565
Total $
366,706
$
339,728
1

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
In addition, as at October 31, 2024, the Bank

is committed to fund $
594

million (October 31, 2023 – $
554

million) of private equity investments.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 88
Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable

leases for premises and equipment.

The maturity profile for undiscounted lease liabilities

is $
40

million
for 2025, $
119

million for 2026, $
216

million for 2027, $
225

million for 2028, $
469

million for 2029, $
5,330

million for 2030 and thereafter. Total lease payments,
including $
19

million (October 31, 2023 – $
10

million) paid for short-term and low-value asset

leases, for the year ended October 31,

2024, were $
829

million
(October 31, 2023 – $
780

million).
(e)

ASSETS SOLD WITH RECOURSE
In connection with its securitization activities,

the Bank typically makes customary representations

and warranties about the underlying assets

which may result in
an obligation to repurchase the assets. These

representations and warranties attest that

the Bank, as the seller, has executed the sale of assets in

good faith, and
in compliance with relevant laws and contractual

requirements. In the event that they do not

meet these criteria, the loans may be required

to be repurchased by
the Bank.
(f)

GUARANTEES
In addition to financial and performance

standby letters of credit, the following types

of transactions represent the principal guarantees

that the Bank has entered
into.
Credit Enhancements
The Bank guarantees payments to counterparties

in the event that third-party credit enhancements

supporting asset pools are insufficient.
Indemnification Agreements
In the normal course of operations, the Bank

provides indemnification agreements

to various counterparties in transactions such as

service agreements, leasing
transactions, and agreements relating

to acquisitions and dispositions. Under these agreements,

the Bank is required to compensate counterparties

for costs
incurred as a result of various contingencies

such as changes in laws and regulations

and litigation claims. The nature of certain

indemnification agreements
prevent the Bank from making a reasonable

estimate of the maximum potential amount

that the Bank would be required to pay such

counterparties.
The Bank also indemnifies directors, officers,

and other persons, to the extent permitted by

law, against certain claims that may be made against

them as a
result of their services to the Bank or, at the Bank’s request, to another entity.
(g)

PLEDGED ASSETS AND COLLATERAL
In the ordinary course of business, securities

and other assets are pledged against liabilities

or contingent liabilities, including repurchase

agreements,
securitization liabilities, covered bonds,

obligations related to securities sold

short, and securities borrowing transactions.

Assets are also deposited for the
purposes of participation in clearing and payment

systems and depositories or to have access

to the facilities of central banks in foreign jurisdictions,

or as security
for contract settlements with derivative exchanges

or other derivative counterparties.
Details of assets pledged against liabilities

and collateral assets held or repledged are

shown in the following table:
Sources and Uses of Pledged Assets

and Collateral
(millions of Canadian dollars) As at

October 31 October 31
2024 2023
Sources of pledged assets and collateral
Bank assets

Interest-bearing deposits with banks $
6,161
$
6,166
Loans
205,337
130,829
Securities 1
240,425
218,981
Other assets
238
696
452,161
356,672
Third-party assets 1,2
Collateral received and available for sale or

repledging
364,178
355,147
Less: Collateral not repledged
(73,996)
(76,265)
290,182
278,882
742,343
635,554
Uses of pledged assets and collateral 3
Derivatives
15,964
14,696
Obligations related to securities sold

under repurchase agreements
1
186,777
162,284
Securities borrowing and lending 1
137,292
126,031
Obligations related to securities sold

short
1
34,336
39,436
Securitization
36,806
29,135
Covered bond
76,698
55,719
Clearing systems, payment systems, and depositories
10,540
11,863
Foreign governments and central banks
119,522
109,878
Other
124,408
86,512
Total 1 $
742,343
$
635,554
1
Balances as at October 31, 2023 have been restated, with no impact on the measurement of the related financial instruments in the Bank’s Consolidated Financial Statements, to reflect the categorization of certain pledged assets in the comparative period.
2
Includes collateral received from reverse repurchase agreements, securities lending,

margin loans, and other client activity.
3 Includes $
63.7

billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2024 (October 31, 2023 –
$
52.3

billion).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 89
NOTE 27: RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party

has the ability to directly or indirectly

control the other party or exercise significant influence

over the other party in
making financial or operational decisions.

The Bank’s related parties include key management

personnel, their close family members and

their related entities,
subsidiaries, associates, joint ventures, and

post-employment benefit plans for the Bank’s employees.
TRANSACTIONS WITH KEY MANAGEMENT

PERSONNEL, THEIR CLOSE FAMILY MEMBERS,

AND THEIR RELATED ENTITIES
Key management personnel are those persons

having authority and responsibility

for planning, directing,

and controlling the activities of the Bank, directly

or
indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank

makes loans to its key management personnel,

their
close family members,

and their related entities on market

terms and conditions with the exception of

banking products and services for key

management
personnel, which are subject to approved policy

guidelines that govern all employees.
As at October 31, 2024, $
14

million (October 31, 2023 – $
105

million) of related party loans were outstanding

from key management personnel, their

close family
members,

and their related entities. This amount

also includes balances from certain retired

key management personnel.
COMPENSATION
The remuneration of key management personnel

was as follows:
Compensation
(millions of Canadian dollars) For the years ended October 31

2024 2023
Short-term employee benefits

$
30
$
33
Post-employment benefits

1
1
Share-based payments

23
38
Total

$
54
$
72
In addition, the Bank offers deferred share and

other plans to non-employee directors, executives,

and certain other key employees. Refer

to Note 22 for further
details.
In the ordinary course of business, the Bank

also provides various banking services to associated

and other related corporations on

terms similar to those
offered to non-related parties.
TRANSACTIONS WITH SUBSIDIARIES,

SCHWAB, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries

meet the definition of related party transactions.

If these transactions are eliminated on

consolidation, they are
not disclosed as related party transactions.
Transactions between the Bank, Schwab, and Symcor

Inc. (Symcor) also qualify as related party

transactions. There were no significant transactions

between
the Bank, Schwab, and Symcor during the

year ended October 31, 2024, other than as

described in the following sections and in

Note 12.
i) TRANSACTIONS WITH SCHWAB
A description of significant transactions

between the Bank and its affiliates with Schwab

is set forth below.
Insured Deposit Account Agreement
During the year ended October 31, 2024, Schwab

exercised its option to buy down the remaining

$
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA permitted
and paid $
32

million (US$
23

million) in termination fees to the Bank in

accordance with the 2023 Schwab IDA Agreement.

During the year ended October 31,
2023, Schwab exercised its option to buy

down an initial $
6.1

billion (US$
4.5

billion) of FROA and paid $
305

million (US$
227

million) in termination fees to the
Bank in accordance with the 2023 Schwab

IDA Agreement.
As at October 31, 2024, deposits under

the Schwab IDA Agreement were $
117

billion (US$
84

billion) (October 31, 2023 – $
133

billion (US$
96

billion)). The
Bank paid fees, net of the termination fees

received from Schwab, of $
908

million during the year ended October 31, 2024

(October 31, 2023 – $
932

million) to
Schwab related to sweep deposit accounts.

The amount paid by the Bank is based on

the average insured deposit balance of $
121

billion for the year ended
October 31, 2024 (October 31, 2023 – $
147

billion) and yields based on agreed upon

market benchmarks, less the actual interest

paid to clients of Schwab.
As at October 31, 2024, amounts receivable

from Schwab were $
12

million (October 31, 2023 – $
38

million). As at October 31, 2024, amounts payable

to
Schwab were $
42

million (October 31, 2023 – $
24

million).
ii) TRANSACTIONS WITH SYMCOR
The Bank has
one-third ownership

in Symcor, a Canadian provider of business process

outsourcing services offering a diverse portfolio

of integrated solutions in
item processing, statement processing and

production, and cash management

services. The Bank accounts for Symcor’s

results using the equity method of
accounting. During the year ended October 31,

2024, the Bank paid $
88

million (October 31, 2023 – $
81

million) for these services. As at October

31, 2024, the
amount payable to Symcor was $
6

million (October 31, 2023 – $
12

million).
The Bank and two other shareholder banks

have also provided a $
100

million unsecured loan facility to Symcor

which was undrawn as at October 31, 2024 and
October 31, 2023.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 90
NOTE 28: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results under four key

business segments: Canadian Personal and

Commercial Banking,

U.S. Retail,
Wealth Management and Insurance,

and Wholesale Banking. The Bank’s other activities

are grouped into the Corporate segment.
Canadian Personal and Commercial Banking

provides financial products and services

to personal, small business and commercial

customers, and includes TD
Auto Finance Canada. U.S. Retail is comprised

of personal and business banking in the

U.S., TD Auto Finance U.S., the U.S.

wealth business, as well as the
Bank’s equity investment in Schwab. Wealth Management

and Insurance includes the Canadian

wealth business which provides investment products

and services
to institutional and retail investors, and the insurance

business which provides property and casualty

insurance, as well as life and health insurance

products to
customers across Canada. Effective fiscal 2024,

certain asset management businesses

which were previously reported in the

U.S. Retail segment are now
reported in the Wealth Management and Insurance

segment. Comparative period information has

been adjusted to reflect the new alignment.

Wholesale Banking
provides a wide range of capital markets,

investment banking, and corporate banking

products and services, including underwriting

and distribution of new debt
and equity issues, providing advice on strategic

acquisitions and divestitures, and

meeting the daily trading, funding, and investment

needs of the Bank’s clients.
The Corporate segment includes the effects of

certain asset securitization programs,

treasury management, elimination of taxable

equivalent adjustments and
other management reclassifications, corporate

level tax items, and residual unallocated

revenue and expenses.
The results of each business segment reflect

revenue, expenses, and assets generated

by the businesses in that segment.

Due to the complexity of the Bank,
its management reporting model uses various

estimates, assumptions, allocations, and

risk-based methodologies for funds

transfer pricing, inter-segment
revenue, income tax rates, capital, indirect

expenses and cost transfers to

measure business segment results. The basis

of allocation and methodologies are
reviewed periodically to align with management’s

evaluation of the Bank’s business segments.

Transfer pricing of funds is generally applied at market rates.
Intersegment revenue is negotiated between

each business segment and approximates

the fair value of the services provided. Income

tax provision or recovery is
generally applied to each segment based on

a statutory tax rate and may be adjusted

for items and activities unique to each segment.

Amortization of intangibles
acquired as a result of business combinations

is included in the Corporate segment. Accordingly, net income for business segments is presented before
amortization of these intangibles.
Non-interest income is earned by the Bank

primarily through investment and

securities services, credit fees, trading

income, service charges, card services,

and
insurance revenues. Revenues from

investment and securities services are earned

predominantly in the Wealth Management

and Insurance segment. Revenues
from credit fees are primarily earned

in the Wholesale Banking and Canadian Personal

and Commercial Banking segments.

Trading income is earned within
Wholesale Banking. Both service charges

and card services revenue are mainly earned

in the U.S. Retail and Canadian Personal

and Commercial Banking
segments. Insurance revenue is earned in

the Wealth Management and Insurance segment.
Net interest income within Wholesale

Banking is calculated on a taxable equivalent

basis (TEB), which means that the value

of non-taxable or tax-exempt
income, primarily dividends, is adjusted

to its equivalent before-tax value. Using TEB allows

the Bank to measure income from all

securities and loans consistently
and makes for a more meaningful comparison

of net interest income with similar institutions.

The TEB adjustment reflected in Wholesale

Banking is reversed in the
Corporate segment.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 91
The following table summarizes the segment

results for the years ended October 31, 2024

and October 31, 2023.
Results by Business Segment 1,2
(millions of Canadian dollars) For the years ended
October 31, 2024
Canadian
Personal and Wealth
Commercial U.S. Management Wholesale
Banking Retail and Insurance Banking 3 Corporate 3 Total
Net interest income (loss) $
15,697
$
11,600
$
1,226
$
582
$
1,367
$
30,472
Non-interest income (loss)
4,093
2,113
12,309
6,704
1,532
26,751
Total revenue
19,790
13,713
13,535
7,286
2,899
57,223
Provision for (recovery of)
credit losses
1,755
1,532
–
317
649
4,253
Insurance service expenses
–
–
6,647
–
–
6,647
Non-interest expenses

8,010
12,615
4,285
5,576
5,007
35,493
Income (loss) before income taxes
and share of net income from
investment in Schwab
10,025
(434)
2,603
1,393
(2,757)
10,830
Provision for (recovery of)
income taxes
2,806
200
648
275
(1,238)
2,691
Share of net income from

investment in Schwab
4,5
–
709
–
–
(6)
703
Net income (loss) $
7,219
$
75
$
1,955
$
1,118
$
(1,525)
$
8,842
October 31, 2023
Net interest income (loss) $
14,192
$
12,029
$
1,064
$
1,538
$
1,121
$
29,944
Non-interest income (loss)
4,125
2,261
10,566
4,280
(486)
20,746
Total revenue
18,317
14,290
11,630
5,818
635
50,690
Provision for (recovery of)
credit losses
1,343
928
1
126
535
2,933
Insurance service expenses
–
–
5,014
–
–
5,014
Non-interest expenses

7,700
8,079
3,908
4,760
5,408
29,855
Income (loss) before income taxes
and share of net income

from investment in Schwab
9,274
5,283
2,707
932
(5,308)
12,888
Provision for (recovery of)

income taxes
2,586
658
706
162
(994)
3,118
Share of net income from
investment in Schwab 4,5
–
939
–
–
(75)
864
Net income (loss) $
6,688
$
5,564
$
2,001
$
770
$
(4,389)
$
10,634
1
Certain amounts for the year ended October 31, 2023 have been restated for the adoption of IFRS 17. Refer to

Note 4 for details.
2
The retailer program partners’

share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’

net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss).

The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3
Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale

Banking is reversed in the Corporate segment.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s Federal

Deposit Insurance Corporation special assessment charge are recorded in the Corporate segment.
5
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note

12 for further details.
Total Assets by Business Segment 1
(millions of Canadian dollars) Canadian
Personal and Wealth
Commercial Management Wholesale
Banking U.S. Retail and Insurance Banking Corporate
Total

As at October 31, 2024
Total assets $
584,468
$
606,572
$
23,217
$
686,795
$
160,699
$
2,061,751
As at October 31, 2023
Total assets $
560,303
$
561,350
$
22,293
$
673,398
$
137,795
$
1,955,139
1
Certain balances as at October 31, 2023 have been restated for the adoption of IFRS 17 (refer to Note 4 for details)

and restated to reflect assets in the U.S. Retail Segment that were reported in the Corporate Segment (with no impact on the measurement of the related total assets in the Bank’s

Consolidated Financial Statements).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 92
RESULTS BY GEOGRAPHY
For reporting of geographic results, segments

are grouped into Canada, United States,

and Other international. Transactions are primarily

recorded in the location
responsible for recording the revenue or assets.

This location frequently corresponds

with the location of the legal entity through which

the business is conducted
and the location of the customer.
Results by Geography 1
(millions of Canadian dollars) For the years ended As at

October 31 October 31

2024 2024
Total revenue Total assets
Canada $
31,453
$
1,146,243
United States
22,097
749,353
Other international
3,673
166,155
Total $
57,223
$
2,061,751
2023 2023
Canada $
29,159
$
1,043,638
United States
18,267
763,332
Other international
3,264
148,169
Total $
50,690
$
1,955,139
1
Certain amounts have been restated for the adoption of IFRS 17 as at and for the year ended October 31, 2023.

Refer to Note 4 for details.
NOTE 29: INTEREST INCOME AND EXPENSE
The following tables present interest income

and interest expense by basis of accounting

measurement.
Interest Income
(millions of Canadian dollars) For the years ended October 31
2024 2023
Measured at amortized cost 1 $
80,581
$
69,088

Measured at FVOCI – Debt instruments 1
3,743
3,315
84,324
72,403
Measured or designated at FVTPL
8,742
7,980
Measured at FVOCI – Equity instruments
323
291
Total $
93,389
$
80,674
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the years ended October 31
2024 2023
Measured at amortized cost 1,2 $
50,382
$
41,059

Measured or designated at FVTPL
12,535
9,671
Total $
62,917
$
50,730
1
Interest expense is calculated using EIRM.
2

Includes interest expense on lease liabilities for the year ended October 31, 2024 of $
151

million (October 31, 2023 – $

million).

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 93
NOTE 30: CREDIT RISK
Concentration of credit risk exists where

a number of borrowers or counterparties are

engaged in similar activities, are located

in the same geographic area or
have comparable economic characteristics.

Their ability to meet contractual obligations

may be similarly affected by changing economic, political

or other
conditions. The Bank’s portfolio could be sensitive

to changing conditions in particular geographic

regions.
Concentration of Credit Risk
(millions of Canadian dollars, As at
except as noted) Loans and customers’ liability Derivative financial under acceptances
1,2
Credit Instruments
3,4
instruments
5,6
October 31 October 31 October 31 October 31 October 31 October 31
2024 2023 2024 2023 2024 2023
Canada
66
%
66
%
32
%
30
%
28
%
26
%
United States
33
33
64
65
32
33
United Kingdom
–
–
1
2
9
9
Europe – other
–
–
2
2
21
21
Other international
1
1
1
1
10
11
Total
100
%
100
%
100
%
100
%
100
%
100
%
$
949,779
$
913,937

$
366,706
$
339,728

$
69,970
$
82,761

1
Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded
5
% of the total concentration as at October 31, 2024 was real estate
10
% (October 31, 2023 –
10
%).
2

Includes loans that are measured at FVOCI.
3

As at October 31, 2024, the Bank had commitments and contingent liability contracts in the amount of $
367

billion (October 31, 2023 – $
340

billion). Included are commitments to extend
credit totalling $
322

billion (October 31, 2023 – $
300

billion), of which the credit risk is dispersed as detailed in the table above.

4

Of the commitments to extend credit, industry segments which equalled or exceeded
5
% of the total concentration were as follows as at October 31, 2024: financial institutions
19
%
(October 31, 2023 –
17
%); power and utilities
11
% (October 31, 2023 –
10
%); government, public sector entities and education
7
% (October 31, 2023 –
8
%); automotive
7
%
(October 31, 2023 –
8
%); professional and other services
8
% (October 31, 2023 –
7
%); sundry manufacturing and wholesale
7
% (October 31, 2023 –
7
%); non-residential real estate
6
%
(October 31, 2023 –
6
%).
5

As at October 31, 2024, the current replacement cost of derivative financial instruments, excluding the impact of master netting agreements and collateral, amounted to $
70

billion
(October 31, 2023 – $
83

billion). Based on the location of the ultimate counterparty,

the credit risk was allocated as detailed in the table above. The table excludes the fair value of
exchange traded derivatives.

6

The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions),

which accounted for
66
% of the total as at October 31, 2024
(October 31, 2023 –
60
%). The second largest concentration was with governments, which accounted for
24
% of the total as at October 31, 2024 (October 31, 2023 –
32
%). No other
industry segment exceeded
5
% of the total.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 94
The following table presents the maximum

exposure to credit risk of financial instruments,

before taking account of any collateral

held or other credit
enhancements.
Gross Maximum Credit Risk Exposure
(millions of Canadian dollars) As at

October 31 October 31
2024 2023
Cash and due from banks $
6,437
$
6,721
Interest-bearing deposits with banks
169,930
98,348
Securities 1
Financial assets designated at fair value through

profit or loss
Government and government-insured

securities
3,056
2,720
Other debt securities
3,361
3,098
Trading
Government and government-insured

securities
46,575
51,493
Other debt securities
22,482
20,685
Retained interest
1
3
Non-trading securities at fair value through

profit or loss

Government and government-insured

securities
271
288
Other debt securities
1,376
2,683
Securities at fair value through other

comprehensive income

Government and government-insured

securities
78,422
52,927
Other debt securities
10,830
13,004
Debt securities at amortized cost
Government and government-insured

securities
205,098
230,304
Other debt securities
66,517
77,712
Securities purchased under reverse purchase

agreements
208,217
204,333
Derivatives 2
78,061
87,382
Loans
Residential mortgages
331,284
319,938
Consumer instalment and other personal
226,333
215,745
Credit card
38,542
36,726
Business and government
353,390
323,538
Trading loans
23,518
17,261
Non-trading loans at fair value through profit

or loss

3,057
3,495
Loans at fair value through other comprehensive

income

230
421
Customers’ liability under acceptances
–
17,569
Amounts receivable from brokers, dealers,

and clients
22,115
30,416
Other assets
12,761
12,504
Total assets
1,911,864
1,829,314
Credit instruments
3
366,706
339,728
Unconditionally cancellable commitments

to extend credit
450,574
430,163
Total credit exposure $
2,729,144
$
2,599,205
1

Excludes equity securities.
2

The carrying amount of the derivative assets represents the maximum credit risk exposure related to derivative contracts.
3
The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may
differ

from the amount reported above. Refer to Note 26 for further details.
NOTE 31: REGULATORY CAPITAL
The Bank manages its capital in accordance

with guidelines established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market,
and operational risks. The Bank has various

capital policies, procedures,

and controls which it utilizes to achieve its

goals and objectives. The Bank is designated
as a domestic systemically important bank

(D-SIB) and a global systemically important

bank (G-SIB).
The Bank’s capital management objectives are:
●

To maintain an adequate level of capital based on the Bank’s risk profile as determined by:
–

the Bank’s Risk Appetite Statement;
–

capital requirements defined by relevant

regulatory authorities; and
–

the Bank’s internal assessment of capital requirements,

including stress test analysis, consistent

with the Bank’s risk profile and risk tolerance levels.
●

Manage capital levels, in order to:
–

insulate the Bank from unexpected loss events;
–

maintain stakeholder confidence in the Bank;
–

establish that the Bank has adequate capital

under a severe but plausible stress event;

and

–

support and facilitate business growth and/or

strategic deployment consistent with the

Bank’s strategy and risk appetite.
●

To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of

capital elements to meet targeted
capitalization levels.
●

To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required

funding (in the event of
unexpected loss or business growth).
●

To maintain a robust capital planning process and framework to support capital funding decisions such as issuances, redemptions

and distributions which in
turn support the Bank’s capital adequacy.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 95
These objectives are applied in a manner

consistent with the Bank’s overall objective of

providing a satisfactory return on

shareholders’ equity.
Basel III Capital Framework
Capital requirements of the Basel Committee

on Banking Supervision are commonly referred

to as Basel III. Under Basel III,

Total Capital consists of three
components, namely

Common Equity Tier 1 (CET1),

Additional Tier 1, and

Tier 2 Capital. Risk sensitive regulatory capital

ratios are calculated by dividing CET1,
Tier 1, and Total Capital by risk-weighted

assets (RWA), inclusive of any minimum

requirements outlined under the regulatory

floor. In 2015, Basel III also
implemented a non-risk sensitive leverage

ratio to act as a supplementary

measure to the risk-sensitive capital requirements.

The objective of the leverage ratio is
to constrain the build-up of excess leverage in the banking

sector. The leverage ratio is calculated

by dividing Tier 1 Capital by leverage

exposure which is
primarily comprised of on-balance sheet

assets with adjustments made to derivative

and securities financing transaction exposures,

and credit equivalent amounts
of off-balance sheet exposures.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks

to determine capital levels consistent with

the way they measure, manage, and mitigate

risks. It specifies
methodologies for the measurement of credit,

trading market, and operational risks.

The Bank uses the Internal Ratings-Based approaches

to credit risk for all
material portfolios.
For accounting purposes, IFRS is followed

for consolidation of subsidiaries and joint ventures.

For regulatory capital purposes,

all subsidiaries of the Bank are
consolidated except for insurance subsidiaries

which are deconsolidated and follow prescribed

treatment per OSFI’s CAR guidelines. Insurance

subsidiaries are
subject to their own capital adequacy reporting,

such as OSFI’s Minimum Capital

Test for General Insurance and Life Insurance Capital

Adequacy Test for Life and
Health.
Some of the Bank’s subsidiaries are individually

regulated by either OSFI or other regulators.

Many of these entities have minimum

capital requirements which
may limit the Bank’s ability to extract capital

or funds for other uses.
The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for CET1, Tier 1, Total Capital and risk-based Total Loss Absorbing Capacity (TLAC) ratios. The
DSB level was increased to
3.5
% as of November 1, 2023, which

sets these minimum target ratios at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI
target includes the greater of the D-SIB or

G-SIB surcharge, both of which are

currently
1
% for the Bank. On February 1, 2023, OSFI

announced revisions to the
Leverage Requirements Guideline to introduce

a requirement for D-SIBs to hold a leverage

ratio buffer of
0.50
% in addition to the existing minimum requirement.
This sets the minimum targets for leverage

and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.
The Bank complied with all published regulatory

minimum risk-based capital and leverage ratio

requirements set by OSFI during the

year ended October 31, 2024.
The following table summarizes the Bank’s regulatory

capital position as at October 31, 2024 and

October 31, 2023.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
October 31 October 31

2024 2023
Capital
Common Equity Tier 1 Capital $
82,714
$
82,317
Tier 1 Capital

93,248

92,752
Total Capital

105,745

103,648
Risk-weighted assets used in the calculation

of capital ratios
630,900
571,161
Capital and leverage ratios
Common Equity Tier 1 Capital ratio

13.1
%
14.4
%
Tier 1 Capital ratio
14.8

16.2

Total Capital ratio
16.8

18.1

Leverage ratio
4.2
4.4
TLAC Ratio
28.7
32.7
TLAC Leverage Ratio
8.1
8.9

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 96
NOTE 32: INFORMATION ON SUBSIDIARIES
The following is a list of the directly or indirectly

held significant subsidiaries.
SIGNIFICANT SUBSIDIARIES 1
(millions of Canadian dollars) October 31, 2024
Address of Head Carrying value of shares
North America or Principal Office
2
owned by the Bank
3
Meloche Monnex Inc.
Montreal, Québec
$
2,753
Security National Insurance Company
Montreal, Québec
Primmum Insurance Company
Toronto, Ontario
TD Direct Insurance Inc.
Toronto, Ontario
TD General Insurance Company
Toronto, Ontario
TD Home and Auto Insurance Company
Toronto, Ontario
TD Wealth Holdings Canada Limited
Toronto, Ontario
10,367
TD Asset Management Inc.
Toronto, Ontario
GMI Servicing Inc.
Winnipeg, Manitoba
TD Waterhouse Private Investment Counsel Inc.
Toronto, Ontario
TD Waterhouse Canada Inc.
Toronto, Ontario
TD Auto Finance (Canada) Inc.
Toronto, Ontario
4,287
TD Group US Holdings LLC
Wilmington, Delaware
81,374
Toronto Dominion Holdings (U.S.A.), Inc.
New York, New York
Cowen Inc.
New York, New York
Cowen Structured Holdings LLC
New York, New York
Cowen Structured Holdings Inc.
New York, New York
ATM Execution LLC
New York, New York
RCG LV Pearl, LLC
New York, New York
Cowen Financial Products LLC
New York, New York
Cowen Holdings, Inc.
New York, New York
Cowen and Company, LLC
New York, New York
Cowen CV Acquisition LLC
New York, New York
Cowen Execution Holdco LLC
New York, New York
Westminster Research Associates LLC
New York, New York
RCG Insurance Company
New York, New York
TD Prime Services LLC
New York, New York
TD Securities Automated Trading LLC
Chicago, Illinois
TD Securities (USA) LLC
New York, New York
Toronto Dominion (Texas) LLC
New York, New York
Toronto Dominion (New York) LLC
New York, New York
Toronto Dominion Investments, Inc.
New York, New York
TD Bank US Holding Company
Cherry Hill, New Jersey
Epoch Investment Partners, Inc.
New York, New York
TD Bank USA, National Association
Cherry Hill, New Jersey
TD Bank, National Association
Cherry Hill, New Jersey
TD Equipment Finance, Inc.
Mt. Laurel, New Jersey
TD Private Client Wealth LLC
New York, New York
TD Public Finance LLC
New York, New York
TD Wealth Management Services Inc.
Mt. Laurel, New Jersey
TD Investment Services Inc.
Toronto, Ontario
56
TD Life Insurance Company
Toronto, Ontario
163
TD Mortgage Corporation
Toronto, Ontario
13,231
TD Pacific Mortgage Corporation
Vancouver, British Columbia
The Canada Trust Company
Toronto, Ontario
TD Securities Inc.
Toronto, Ontario
3,213
TD Vermillion Holdings Limited
Toronto, Ontario
23,714
TD Financial International Ltd.
Hamilton, Bermuda
TD Reinsurance (Barbados) Inc.
St. James, Barbados
International
Cowen Malta Holdings Limited
Birkirkara, Malta
27
Cowen Insurance Company Ltd
Birkirkara, Malta
Ramius Enterprise Luxembourg Holdco S.à.r.l.
Luxembourg, Luxembourg
247
Cowen Reinsurance S.A.
Luxembourg, Luxembourg
TD Ireland Unlimited Company
Dublin, Ireland
2,805
TD Global Finance Unlimited Company
Dublin, Ireland
TD Securities (Japan) Co. Ltd.
Tokyo, Japan
13
Toronto Dominion Australia Limited
Sydney, Australia
104
TD Bank Europe Limited
London, England
1,407
Toronto Dominion International Pte. Ltd.
Singapore, Singapore
6,812
Cowen Execution Services Limited
London, England
Toronto Dominion (South East Asia) Limited
Singapore, Singapore
1,643
1

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns
100
% of the entity and/or
100
% of any issued and outstanding voting securities and
non-voting securities of the entities listed.
2

Each subsidiary is incorporated or organized in the country in which its head or principal office is located.
3

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the
Bank Act (Canada) . Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes.

TD BANK GROUP • 2024 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES Page 97
SUBSIDIARIES WITH RESTRICTIONS

TO TRANSFER FUNDS
Certain of the Bank’s subsidiaries have regulatory requirements to fulfil, in accordance with applicable law, in order to transfer funds, including paying dividends to,
repaying loans to, or redeeming subordinated

debentures issued to, the Bank. These

customary requirements include, but

are not limited to:
●

Local regulatory capital and/or surplus adequacy

requirements;
●

Basel requirements under Pillar 1 and Pillar

2;
●

Local regulatory approval requirements; and
●

Local corporate and/or securities laws.
Pursuant to the terms of the orders that

TD Bank USA, N.A. (TDBUSA) and TD Bank

N.A. (TDBNA) entered into with the OCC,

the boards of directors of TDBUSA
and TDBNA will be required to certify to

the OCC that the Bank has allocated appropriate

resources and staffing to the remediation required

by the orders before
declaring or paying dividends, engaging in

share repurchases, or making any other

capital distribution. In addition, pursuant to the

terms of the cease and desist
order that the Bank, TDGUS and TDBUSH

entered into with the Federal Reserve,

the boards of directors of TDGUS and

TDBUSH will be required to certify to

the
Federal Reserve that appropriate resources

and staffing have been allocated to remediation,

as required by the order, before declaring or paying any dividends, engaging in share repurchases, or making any

other capital distributions. If TDBUSA,

TDBNA, TDGUS or TDBUSH are unable

to so certify, then there would be
restrictions on (i) the payment of dividends

or making of any other capital distributions to

the Bank, or (ii) the repurchase of shares

of these entities from the Bank
.
As at October 31, 2024, the net assets of

subsidiaries subject to regulatory or CAR

was approximately $
109

billion (October 31, 2023 – $
103

billion), before
intercompany eliminations.
In addition to regulatory requirements outlined

above, the Bank may be subject to significant

restrictions on its ability to use the assets

or settle the liabilities of
members of its group. Key contractual restrictions

may arise from the provision of collateral to

third parties in the normal course of business,

for example through
secured financing transactions; assets

securitized which are not subsequently available

for transfer by the Bank; and assets transferred

into other consolidated
and unconsolidated

structured entities. The impact of these restrictions

has been disclosed in Notes 9 and 26.